As filed with the Securities and Exchange Commission on November 15, 2002

Registration No. 333-100764

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to
FORM SB-2

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ANTEX BIOLOGICS INC.

(Name of small business issuer in its charter)

Delaware	2830	52-1563899
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

300 Professional Drive

Gaithersburg, Maryland 20879
(301) 590-0129
(Address and telephone number
of principal executive offices and principal place of business)

V. M. Esposito

Chief Executive Officer
Antex Biologics Inc.
300 Professional Drive
Gaithersburg, Maryland 20879
(301) 590-0129
(Name, address and telephone
number of agent for service)

Copies to:

D. Michael Lefever, Esq. Andrew P. Schoeffler, Esq. Covington & Burling 1201 Pennsylvania Avenue, NW Washington, DC 20004 (202) 662-6000	Robert H. Cohen, Esq. Jonathan K. Bender, Esq. Morrison Cohen Singer & Weinstein, LLP 750 Lexington Avenue New York, NY 10022 (212) 735-8600

     Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act statement number of the earlier effective registration statement for the same offering:    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 15, 2002

PRELIMINARY PROSPECTUS

8,000,000 Units

ANTEX BIOLOGICS INC.

      We are offering 8,000,000 units. Each unit consists of one share of our common stock and one redeemable stock purchase warrant. Prior to this offering, there has been no public market for the units. It is currently estimated that the public offering price of the units will be $0.75 per unit. The common stock and redeemable stock purchase warrant that constitute a unit will not trade as separate securities until 30 days after this offering (unless the representative of the underwriters determines that separate trading should occur earlier), at which time the common stock and redeemable stock purchase warrant will automatically trade separately and the units will no longer trade as a separate security.

      Each redeemable stock purchase warrant will entitle the registered holder to purchase one share of our common stock at an exercise price equal to 120% of the per unit public offering price during the period beginning on the date on which the common stock and redeemable stock purchase warrant that constitute a unit begin to trade separately and ending on the fifth anniversary of the closing date of this offering. We may redeem the redeemable stock purchase warrants at any time at a redemption price of $0.001 per redeemable stock purchase warrant, on not less than 30 days’ prior written notice if the last sale prices of our common stock have been at least 200% of the then-current exercise price of the redeemable stock purchase warrants for any 20 consecutive trading day period ending within not more than 15 trading days prior to the date on which the redemption notice is given.

      Our common stock is listed on the American Stock Exchange. The trading symbol for our common stock on the American Stock Exchange is ANX. On November 14, 2002, the closing sales price for our common stock was $0.23 per share. We intend to apply to have the shares of our common stock offered by this prospectus approved for trading on the American Stock Exchange. We also intend to apply for the separate listing of the units and the redeemable stock purchase warrants on the American Stock Exchange under the symbols ANX.U and ANX.W, respectively.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE “RISK FACTORS” ON PAGE 5.

Underwriting
	Public Offering	discount	Proceeds to
	Price	and commissions	us(1)

Per Unit	$[ ]	$[ ]	$[ ]

(1)	Before deducting the expenses payable by us, including the Representative’s non-accountable expense allowance.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      Our underwriters are offering our securities on a firm commitment basis subject to prior sale, when, as and if delivered to and accepted by our underwriters. Our underwriters have reserved their right to withdraw, cancel or modify the offering and to reject any order to purchase our securities in whole or in part.

      Our underwriters have an option to purchase up to an additional 1,200,000 units to cover over allotments. Our underwriters expect to deliver our securities to purchasers on or about [                    ], 2002.

ROAN/ MEYERS ASSOCIATES, L.P.

The date of this prospectus is [                    ], 2002

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
INDEMNIFICATION OF DIRECTORS AND OFFICERS
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
Form of Underwriting Agreement
Financial Advisory and Consulting Agreement
Form of Representative's Unit Purchase Option
Consent of Eisner LLP

      Unless we have indicated otherwise, references in this prospectus to “Antex,” “we,” “us,” and “our,” or similar terms are to Antex Biologics Inc. and its consolidated subsidiary, Antex Pharma Inc. Our starburst design, and AntexBiologics accompanied with the starburst design, are registered trademarks of Antex Biologics Inc.

PROSPECTUS SUMMARY

      This section contains a brief summary of the information contained in the prospectus. Before making a decision to purchase our securities, you should read this entire prospectus, including the discussion regarding the risks of investing in our securities under “Risk Factors” and the audited consolidated financial statements and related notes.

Our Business

      We are a biopharmaceutical company committed to developing new products to prevent and treat bacterial infections and related diseases. Our focus is on developing vaccines to prevent and treat gastrointestinal and sexually transmitted diseases, and antibiotics with an emphasis on hospital-acquired skin and soft tissue infections and bacteria that are resistant to current antibiotics. Our strategy for the commercial development of our products is to balance internal product development and eventual marketing and sales, with the licensing of product candidates to well-established industry partners.

      All our proposed products are in discovery, research, preclinical or clinical development. All our potential vaccine and antibiotic products will require substantial additional research and development, preclinical testing, and/or clinical trials, as well as regulatory approvals from the appropriate governmental agencies, prior to commercialization. The process from research to commercialization requires significant financial resources. No assurances can be given that we will commercialize any of our potential products.

  Products in Development — Vaccines

      HELIVAX is a vaccine designed to prevent and treat infections by Helicobacter pylori, the bacteria responsible for causing most stomach ulcers. Helicobacter pylori is also associated with stomach cancers, Sudden Infant Death Syndrome and cardiac disease. We have completed two Phase I clinical trials involving this product candidate. Both trials demonstrated that the vaccine is safe and generates immune responses in humans. The second trial assessed different dosing regimens and delivery formulations from those tested in the first clinical trial. Subject to the availability of funding, we expect to begin two Phase II clinical trials for HELIVAX by the end of 2002, one of which will assess its effectiveness as a prophylactic vaccine and the second of which will assess its effectiveness as a therapeutic vaccine.

      TRACVAX is a vaccine designed to prevent infections by Chlamydia trachomatis, the most prevalent sexually transmitted disease in the world. Chlamydia trachomatis causes urogenital disorders such as pelvic inflammatory disease, cervicitis and infertility, and also causes blindness and pneumonia. We have shown in preclinical animal studies that the vaccine generates an immune response that protects against infection and Chlamydia-caused infertility. Subject to the availability of funding, we expect to begin an initial Phase I clinical trial of TRACVAX by the end of 2002 to assess its safety and ability to generate immune responses in humans.

      ACTIVAX is a multi-component vaccine designed to prevent travelers’ diseases caused by Campylobacter, Shigella, and E. coli. These bacteria, often acquired by the consumption of contaminated food and water, are the leading causes of travelers’ diseases, such as gastritis, dysentery, and severe diarrhea. We have completed Phase I and Phase II clinical trials for the Campylobacter and E. coli components of ACTIVAX, which have demonstrated that the antigens are safe and are able to generate immune responses in humans. We are currently conducting a Phase I clinical trial for the Shigella component of ACTIVAX, which we expect to complete by the end of 2002. Subject to the availability of funding, we expect to begin a Phase II trial for the combination vaccine in 2003.

  Products in Development — Antibiotics

      AP 158 is an antibiotic designed to treat skin and soft tissue infections acquired in the hospital and that are resistant to existing antibiotics. AP 158 has a mechanism of action that has been shown in preclinical studies to be active against many clinically significant bacteria. In addition, we have a contract with the U.S. Army under which we are evaluating AP 158 as a potential drug against anthrax. Subject to the availability of funding, we expect to begin an initial Phase I clinical trial of AP 158 in the first quarter of 2003 to assess its safety in humans.

  Collaboration Agreements

      We have licensed to GlaxoSmithKline several vaccine product candidates for pediatric respiratory diseases. Under the research and development agreement, GlaxoSmithKline is responsible for conducting and funding clinical trials, manufacturing product, and marketing any resulting licensed vaccines. We are entitled to receive from GlaxoSmithKline milestone payments if the licensed product candidates achieve defined objectives in the development process, and royalty payments on sales if a product is commercialized.

      We have licensed to Aventis Pasteur an Haemophilus influenzae nontypeable protein that we identified. Aventis Pasteur is responsible for conducting and funding clinical trials, manufacturing product and marketing any resulting licensed vaccines. We are entitled to receive from Aventis Pasteur milestone payments if the licensed product candidate achieves defined objectives in the development process, and royalty payments on sales if a product is commercialized.

      We have contracts with the U.S. Navy to develop the Campylobacter component of our ACTIVAX vaccine and with the U.S. Army to develop the Shigella component of ACTIVAX. The U.S. Navy has agreed to conduct and fund the costs, subject to annual budget appropriations, involved in Phase I, II and III clinical trials for Campylobacter. The U.S. Army has funded the costs of a Phase I clinical trial for Shigella. We have retained all commercial rights to develop, produce and market these products.

  Research and Development — Technology Platforms

      Antigen Receptor Technology is our technology that we use to develop products that interfere with the attachment of bacteria to human cells, thereby preventing infection and disease.

      Nutriment Signal Transduction is our technology that we use to grow bacteria as virulent as the naturally occurring bacteria that attacks and grows in the body. We believe that bacteria grown in this manner can produce more potent vaccines.

      Virulence Expression Profiling is our technology that we use to combine our Nutriment Signal Transduction technology with genomics, which is the knowledge of when and how genes are expressed. We believe that we can use the proteins and enzymes identified using this technology to develop new antibiotics and vaccines.

The Company

      We are a corporation organized and existing under the laws of the State of Delaware. Our principal executive office is located at 300 Professional Drive, Gaithersburg, Maryland 20879, and our telephone number is (301) 590-0129. We maintain a web site at www.antexbiologics.com. Information contained in our web site is not incorporated by reference into this prospectus.

The Offering

Description of the units	Each unit consists of one share of common stock and one redeemable stock purchase warrant exercisable to purchase one share of common stock.

Units issued in the offering	8,000,000 (1)

Number of shares of common stock outstanding after the offering:

Before exercise of the redeemable stock purchase warrants (2)	20,407,795

After giving effect to the exercise of all redeemable stock purchase warrants (2)	28,407,795

Offering price per unit	$[ ]

Use of proceeds	For general corporate purposes, including funding our clinical trials.

Exercise price of redeemable stock purchase warrants	$[ ] (120% of the per unit public offering price)

Terms of redemption of redeemable stock purchase warrants	We may redeem the redeemable stock purchase warrants at any time at a redemption price of $0.001 per warrant, on not less than 30 days’ prior written notice if the last sales price of our common stock has been at least 200% of the then-current exercise price of the redeemable stock purchase warrants for any 20 consecutive trading day period ending within not more than 15 trading days prior to the date on which the redemption notice is given.

American Stock Exchange symbol of our common stock	ANX

Proposed American Stock Exchange symbols:

Units	ANX.U

Redeemable stock purchase warrants	ANX.W

(1)	Does not include up to 1,200,000 units issuable upon exercise of the underwriters’ over-allotment option.

(2)	Does not include (i) shares of common stock issuable upon conversion of the outstanding Series B Convertible Preferred Stock, (ii) 5,241,512 shares of common stock issuable upon exercise of outstanding warrants, (iii) 2,908,175 shares of common stock issuable upon exercise of outstanding stock options and (iv) 1,600,000 shares of common stock underlying the representative’s unit purchase option that we will issue to Roan/ Meyers Associates, L.P., the representative of the underwriters, as a portion of its compensation in connection with this offering (See “Underwriting”). In connection with this offering, the holders of the Series B Convertible Preferred Stock have agreed, contingent upon the closing of this offering, to amend their conversion rights to adjust the conversion price to a price equal to two times the portion of the offering price allocated to the common stock component of the units. If the units being offered by this prospectus are sold at the estimated public offering price of $0.75 per unit, and assuming $0.70 of the estimated public offering price per unit is allocated to the common stock, following this offering the conversion price will be $1.40 and the Series B Convertible Preferred Stock will be convertible into approximately 2.14 million shares of common stock (see “Description of Capital Stock”).

Summary Consolidated Financial Information

      The following summary consolidated financial data should be read together with our consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. The consolidated operating data for the years ended December 31, 2001 and 2000 are derived from and should be read in conjunction with the audited consolidated financial statements and notes thereto included in this prospectus. The consolidated operating data for the nine-month period ended September 30, 2002 and the balance sheet data as of September 30, 2002 are unaudited and are derived from our unaudited consolidated financial statements included in this prospectus.

	Year Ended December 31,		Nine Months
			Ended
	2001	2000	September 30, 2002

Operating Data

Contract revenues	$864,585	$349,612	$284,553

Research and development expenses	4,817,507	4,988,913	4,869,886

Selling, general and administrative expenses	3,096,313	2,414,808	2,169,690

Loss from operations	(7,049,235)	(7,054,109)	(6,755,023)

Net loss	(6,659,065)	(6,295,807)	(6,703,707)

Preferred stock adjustments	(1,189,564)	(2,327,500)	(865,596)

Net loss applicable to common stockholders	(7,848,629)	(8,623,307)	(7,569,303)

Net loss per share, basic and diluted	$(0.66)	$(0.90)	$(0.61)

Weighted average common shares outstanding, basic and diluted	11,925,317	9,536,274	12,331,103

	September 30, 2002

	Actual	As Adjusted (1)

Balance Sheet Data

Cash and cash equivalents	$1,154,383	$6,175,183

Total debt	—	—

Total liabilities	1,836,042	1,836,042

Total stockholders’ equity (deficit)	(1,034,515)	3,986,285

(1)	As adjusted to reflect (i) gross proceeds from the sale of the units in this offering of approximately $6 million (which does not include the possible exercise of the over-allotment option), net of the underwriting discount and commissions, and (ii) the payment by us of estimated offering expenses and the Representative’s non- accountable expense allowance.

RISK FACTORS

      Before you invest in our securities, you should carefully consider the following risks. In addition, there may be other risks that we currently do not know about or that we currently believe to be immaterial. Any of these risks could adversely affect our business, financial condition, results of operations or prospects. If so, the trading price of our securities could decline and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We will need additional funding in the future to sustain our operations.

      Our future capital requirements will be substantial. Our business currently does not generate any revenues from product sales and we do not anticipate that our revenue from contracts, grants and collaborative agreements will be sufficient to meet our future capital requirements. We have spent and will continue to spend substantial funds in the research, development and clinical testing of our products. We believe that the net proceeds from this offering, existing cash and any cash flow from our current collaborations will be sufficient to support our operations through 2003. Beyond 2003, we will need to raise funding for our operations through public or private equity offerings, debt financing, additional strategic alliances and licensing arrangements or some combination of these financing alternatives. There can be no assurance that we will be able to raise sufficient funds from these or other sources. Additional financing may not be available to us when needed, or it may be on terms unfavorable to us. To the extent that we raise additional capital by issuing equity or convertible securities, your ownership would be diluted. If we cannot find adequate financing when needed, we may be required to significantly curtail one or more of our research and development programs, including discontinuation of ongoing and planned clinical trials, which could negatively impact our operations and prevent us from achieving our business objectives. We may also be required to obtain funds through agreements with corporate collaborators or others that may require us to surrender rights to some of our technologies or potential product development opportunities, to grant licenses on terms that are not favorable to us or to cease operations entirely.

Our products are in the research and development stage, are subject to a lengthy regulatory review process and will require substantial financial resources to develop; we will not generate significant product sales for a number of years, if ever.

      We began operations as a development stage company in August 1991. Our products are currently in the research and development stage and will require further research and development, clinical testing and regulatory approval prior to commercialization in the United States or abroad, all of which will require substantial funding. The regulatory approval process generally is lengthy and we do not expect to obtain regulatory approval for the commercial sale of any of our products for a number of years, and we may never obtain the necessary approvals. Without the commercialization of one or more of our products, we will not be able to generate significant revenues. Our limited revenues to date have consisted of milestone payments from licensees and contract payments from third parties for services related to our research and development activities.

      The technology used in the development of our products is new, and obstacles may arise in the regulatory approval process or in the development and commercialization of our products. We may find it difficult to develop products that prove to be safe and effective and that meet applicable regulatory standards. Even if a product is developed and the required regulatory approvals obtained, manufacturing the product in sufficient quantities at a reasonable cost may prove difficult or impossible.

      In addition, commercialization requires sufficient demand for our products. Although our products are targeted at specific diseases with unmet clinical needs, it is difficult to predict the extent of demand for our products, especially since any commercial product that we may develop will not become commercially available for a number of years. During that period competitors may develop more effective or less expensive products to meet the same clinical need.

We have incurred substantial losses and anticipate significant losses in the future.

      We had an accumulated deficit of approximately $38.1 million for the period from our inception on August 3, 1991 through September 30, 2002. We had net losses in 2001 and 2000 and for the nine months ended September 30, 2002 of approximately $6.7 million, $6.3 million and $6.7 million, respectively. We expect to incur significant net losses for the foreseeable future.

Our success will depend in large part on our ability to obtain patents, maintain trade secrets and operate without infringing upon the intellectual property rights of third parties.

      We own or have the rights by license to 29 issued U.S. patents and 15 pending patent applications in the United States, with 82 corresponding issued patents and approximately 325 corresponding patent applications in foreign countries. Rights under 11 of the issued patents and patent applications in the United States, and many of the corresponding international patents and patent applications, have been licensed to third parties. Pending patent applications may not result in issued patents, and any patents issued or licensed to us may be challenged, invalidated or circumvented. The failure to obtain, or the subsequent loss of, patent protection for our products could adversely impact our ability to commercialize our products.

      Although we are continually seeking to expand our patent portfolio, we may not succeed in obtaining rights to additional patents. Furthermore, third parties may independently develop products similar to our products or design around the patented aspects of our products. Accordingly, any patents owned by, or licensed to, us may not provide us with competitive advantages, even if the patents are not challenged or invalidated.

      As a general matter, patent protection for biotechnology companies is highly uncertain. Because patent applications filed before December 2000 in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months or even years, we cannot be certain that third parties have not filed patent applications directed towards inventions covered by our pending patent applications, or that we were the first to file or the first to invent inventions described in patent applications covering aspects of our technology or our products. In this regard, several of our pending U. S. patent applications relate to compositions containing, and methods for using, a protein of Moraxella (“M.”) catarrhalis. We are aware that another company has been granted several U.S. patents with claims to compositions and methods for using compositions containing an outer membrane protein of M. catarrhalis. The claims of these patents issued to the other company appear to cover compositions and methods substantially the same as those covered by several of our patent applications. We anticipate that an interference proceeding at the United States Patent and Trademark Office may be necessary to determine whether we or the other company is entitled to a patent covering the common subject matter. An interference is a legal proceeding held when more than one patent application or at least one patent application and one or more patents, owned by different parties, contain claims to the same subject matter. An interference proceeding determines which one of the parties is entitled to a patent containing claims to the common subject matter. Each of the patents issued to the other company has a filing date earlier than the filing date of our relevant patent applications. Under U.S. patent law, even a party who is not the first to file a patent application may prevail in an interference proceeding provided that party was the first to invent the common subject matter.

      Even if we were to request an interference proceeding, it is not certain that such request would be granted. Moreover, it is not certain whether we or the other company would prevail in such a proceeding. In addition, we licensed the subject matter of these patent applications to GlaxoSmithKline. If we were not awarded a patent on these applications, we would not be entitled to future milestone and royalty payments under our agreement with GlaxoSmithKline.

      Patent litigation is widespread in the biotechnology industry. The possibility always exists that third parties will bring legal actions against us for patent infringement or to declare an interference proceeding. Patent litigation or interference proceedings could consume a substantial portion of our resources and harm our financial position even if we are ultimately successful or we may lack the financial resources to defend such a challenge. Finally, due to differences in U.S. and foreign patent laws, foreign patents may be more difficult to obtain than U.S. patents, and foreign patents, even if obtained, may not provide the level of protection provided by U.S. patents.

      We also rely on trade secrets, confidentiality agreements and other forms of protection for our technology or products. We generally include confidentiality obligations in all research contracts, joint development agreements and consulting relationships that provide access to our trade secrets and other know-how. However, these measures may not succeed in preventing third parties from independently developing substantially equivalent technology or products, disclosing our technology or products, or gaining access to our technology or products.

Our technology or products could give rise to product liability claims.

      Our business exposes us to the risk of product liability claims that arise as a part of human testing, manufacturing and sale of pharmaceutical products. Although we maintain product liability insurance coverage, product liability or other judgments against us, as well as the cost of defending product liability claims, not covered by our insurance or in excess of our coverage limits, could have a material adverse effect on our business or financial condition.

We expect to rely on partners for the commercial development of some of our products.

      We do not currently have, nor do we expect to have in the near future, sufficient financial resources and personnel to develop and commercialize all our products completely on our own. Although we retained all rights to what we believe are our key potential products, we have licensed some of our other potential products to collaborative partners who are responsible for funding the necessary research and development and clinical trials costs. In this regard, we have a research and development arrangement with GlaxoSmithKline, pursuant to which it has licensed from us various vaccine product candidates for pediatric respiratory diseases. We also have a technology license agreement with Aventis Pasteur, pursuant to which it has licensed from us the right to develop, produce and market any vaccine product using our specific Haemophilus influenzae nontypeable protein. In each of these cases our collaborative partner retains sole control over the research and development of these potential products. Moreover, they are not required to inform us of their progress, and therefore we are not always fully aware of the extent to which they are actively pursuing commercial development of these potential products. Without progress in the development of these products by our licensees, we may not receive further milestone payments or any royalties on commercial sales.

      We also expect to continue to rely on governmental entities to support our research and development and clinical trials. The loss of or failure to perform under any of these arrangements by any of these entities, may substantially disrupt or delay our research and development activities including our anticipated clinical trials. Grants and contracts are funded by U.S. government agencies incrementally on a year-to-year basis. Changes in government policies, priorities or funding levels through agency budget reductions or constraints could reduce or eliminate future funding of our grants and contracts.

We may experience difficulties or delays in product manufacturing.

      We do not anticipate any commercial sales of our potential products for a number of years. We currently rely on third-party manufacturers to manufacture our clinical trial material and anticipate relying on third- parties to manufacture any commercial products that we may develop. The manufacture of biopharmaceutical products can be an expensive, time-consuming, and complex process. Manufacturers may encounter difficulties in scaling-up production of new products, including problems involving the transfer of manufacturing technology, production yields, quality control and assurance and shortages of personnel. Delays in formulation and production of trial quantities could result in additional expense and delays in our clinical trials and regulatory submissions. In addition, at such time as a product is ready for commercialization, delays in formulation and production of commercial quantities could result in additional expense and delays in the marketing of the product. Problems with a manufacturing process, including equipment malfunctions or failures, or damage to a facility due to natural disasters or otherwise, could result in manufacturing defects, which could result in delays in the shipment of products or the recall of products previously shipped.

We may be unsuccessful in our efforts to sell our products, enter into relationships with third parties or develop a direct sales organization.

      We have yet to establish marketing, sales or distribution capabilities for those of our potential products that we have not licensed to third parties for development. At the appropriate time, we intend to enter into agreements with third parties to sell our proposed products. We may be unable to establish or maintain third-party relationships on a commercially reasonable basis, if at all. In addition, these third parties may have similar or more established relationships with our competitors. If we do not enter into relationships with third parties for the sales and marketing of our proposed products, we will need to develop our own sales and marketing capabilities. We have limited experience in developing, training or managing a sales force. If we choose to establish a direct sales force, we may incur substantial additional expenses in developing, training and managing such an organization. We may be unable to build a sales force on a cost effective basis or at all. Any such direct marketing and sales efforts may prove to be unsuccessful. In addition, we will compete with many other companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete against these other companies. If we fail to develop sales and marketing channels, we would experience delays in product sales and incur increased costs, which could have a material adverse effect upon our business or financial condition.

Our proposed products may not be accepted in the marketplace.

      If and when one or more of our potential products is commercialized, our future financial performance is likely to depend upon the introduction and customer acceptance of our proposed products. Even if approved for marketing by the necessary regulatory authorities, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory clearance of marketing claims for the uses that we are developing, the establishment and demonstration of the advantages, safety and efficacy of our products, pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other health plan administrators, our ability to attract corporate partners, including pharmaceutical companies, to assist in commercializing our intended products and our ability to market our products. Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products. If we are unable to obtain regulatory approval, commercialize and market our proposed products when planned, we may not generate any sales.

We depend on skilled scientific personnel.

      Our future success will depend in large part on the continued services of a number of our key scientific personnel. In addition, our success will depend on our ability to attract and retain other highly skilled personnel. Competition for qualified personnel is intense, and the process of hiring and integrating such qualified personnel is often lengthy. We may be unable to recruit such personnel on a timely basis, if at all. The loss of the services of a substantial number of key personnel at one time, coupled with the inability to attract and retain qualified replacements, could have a material adverse effect upon our business or financial condition.

RISKS RELATED TO OUR INDUSTRY

Our operations are subject to extensive government regulation, including regulation by the United States Food and Drug Administration, which can entail significant costs.

      In connection with our research and development activities, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we are in compliance with all applicable laws, regulations and policies in all material respects, we may incur significant costs to comply with new environmental and health and safety regulations, or new interpretations of such regulations, in the future. Although we believe that our procedures for storing, handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our insurance coverage and have a material adverse effect upon our business or financial condition.

      The production and marketing of all our planned products, and our research and development activities, are subject to regulation by numerous governmental authorities in the United States and, to the extent that we may be engaged in activities outside of the United States, in other countries. In the United States, vaccines, drugs and various diagnostic products are subject to rigorous review of safety and effectiveness by the U.S. Food and Drug Administration. The Federal Food, Drug and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations govern or affect the testing, manufacture, safety, labeling, storage, record keeping, approval, advertising and promotion of these types of products. Noncompliance with applicable requirements can result in criminal prosecution and fines, recall or seizure of products, total or partial suspension of production, refusal of the government to approve product license applications or refusal to allow us to enter into supply contracts. The U.S. Food and Drug Administration also has the authority to revoke product licenses and establishment licenses that it has previously granted. Although it is impossible to predict with any degree of certainty the outcome of the regulatory approval process for our products, we believe that we currently are in compliance with all material applicable statutes, rules and regulations governing our research and development activities.

We face intense competition in our efforts to develop commercially successful products.

      In our efforts to discover and develop new vaccines, antibiotics and other therapeutics, we compete against a large number of companies, including large multinational pharmaceutical companies and other biotechnology companies, that are actively engaged in similar discovery and development efforts. All the large multinational pharmaceutical companies and many of the other biotechnology companies have substantially greater financial and other resources, more extensive experience in conducting clinical testing and obtaining regulatory approvals for their products, larger research, development and marketing staffs and greater production capabilities than us.

      Companies with potentially competing vaccine products include Acambis, Astra Zeneca, Aventis Pasteur, Chiron, Commonwealth Serum Labs of Australia, Corixa and Powderject. Numerous other companies also may be engaged in discovery and development efforts that are not publicly known with regard to the vaccine products that we have under development. These competitors may succeed in developing products that are more effective or less costly than the products that we are seeking to develop.

      Virtually all the large multinational pharmaceutical companies and many biotechnology companies are engaged in new antibiotic discovery and development efforts. These new products are at various stages in the research and development and clinical testing process. The commercial success of any antibiotic product that we may develop will depend on its efficacy and price relative to other antibiotic products then on the market.

Data obtained from our clinical trials are susceptible to varying interpretations.

      Existing or future data that we obtain from pre-clinical studies and clinical trials do not necessarily predict the results that will be obtained from later pre-clinical studies and clinical trials. Moreover, pre-clinical and clinical data is susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. The failure to demonstrate adequately the safety and effectiveness of an intended product under development could delay or prevent regulatory clearance of the potential drug, resulting in delays to commercialization, and could adversely affect our business or financial condition. Our clinical trials may not demonstrate sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approvals for our drugs, and thus our proposed drugs may not be approved for marketing.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

We may issue preferred stock with terms and provisions that could adversely affect the rights of the holders of our common stock.

      Our certificate of incorporation allows us to issue from time to time without a stockholder vote up to 5,000,000 shares of preferred stock, with terms and provisions that may be fixed by our board of directors. The preferred stock may contain terms and provisions that adversely affect the rights of investors in our common stock. For example, the preferred stock may have priority claims on our assets or dividends and special voting rights. If the preferred stock is convertible into shares of our common stock, the conversion would result in dilution to the holders of our common stock.

      We currently have outstanding 3,000 shares of Series B Convertible Preferred Stock. These shares are currently convertible into an aggregate of 1,500,000 shares of our common stock. The holders of Series B Convertible Preferred Stock are entitled to 7% dividends on the liquidation value (currently $1,000 per share), payable, at the election of the company, in either cash or shares of our common stock. In the event of a liquidation, dissolution or winding-up of the company, the holders of Series B Convertible Preferred Stock are entitled to receive, prior to any distributions to the holders of our common stock, an amount per share equal to the liquidation value plus all accrued and unpaid dividends.

The sale of units in this offering will result in a substantial antidilution adjustment to the number of shares of common stock issuable upon the conversion of our outstanding shares of Series B Convertible Preferred Stock.

      Each share of Series B Convertible Preferred Stock is convertible at any time and at the option of the holder into the number of shares of common stock equal to the liquidation value per share (currently $1,000) divided by the conversion price per share (currently $2.00). The conversion price is subject to adjustment in certain circumstances, including as the result of stock splits, stock dividends, and issuances of common stock, or rights to acquire common stock, at a price below the conversion price then in effect. Therefore, the sale of the units in this offering at a price per share less than $2.00 per unit would reduce the conversion price and thereby increase the aggregate number of shares of our common stock issuable upon conversion of the Series B Convertible Preferred Stock. In connection with this offering, the holders of the Series B Convertible Preferred Stock have agreed, contingent upon the closing of this offering, to amend their conversion rights to adjust the conversion price to a price equal to two times the portion of the offering price allocated to the common stock component of the units. If the units being offered by this prospectus are sold at the estimated public offering price of $0.75 per unit, and assuming $0.70 of the estimated public offering price per unit is allocated to the common stock, following this offering the conversion price will be $1.40 and the Series B Convertible Preferred Stock will be convertible into approximately 2.14 million shares of common stock. If following this offering we were to issue common stock, or rights to acquire common stock, at a price less than the Series B Convertible Preferred Stock conversion price then in effect, the antidilution provisions of the Series B Convertible Preferred Stock would require a further increase in the number of shares of our common stock issuable upon conversion, subject to the limitation that the conversion price cannot, by reason of the issuance of common stock, or rights to acquire common stock, at a price less than the conversion price then in effect, decrease to less than the price equal to the portion of the public offering price of the units sold in this offering allocated to the common stock component.

If we fail to obtain stockholder approval for the issuance of the shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock, we will be required to make a significant cash payment to the holders of the Series B Convertible Preferred Stock.

      Under the terms of the Series B Convertible Preferred Stock, if we make an antidilution adjustment to the number of shares issuable upon conversion of the Series B Convertible Preferred Stock, we are required to list the additional shares on the American Stock Exchange. Under the rules of the American Stock Exchange, we may be required to obtain stockholder approval for the issuance of the additional shares as a condition to the listing of the additional shares. If, within 90 days after the completion of this offering, we do not obtain shareholder approval for the issuance of the additional shares of common stock, the terms of the Series B Convertible Preferred Stock require that we make a cash payment to the holders of the Series B Convertible Preferred Stock. If the units being offered by this prospectus are sold at the estimated public offering price of $0.75 per unit, and assuming $0.70 of the estimated public offering price per unit is allocated to the common stock, the amount of this cash payment would be approximately $900,000.

Possible volatility of common stock and redeemable stock purchase warrant price.

      The market price of our common stock and the redeemable stock purchase warrants offered hereby could be subject to significant fluctuations in response to various factors and events, including results of our research, results of our clinical trials, results of competitors’ clinical trials, governmental regulation and healthcare legislation, developments in patents or other proprietary rights pertaining to our competitors or us, market acceptance of our new products, changes in reports of security analysts and publicity regarding the industry or us. In addition, the stock market has recently experienced broad price and volume fluctuations that often have been unrelated to the operating performance of particular companies, which may adversely affect the market price of our common stock and redeemable stock purchase warrants.

The American Stock Exchange could delist our common stock and redeemable stock purchase warrants.

      Our common stock is listed on the American Stock Exchange and we intend to apply for the separate listing of the redeemable stock purchase warrants on the American Stock Exchange. As is the case with all companies listed on the American Stock Exchange, the exchange reserves discretion to delist any listed securities should the company or the securities fail to meet the requirements for continued listing. Among other criteria that the American Stock Exchange could consider when determining whether or not to delist our securities are our financial condition and operating results, the selling price of our common stock and other non-quantitative criteria. Our failure to meet any of these maintenance criteria in the future may result in the delisting of our common stock and the redeemable stock purchase warrants from the American Stock Exchange. If our common stock or redeemable stock purchase warrants were delisted from the American Stock Exchange, it would reduce the liquidity of the market for these securities and, as a result, the ability of a holder to sell these securities in the public markets could be significantly limited. In addition, the holders of our Series B Convertible Preferred Stock can require us to redeem the shares.

Our exercise of our right to redeem the redeemable stock purchase warrants will prevent the holders from realizing any additional benefit from the increase in the price of our common stock.

      We may redeem the redeemable stock purchase warrants offered by this prospectus at a redemption price of $0.001 per warrant, on not less than 30 days’ prior written notice, if the last sales price of our common stock has been at least 200% of the then-current exercise price of the redeemable stock purchase warrants for any 20 consecutive trading day period ending within not more than 15 trading days prior to the date on which the redemption notice is given. Notice of our election to redeem the redeemable stock purchase warrants would force holders, in order to avoid accepting the redemption price of $0.001 per warrant, either to exercise the warrants by paying the exercise price or sell the warrants in the market. A holder of redeemable stock purchase warrants would be forced to choose between these two actions at a time when they might otherwise wish to continue to hold the warrants.

We are currently prohibited from paying dividends on our common stock and do not anticipate doing so in the foreseeable future.

      We historically have not paid any dividends on our common stock and we do not anticipate paying dividends in the foreseeable future. In addition, we are prohibited from paying any dividends on our common stock so long as our Series B Convertible Preferred Stock is outstanding. Accordingly, holders should look to appreciation of the value of our common stock as the basis for a return on their investment in the common stock.

A current prospectus and state blue sky registration may be required to exercise the redeemable stock purchase warrants.

      A holder of the redeemable stock purchase warrants will be able to exercise the warrants only if the shares of our common stock issuable upon the exercise of the warrants are registered for sale under the Securities Act of 1933 and a current prospectus is available for delivery. In addition, the shares of common stock issuable upon the exercise of the warrants must, if required, be registered or otherwise qualified for sale under the securities laws of the state in which the holder of the warrants resides. A registration statement under the Securities Act of 1933 for the sales of the shares issuable upon the exercise of the warrants currently is effective. We have undertaken to maintain a current prospectus for delivery in connection with the exercise of the warrants, but there can be no assurance that we will be able to do so. For so long as our common stock is listed on the American Stock Exchange, state registration or qualification of the common stock for sale upon the exercise of the warrants is not required. However, should our common stock be delisted by the American Stock Exchange, then as a condition to the exercise of the warrants, we will be required to register or qualify the shares for sale in the states in which the holders of the warrants reside. However, there is no assurance that we will be able to do so.

Limited experience of the underwriters could affect this offering as well as the price of our shares in the secondary market.

      We have been advised by Roan/ Meyers Associates, LP, the representative of the several underwriters, that it has not acted as lead underwriter in any firm commitment public offering in the last three years. No assurance can be given that Roan/ Meyers Associates, L.P.’s limited public offering experience will not affect the subsequent development of a trading market of our units or redeemable stock purchase warrants. Investors should consider this lack of public offering experience in making an investment decision. See “Underwriting”. To obtain detailed information regarding this underwriter, you should contact your state regulator or visit the National Association of Securities Dealers website at www.nasdr.com.

FORWARD-LOOKING STATEMENTS

      Some of the statements contained in this prospectus are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of Securities Exchange Act of 1934. Forward-looking statements are statements that relate to future events or results that involve known and unknown risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Forward-looking statements are not guarantees of future performance and actual results could differ materially from those indicated by a forward-looking statement. In evaluating forward-looking statements, you should consider the risks outlined in the “Risk Factors” section above, as well as general economic and business conditions, our financial condition, and possible changes in government regulation. These factors may cause our actual results, performance or activities to differ materially from the future results expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We assume no obligation to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from the sale of the units in this offering of approximately $5.0 million, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, the additional net proceeds would be approximately $0.8 million.

      We believe that these net proceeds should be sufficient to fund our operations through 2003. We intend to use the net proceeds of this offering for general corporate purposes, including working capital, research and development, and clinical trials, however, at this time we have not determined the specific allocation of the proceeds among these purposes. Pending our use of the net proceeds of this offering, we intend to invest the net proceeds in investment-grade, interest-bearing securities.

      We estimate that, if all of the redeemable stock purchase warrants are exercised, we will receive gross proceeds from exercise of the redeemable stock purchase warrants of approximately $7.2 million. If the underwriters’ over-allotment option is exercised in full, we will receive additional gross proceeds from exercise of the redeemable stock purchase warrants of approximately $1.1 million. We intend to use any such net proceeds for the general corporate purposes described above. Exercise of the redeemable stock purchase warrants is expected to occur only at times when the market price of the common stock exceeds the exercise price of the warrants.

      The foregoing represents our intentions based upon our present plans and business conditions. The occurrence of unforeseen events or changes in business conditions, however, could result in our applying the proceeds of this offering and the proceeds, if any, from the exercise of the redeemable stock purchase warrants in a manner other than as described in this prospectus.

PRICE RANGE OF COMMON STOCK

      Our common stock has been listed on the American Stock Exchange since August 24, 2000, where it trades under the symbol ANX. From January 1, 2000 through August 24, 2000, the common stock was quoted on the OTC Bulletin Board. The information presented below shows:

•	the high and low closing sale prices for our common stock for the period from August 24, 2000 through November 14, 2002 as reported by the American Stock Exchange; and

•	the range of high and low closing bid prices for our common stock for the period January 1, 2000 through August 23, 2000 as reported by the OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions. Prices have been adjusted to reflect our one-for-five reverse stock split in July 2000.

	High	Low

Year Ended December 31, 2002

First Quarter	$1.69	$1.25

Second Quarter	$1.65	$0.90

Third Quarter	$1.29	$0.50

Fourth Quarter (through November 14, 2002)	$0.70	$0.23

Year Ended December 21, 2001

First Quarter	$4.00	$1.38

Second Quarter	$2.59	$0.85

Third Quarter	$1.85	$0.95

Fourth Quarter	$2.90	$1.05

Year Ended December 31, 2000

First Quarter	$29.84	$2.70

Second Quarter	$13.75	$5.31

Third Quarter	$8.75	$3.63

Fourth Quarter	$4.00	$1.75

      On November 14, 2002, the last reported sale price of our common stock on the American Stock Exchange was $0.23. As of September 30, 2002, there were 206 holders of record of our common stock.

DIVIDEND POLICY

      We have never paid any cash dividends with respect to our common stock and do not anticipate paying any cash dividends in the foreseeable future. We are required to pay dividends on our Series B Convertible Preferred Stock in an amount equal to 7.0% of the stock’s liquidation value, payable semi-annually on January 15 and July 15. We have the option to pay such dividends in cash or shares of our common stock. We declared and paid dividends on the Series B Convertible Preferred Stock on January 15, 2002 and July 15, 2002 in shares of our common stock. The terms of the Series B Convertible Preferred Stock prohibit a payment of dividends on the common stock so long as our Series B Convertible Preferred Stock is outstanding.

CAPITALIZATION

      The following table presents our capitalization as of September 30, 2002 on (1) an actual basis and (2) an as adjusted basis to reflect gross proceeds from the sale of the units in this offering of approximately $6 million (which does not include the possible exercise of the over-allotment option), after deducting the underwriting discount and commissions and estimated offering expenses payable by us. You should read this information in conjunction with our financial statements and the related notes included elsewhere in this prospectus.

	September 30, 2002

	Historical	As Adjusted

Long Term Debt	$—	$—

Series B convertible preferred stock, $.01 par value; $1,000 per share stated and liquidation value; 8,000 shares authorized, 3,000 shares issued and outstanding	1,347,775	1,347,775

Stockholders’ Equity:

Preferred stock, $.01 par value; 5,000,000 shares authorized ,	—	—

Common stock, $.01 par value; 95,000,000 shares authorized; 12,407,795 issued and outstanding; 20,407,795 as adjusted (1)	124,077	204,077

Additional paid-in capital	36,978,450	41,919,250

Deficit accumulated during the development stage	(38,137,042)	(38,137,042)

Total stockholders’ equity (deficit)	(1,034,515)	3,986,285

Total Capitalization	313,260	5,334,060

(1)	Does not include (i) shares of common stock issuable upon conversion of the outstanding Series B Convertible Preferred Stock, (ii) 5,241,512 shares of common stock issuable upon exercise of outstanding warrants, (iii) 2,908,175 shares of common stock issuable upon exercise of outstanding stock options and (iv) 1,600,000 shares of common stock underlying the representative’s unit purchase option that we will issue to Roan/ Meyers Associates, L.P., the representative of the underwriters, as a portion of its compensation in connection with this offering (See “Underwriting”). In connection with this offering, the holders of the Series B Convertible Preferred Stock have agreed, contingent upon the closing of this offering, to amend their conversion rights to adjust the conversion price to a price equal to two times the portion of the offering price allocated to the common stock component of the units. If the units being offered by this prospectus are sold at the estimated public offering price of $0.75 per unit, and assuming $0.70 of the estimated public offering price per unit is allocated to the common stock, following this offering the conversion price will be $1.40 and the Series B Convertible Preferred Stock will be convertible into approximately 2.14 million shares of common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read together with our consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. The consolidated operating data for the years ended December 31, 2001 and 2000 are derived from and should be read in conjunction with the audited consolidated financial statements and notes thereto included in this prospectus. The consolidated operating data for the nine-month period ended September 30, 2002 and the balance sheet data as of September 30, 2002 are unaudited and are derived from our unaudited consolidated financial statements included in this prospectus.

	Year Ended December 31,		Nine Months
			Ended September
	2001	2000	30, 2002

Operating Data

Contract revenues	$864,585	$349,612	$284,553

Research and development expenses	4,817,507	4,988,913	4,869,886

Selling, general and administrative expenses	3,096,313	2,414,808	2,169,690

Loss from operations	(7,049,235)	(7,054,109)	(6,755,023)

Net loss	(6,659,065)	(6,295,807)	(6,703,707)

Preferred stock adjustments	(1,189,564)	(2,327,500)	(865,596)

Net loss applicable to common stockholders	(7,848,629)	(8,623,307)	(7,569,303)

Net loss per share, basic and diluted	$(0.66)	$(0.90)	$(0.61)

Weighted average common shares outstanding, basic and diluted	11,925,317	9,536,274	12,331,103

September 30, 2002

Balance Sheet Data

Cash and cash equivalents	$1,154,383

Total debt	—

Total liabilities	1,836,042

Total stockholders’ equity (deficit)	(1,034,515)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis together with “Selected Consolidated Financial Data” and our audited and unaudited financial statements and the related notes included elsewhere in this prospectus.

Overview

      We are a biopharmaceutical company committed to developing and marketing new products to prevent and treat chronic bacterial infections and related diseases. We are devoting substantially all of our resources to research and product development (including preclinical and clinical development) and have no product sales. We currently have two products in human clinical trials, and currently expect, subject to the receipt of additional funding, to have two additional products in human clinical trials by the end of 2002 and a third potential product in human clinical trials by the end of the first quarter of 2003. Since inception, our revenues have been generated solely from contracts in support of our research and development activities and, as of September 30, 2002, our products are not sufficiently developed to enable us to generate sales on an ongoing basis. As a result, we are considered to be in the development stage. To date, we have raised funds primarily from equity financings and from strategic alliances. We have no bank lines of credit or other credit facilities.

      Our business currently does not generate any revenues from product sales and we do not anticipate that our revenue from contracts, grants and collaborative agreements will be sufficient to meet our future capital requirements. We have spent and will continue to spend substantial funds in the research, development and clinical testing of our products. We believe that the net proceeds from this offering, together with our existing cash and any cash flow from our current collaborations, will be sufficient to support our operations through 2003. Beyond 2003, we will need to raise funding for our operations through public or private equity offerings, debt financing, additional strategic alliances and licensing arrangements or some combination of these financing alternatives.

Results of Operations — The First Nine Months of 2002 as Compared to the First Nine Months of 2001

      Contract revenues for the first nine months of 2002 consisted of $172,978 of reimbursable patent expenses pursuant to our strategic alliance with GlaxoSmithKline (“GSK”) and $111,575 related to work performed under a research contract from the U.S. Department of Defense. Contract revenues for the third quarter of 2002 consisted of $34,576 of reimbursable patent expenses and $34,684 from the research contract. Contract revenues for the first nine months of 2001 consisted of $140,519 of reimbursable expenses and $67,385 from research contracts. Contract revenues for the third quarter of 2001 consisted of $37,560 of reimbursable expenses and $50,385 from research contracts.

      Research and development expenses increased 42% to $4,869,886 for the first nine months of 2002 as compared to $3,418,393 for the comparable period in 2001. Research and development expenses increased 37% to $1,587,766 for the third quarter of 2002 as compared to $1,160,333 for the comparable period in 2001. The increase in research and development costs in 2002 was related primarily to ongoing human clinical trials for two vaccine products and the production of clinical material for, and the preclinical evaluation of, our lead antibiotic product. There were no clinical trials in process during the first nine months of 2001.

      Selling, general and administrative expenses in the first nine months of 2002 increased less than 1% to $2,169,690 as compared to $2,151,153 for the first nine months of 2001. Selling, general and administrative expenses in the third quarter of 2002 decreased 9% to $671,423 as compared to $740,345 for the 2001 third quarter. Selling, general and administrative expense in the third quarter of 2001 included severance costs of approximately $100,000 associated with the termination of an officer.

      The decrease in interest income for the three- and nine-month periods ended September 30, 2002 as compared to the same periods in 2001 was due to decreasing cash and investment balances.

Results of Operations — 2001 Year as compared to 2000 Year and 1999 Year

      Revenues for 2001 totaled $864,585 and included $200,848 of reimbursable patent expenses from GSK, $500,000 of milestone achievements by Aventis Pasteur (collected in 2002), and $163,737 from various grants and contracts. Revenues for 2000 totaled $349,612 and included $177,014 of reimbursable patent expenses from GSK and $172,598 from grants and contracts. Revenues were $2,620,337 in 1999.

      Research and development expenses include the costs of discovery, basic research, and preclinical and clinical development. Research and development expenses in 2001 of $4,817,507 were 3% less than 2000 expenses of $4,988,913. Research and development expenses were $4,595,375 in 1999. The higher level of such expenses in 2000 in comparison to 1999 and 2001 was largely attributable to the costs of two human clinical trials performed in 2000. Selling, general and administrative expenses in 2001 increased 28% to $3,096,313 from $2,414,808 in 2000. Selling, general and administrative expenses were $1,640,260 in 1999. The increase in selling, general and administrative expenses in 2001 is attributable primarily to an increase in investor relations efforts, one-time severance costs for two management-level personnel, and increased facility costs. The increase in these expenses from 1999 to 2000 was primarily attributable to an increase in investor relations efforts and personnel costs.

      The decrease in interest income in 2001 from 2000 reflects a decrease in the average balance of cash and investments outstanding during the year. We raised approximately $15,300,000 in cash capital in the spring of 2000 and $3,000,000 in the summer of 2001. These increases in cash balances were offset by continuing losses from our operating activities.

      The Financial Accounting Standards Board has recently issued several statements of financial accounting standards, including No. 141 “Business Combinations,” No. 142 “Goodwill and Other Intangible Assets,” No. 143 “Accounting for Asset Retirement Obligations,” No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” No. 146 “Accounting for Costs Associated with Exit or Disposal Activities,” and No. 147 “Acquisitions of Certain Financial Institutions.” We expect that the adoption of these pronouncements will not materially impact our financial results.

Liquidity and Capital Resources

      As a development stage company, our activities have been limited primarily to research and development and pre-clinical and clinical trials of our various vaccine and antibiotic products. To date, we have raised funds primarily from equity financings and from strategic alliances. We have no bank lines of credit or other credit facilities.

      We have no material non-cancelable commitments for the remainder of 2002 other than operating lease obligations of approximately $185,000, and do not expect significant revenues in the fourth quarter of 2002. We expect our operating cash requirements for the remainder of 2002 to be approximately $2,000,000; we have approximately $1,200,000 in cash on hand at September 30, 2002.

      In July 2001, we completed a private placement of 3,000 shares of our Series B Convertible Preferred Stock, along with 750,000 Class E Warrants and 375,000 Class F Warrants, resulting in gross proceeds of approximately $3,000,000. Currently, the Series B Convertible Preferred Stock is convertible into 1,500,000 shares of common stock. In connection with this offering, the holders of the Series B Convertible Preferred Stock have agreed, contingent upon the closing of this offering, to amend their conversion rights to adjust the conversion price to a price equal to two times the portion of the offering price allocated to the common stock component of the units. If the units being offered by this prospectus are sold at the estimated public offering price of $0.75 per unit, and assuming $0.70 of the estimated public offering price per unit is allocated to the common stock, following this offering the conversion price will be $1.40 and the Series B Convertible Preferred Stock will be convertible into approximately 2.14 million shares of common stock. In addition, in connection with this offering, the holders of the Class E and Class F Warrants have agreed to adjust the exercise price of the Class E and Class F Warrants to a price equal to two times the portion of the offering price allocated to the stock component of the units. If following this offering we were to issue common stock, or rights to acquire common stock, at a price less than the Series B Convertible Preferred Stock conversion price then in effect, the antidilution provisions of the Series B Convertible Preferred Stock would require a further increase in the number of shares of our common stock issuable upon conversion, subject to the limitation that the conversion price cannot, by reason of the issuance of common stock, or rights to acquire common stock, at a price less than the conversion price then in effect, decrease to less than the price equal to the portion of the public offering price of the units sold in this offering allocated to the common stock component.

      Under the terms of the Series B Convertible Preferred Stock, if we make an antidilution adjustment to the number of shares issuable upon conversion of the Series B Convertible Preferred Stock, we are required to list the additional shares on the American Stock Exchange. Under the rules of the American Stock Exchange, we anticipate that we will be required to obtain stockholder approval for the issuance of the additional shares as a condition to the listing of the additional shares. If, within 90 days after the completion of this offering, we do not obtain shareholder approval for the issuance of the additional shares of common stock, the terms of the Series B Convertible Preferred Stock require that we make a cash payment to the holders of the Series B Convertible Preferred Stock in an amount up to $3.0 million. If the units being offered by this prospectus are sold at the estimated public offering price of $0.75 per unit, the amount of this cash payment would be approximately $900,000.

      In addition to this offering, we continue to examine a range of possible funding sources, including additional strategic alliances, additional equity or debt private placements, the sale and leaseback of existing assets, and additional grants and contracts. We are also examining the possibility of entering into one or more business transactions that could involve our merger or sale and/or the sale of some or all of our assets.

      If we are unsuccessful in raising capital during the fourth quarter from this offering or from the other efforts sufficient to meet our anticipated needs, we will be required to curtail our ongoing operations, including discontinuation of ongoing and planned clinical trials, or cease operations completely.

Critical Accounting Policies

      Revenue Recognition. We recognize revenues on long-term grants and contracts using the percentage of completion method of accounting. Pursuant to these contracts, revenue is recognized based on actual costs incurred in relation to total estimated costs to complete the contract. To the extent that estimated costs of completion are adjusted, revenue recognized from a particular contract will be affected in the period of the adjustment. Anticipated contract losses are recognized as they become known. Cash payments received in advance of revenue being recognized are deferred on the balance sheet. Reimbursement payments from our various strategic alliances are recognized as revenue when the underlying expense is incurred and the revenue earned. Milestone payments from our various strategic alliances are recognized as revenue when the milestone is achieved and the revenue is earned.

      Research and Development Costs. Research and development costs, including costs for clinical trials, are expensed as incurred.

BUSINESS

Overview

      We are a biopharmaceutical company committed to developing new products to prevent and treat bacterial infections and related diseases. Our focus is on developing vaccines to prevent and treat gastrointestinal and sexually transmitted diseases, and antibiotics with an emphasis on hospital-acquired skin and soft tissue infections and bacteria that are resistant to current antibiotics. Our strategy for the commercial development of our products is to balance internal product development and eventual marketing and sales, with the licensing of product candidates to well-established industry partners.

      All of our proposed products are in discovery, research, preclinical or clinical development. All of our potential vaccine and antibiotic products will require substantial additional research and development, preclinical testing and/or clinical trials, as well as regulatory approvals from the appropriate governmental agencies prior to commercialization. The process from research to commercialization requires significant financial resources. No assurances can be given that we will commercialize any of our potential products.

      As we continue to develop our products, we may choose to manufacture and market certain of our products and rely on independent third parties for the manufacturing and marketing of certain other of our products or for certain geographic regions. For certain products under development, we may seek to enter into development and marketing agreements which grant certain rights to our corporate partners in return for royalties to be received on sales, if any. No assurances can be given that we will enter into any such agreements on acceptable terms or that such future partners will be successful in commercializing products.

Products in Development

      We are currently conducting research and development activities, including discovery, preclinical analysis and animal trials, and human clinical trials, with respect to various biopharmaceutical products including prophylactic vaccines, therapeutic vaccines, and antibiotics to prevent and/or treat bacterial infections. Total expenses on research and development in 2001 and 2000 were approximately $4.8 million and $5.0 million, respectively.

     Vaccines

      A cost-effective means of preventing disease and death from infectious agents is immunization. Antigens are foreign substances, such as bacteria, which trigger a body’s defense mechanism mediated by the immune system. Immunity occurs when the host immune system encounters these antigens and initiates an immune response to subsequently recognize and react with the foreign agent and thereby “neutralize” the bacteria. Immunity can be induced by administering a microbial antigen in the form of a vaccine. Vaccination stimulates the immune system, initiating an immune response and creating immunological memory to provide protection against a potential future infection. Vaccines have been a primary component of pediatric health-care, and are becoming an important element of adult health-care. In general, the current commercially available vaccines address acute infections and provide only preventative protection (i.e., they are not therapeutic). Our vaccines are both prophylactic and therapeutic and therefore we believe they represent a new approach to the treatment of bacterial infections.

      Our vaccines address three major categories of bacterial infections: enteric infections; sexually transmitted infections; and respiratory infections.

     Vaccines Against Enteric Infections

     HELIVAX (a vaccine against enteric diseases caused by Helicobacter pylori)

      Helicobacter pylori is a chronic infection present in all parts of the world. Discovered in 1983, Helicobacter (“H.”) pylori is now recognized as the predominant cause of stomach ulcers. Scientists estimate that this bacterium leads to 90 percent of duodenal ulcers and 80 percent of peptic ulcers in humans. This organism generally infects the young and can be present for many years before causing symptoms. The prevalence of infection increases with age, with greater than 90 percent of people infected by age 20 in developing countries and 50-60% of people over 30 in developed countries infected with this bacterium. The

Centers for Disease Control and Prevention (“CDC”) estimates that two-thirds of the world’s population is infected with H. pylori, including over 30% of all Americans. More recently, H. pylori has been associated with stomach cancers and, as such, is the only bacteria classified by the World Health Organization (“WHO”) as a Class 1 carcinogen. It has also been reported that H. pylori may be implicated in the cause of Sudden Infant Death Syndrome and cardiac disease.

      We are developing a vaccine for the prevention and treatment of H. pylori infection. Using NST technology, we produce H. pylori bacteria that more closely resemble those seen in the body compared to conventionally grown H. pylori. HELIVAX combines these NST bacteria (which have been inactivated, or killed) with an adjuvant. We have shown in preclinical animal models and human clinical trials that HELIVAX is well tolerated and generates immune responses. The animal studies showed that the vaccine works both prophylactically (it prevents infection from H. pylori) and therapeutically (it clears H. pylori infection). We have U.S. and foreign patents issued and pending claiming composition of matter and methods of using the H. pylori inactivated whole cell vaccine.

      In 1999, we completed a Phase I human clinical trial under a U.S. Food and Drug Administration (“FDA”) Investigational New Drug Application (“IND”). This randomized double-blinded, placebo-controlled clinical trial was conducted to assess the safety and immunogenicity of a three-dose regimen of HELIVAX in volunteers with and without H. pylori infection. The orally administered vaccine was generally well tolerated, caused no serious adverse events and did not exacerbate the H. pylori infection in the asymptomatic volunteers. Data from the trial also showed that HELIVAX generated immune responses to H. pylori in both uninfected and asymptomatic H. pylori infected individuals.

      A second Phase I clinical trial was completed in early 2001. This human clinical trial assessed safety and immunogenicity following administration of more doses and different formulations of HELIVAX as compared to the vaccine used in the first Phase I trial. All formulations and dosages were found to be safe and did not cause any serious adverse events. Additionally, the vaccine stimulated immune responses against H. pylori.

      We expect to begin, subject to the receipt of additional financing, two Phase II clinical trials (one to demonstrate prophylactic efficacy and one to demonstrate therapeutic efficacy) in the fourth quarter of 2002.

ACTIVAX (a combination vaccine against travelers’ diseases caused by Campylobacter, Shigella and E. coli)

      Diseases caused by the consumption of contaminated food and water are the most prevalent illnesses afflicting travelers and are serious problems for military troops deployed overseas. Enteric bacteria, including Campylobacter jejuni, Shigella sonnei and enterotoxigenic E. coli (ETEC), are the most common causes of these diseases, which can include gastritis, acute diarrhea, high fever, dehydration, severe dysentery and possibly death. International public health officials estimate that Campylobacter alone causes 400 to 500 million cases of diarrhea worldwide each year, and it is the number one food-borne infectious agent in the U.S. Shigella is estimated to add more than 200 million cases annually worldwide and is an unusually virulent bacterium that causes endemic or epidemic dysentery with high death rates. ETEC is estimated to cause more than 400 million cases of mild to severe diarrhea annually. Together, these bacteria are responsible for more than one billion cases of diarrheal diseases each year. Infections occur most frequently in overcrowded areas with poor sanitation and sub-standard hygiene, and can be transmitted through person-to-person contact and through contaminated food and unsafe water supplies.

      ACTIVAX is a multi-component vaccine designed to prevent and eradicate several forms of travelers’ diseases. Each of the vaccine components may also be developed as individual vaccines.

      Using NST technology, we have produced Campylobacter jejuni bacteria that more closely resemble those seen in the body compared to conventionally grown Campylobacter. The component of ACTIVAX that addresses Campylobacter jejuni (“CAMPYVAX”) is an orally administered inactivated whole cell vaccine preparation combined with an adjuvant. We have shown in preclinical animal models that CAMPYVAX is well tolerated and generates immune responses. The animal studies showed that the vaccine is effective at preventing infection and disease from Campylobacter jejuni. We have several U.S. and foreign patents issued or pending claiming composition of matter and methods of using the Campylobacter jejuni inactivated whole cell vaccine. In 1994, we entered into a five-year contract with the United States Navy whereby the Navy will support and conduct clinical trials of CAMPYVAX. See “Collaborative Agreements.” In 2000, the contract was extended to 2005.

      CAMPYVAX has completed two Phase I and two Phase II human clinical trials. The Phase I clinical studies demonstrated the safety of the inactivated Campylobacter jejuni whole cell preparation, alone and with an adjuvant, in that there were no serious adverse events related to vaccination. Data from the trials also showed that the vaccine generated immune responses. The first Phase II trial was a double-blinded, placebo-controlled challenge trial and evaluated the clinical and immunological outcomes of the vaccine in healthy adult volunteers against intentional infection with Campylobacter jejuni. The clinical results of this Phase II trial with respect to safety were similar to the Phase I studies. The results of this Phase II trial also confirmed the immunogenicity of the vaccine, demonstrating immune responses against Campylobacter infections and disease.

      The objectives of the second Phase II clinical trial, a randomized, double-blind, placebo-controlled trial completed in 2000, were to compare the safety and immune response achieved following four doses of the vaccine with that achieved following a two-dose regimen during the first Phase II clinical trial. Recipients of the four dose vaccine regimen achieved greater antibody production and immune responses than those found among subjects who received the two-dose regiment. These immune responses achieved by vaccination were comparable to the levels observed in individuals following infection with Campylobacter. A third Phase II clinical trial is currently being conducted to assess an improved manufacturing process. The results from this trial should be available by the end of 2002.

      The Shigella sonnei component of ACTIVAX, developed using our NST technology, has proven to be safe and effective in preclinical studies. In 1999, we received a contract from the U.S. Department of Defense, Department of the Army, for the preclinical development of the Shigella sonnei and ETEC components of this multivalent vaccine. During 2000, we were awarded a follow-on contract to conduct the Phase I clinical trial of the Shigella sonnei component of the vaccine. This Phase I human clinical trial, which is designed to test the safety of the vaccine, is in process. The data has been collected and is being analyzed, and the results should be available by the end of 2002.

      The combination ACTIVAX vaccine (Campylobacter, Shigella and E. coli) is currently expected to enter clinical trials in 2003, subject to the receipt of additional financing.

     Vaccines Against Sexually Transmitted Infections

TRACVAX (a vaccine against sexually transmitted diseases caused by Chlamydia trachomatis)

      In the U.S., almost 12 million cases of sexually transmitted urogenital diseases occur annually. The most prevalent sexually transmitted diseases in the world are caused by Chlamydia (“C.”) trachomatis bacteria. Millions of women suffer from cervicitis, pelvic inflammatory disease, infertility, ectopic pregnancies and symptomatic urethritis caused by C. trachomatis. Chlamydial infections can progress unnoticed for a long period of time, particularly in women, until severe symptoms occur. Many times, once the symptoms do occur the damage, such as infertility, is irreversible. While there are more new cases of Chlamydia trachomatis diseases reported to the CDC each year than any other infectious disease, the CDC estimates there are more than 3.0 million additional cases undiagnosed and unreported in the U.S. each year.

      Globally, the WHO estimates about 90 million new cases of urogenital diseases caused by C. trachomatis emerge each year. Because C. trachomatis also causes trachoma, the world’s most common form of preventable blindness, the WHO estimates C. trachomatis is responsible for at least 15 percent of the world’s blindness. Using our antigen receptor technology, we have identified several Chlamydia proteins as potential vaccine candidates. TRACVAX contains a proprietary protein that has been formulated into a recombinant subunit vaccine. This protein is active against many different Chlamydia strains, has generated immune responses, and has shown protection in preclinical studies against Chlamydia infection and infertility. The vaccine’s safety and ability to generate immune responses will be assessed in the clinical trial scheduled to begin by the end of 2002, subject to the receipt of additional financing.

GONOVAX (a vaccine against sexually transmitted diseases caused by Neisseria gonorrhoeae)

      Gonorrhoea, caused by Neisseria (“N.”) gonorrhoeae, is the second most common sexually transmitted disease worldwide. It is the most frequently reported communicable disease in the U.S. This organism causes diseases such as gonococcal urethritis, pelvic inflammatory disease and pneumonia.

      Using our technologies, we have identified a vaccine candidate in N. gonorrhoeae. This protein has been cloned and expressed recombinantly, and GONOVAX will be evaluated in preclinical animal models as a potential subunit vaccine. We have no immediate plans to commence human trials. We have U.S. and foreign patents pending with respect to this vaccine.

Vaccines Against Respiratory Infections

TWARVAX (a vaccine against respiratory diseases caused by Chlamydia pneumoniae)

      Chlamydia (“C.”) pneumoniae is a common cause of epidemic community-acquired pneumonia. Worldwide, 50% of the population are infected with this organism by the age of 20, and 70-80% are infected by the age of 60. Pneumonia is the fifth leading cause of death in the U.S., with approximately 2.5 million cases occurring annually. Additionally, C. pneumoniae has recently been associated with plaques that cause cardiovascular diseases including atherosclerosis, as well as plaques in the brain associated with Alzheimer’s Disease. Using our technologies, we have identified a vaccine candidate in C. pneumoniae. This protein has been cloned and expressed recombinantly, and TWARVAX is being evaluated in preclinical models as a potential subunit vaccine to treat and prevent this chronic infection. We have no immediate plans to commence human trials. We have U.S. and foreign patents pending with respect to this vaccine.

      The following respiratory vaccines have been licensed to partners for development pursuant to collaboration agreements. See “Collaborative Agreements.” Pursuant to the terms of the collaboration agreements, our partners control the development process and timing for the potential products.

      Middle Ear Infection (Otitis Media). Middle ear infection (otitis media) is a frequent reason children visit doctors, and a common cause of hearing loss in children. Eighty percent of all children will have at least one episode of otitis media and over $3 billion is spent annually for the care of otitis media in the U.S. Streptococcus (“S.”) pneumoniae, Haemophilus (“H.”) influenzae (nontypeable) and Moraxella (“M.”) catarrhalis bacteria account for over 80% of otitis media. The current treatment of choice for otitis media is antibiotic therapy. However, because of the increase in the incidence of antibiotic resistant strains of these bacteria and the costs associated with the treatment of this disease, companies are seeking to develop vaccines to prevent infections that may lead to otitis media.

      The Pittsburgh Otitis Media Research Center estimates that H. influenzaenontypeable is present in over 20% of otitis media infections. We have identified a specific protein of H. influenzae and have successfully cloned the gene for production of the protein. In 1994, we entered into a license agreement with Aventis Pasteur under which we granted to Aventis Pasteur an exclusive worldwide license, other than in the Asia-Pacific region, to develop, manufacture and sell one or more vaccines based on our proprietary H. influenzae protein. Aventis Pasteur has completed Phase I clinical trials during the period from 1997 to 2000 that showed the vaccine is safe, and generates immune responses in healthy adults, adolescents and infants, and we understand that Aventis Pasteur is evaluating its clinical development activities. See “Collaborative Agreements.”

      Bacterial Meningitis. Bacterial meningitis is a serious infection involving the membranes surrounding the brain and spinal cord, and complications can be serious, including brain damage and a high incidence of death (although the incidence of death can be lowered to less than 15% with antibiotic therapy). Three of the most common infectious agents that cause bacterial meningitis include H. influenzae (Type B and nontypeable), M. catarrhalis and Neisseria (“N.”). meningitidis. N. meningitidis is a respiratory pathogen that causes invasive meningococcal infections primarily in children younger than five years of age and travelers to countries recognized to have epidemic disease. Currently available vaccines provide protection against specific serogroups of N. meningitidis. We have identified, using both ART and NST, proteins to develop a subunit vaccine that may provide protection across the major strains of N. meningitidis. These antigens have been licensed to GSK. To our knowledge, GSK is currently conducting pre-clinical studies with regard to these antigens. See “Collaboration Agreements.”

     Antibiotics

      We believe that the market for antibiotics presents an attractive opportunity and the potential to leverage our technology platforms. We are seeking to discover compounds that kill or reduce the virulence for either a specific bacterium and/or a broad range of bacteria, particularly hospital-acquired, or nosocomial, infections. Major nosocomial infectious agents include Staphylococcus aureus, Streptococcus spp., Enterococci spp., Pseudomonas spp. and Enterobacter spp., including E. coli and Klebsiella.

      Staphylococci are one of the most common causes of community- and hospital-acquired infections. Streptococci and Enterococci are comprised of four groups of organisms, some of which are normally harmless and some of which are severely pathogenic. Two of the most severe forms of invasive Streptococci are necrotizing fasciitis (“flesh eating”) and the rapidly progressing streptococcal toxic shock syndrome. The most common treatments for these infections are antibiotics such as methicillin and more recently vancomycin.

      The number of antibiotic-resistant bacteria is continuing to increase, and the economic and human costs of antibiotic resistance continue to rise. Mortality and hospital length of stay are at least doubled for resistant strains of these pathogens. Our drug discovery programs are focused on pathogens that have increasing resistance to the currently available antibiotics. Resistance to methicillin is common. In fact, in many U.S. hospitals, strains of Staphylococci are resistant to all available antimicrobials except vancomycin, although recently there have been reported cases of reduced susceptibility to vancomycin. Resistance poses several problems, including the lack of available antibiotics for treating infections, and the possibility that the resistance genes may be transferred to other microorganisms.

      We have discovered and synthesized four series of novel structures, which potentially represent more than ten million new chemical entities (NCEs). These compounds were derived using our “targeted molecular diversity” approach, which integrates structure-based rational drug design with combinatorial chemistry to design and optimize a diverse compound library. We have filed U.S. patent applications, claiming composition of matter, methods of production and use of the compounds as anti-infectives and disinfectants.

     AP 158

      From these novel compounds we have identified our first antibiotic for development, AP 158. AP 158 is a novel chemical entity with a unique mechanism of action. During our preclinical studies, we have shown that AP 158 has potent in vitro activity against clinically important bacteria including Staphylococcus aureus, Staphylococcus epidermidis, Streptococcus pneumoniae, Streptococcus pyogenes, E. coli, Enterococcus faecalis, Corynebacterium diphtheria, Moraxella catarrhalis, Haemophilus influenza, and Bacillus cereus. Additionally, we have evaluated and confirmed, in preclinical studies, the effectiveness of AP 158 as a topical antibiotic against Staphylococcus aureus resistant to methicillin. We have performed genetic toxicology studies, demonstrating the compound to be non-mutagenic (it doesn’t cause genetic mutations) and non-clastogenic (it doesn’t cause chromosomal damage). We have demonstrated in preclinical studies that AP-158 does not produce skin irritation in animals, and have begun acute toxicology and pharmacology studies in two animal species as required by the FDA.

      Also, we are collaborating with the U.S. Army to evaluate our NCE’s against Bacillus anthracis, or anthrax. The Army’s tests so far indicate that AP-158 and several other of our novel compounds have destroyed anthrax cells.

     Antibiotic Peptides

      In 2000, we obtained a worldwide, exclusive license from the University of Maryland to develop, produce and market new antibiotic proteins, distinct from currently marketed antibiotics, to conquer antibiotic-resistant bacteria. These new antibiotics have been shown to kill a broad spectrum of disease-causing bacteria, including the major resistant nosocomial pathogens. The antibiotics have also shown to have activity against spore-forming bacteria such as Bacillus cereus and Bacillus anthracis. Under the terms of the agreement, we will be responsible for preclinical and clinical development of these new antibiotics, and the University of

Maryland will be entitled to receive milestone and royalty payments following successful completion of clinical trials and commercialization, respectively. We are currently beginning research on these proteins and have no immediate plans to commence human trials.

      Also in 2000, we obtained worldwide exclusive rights from the University of Maryland for a family of drugs intended to treat serious lung disorders by suppressing the harmful overproduction of mucus. Many lung disorders, including chronic bronchitis, asthma, cystic fibrosis and bronchiectasis result in over-secretion of airway mucus and are exacerbated by bacterial infection. Mucus is normally excreted in small amounts by cells lining the airways of the lung and plays an important role in host defense against inhaled particles, including bacteria and viruses. Over-secretion (hypersecretion) of this mucus is a serious, often fatal, problem because it clogs airways making it difficult and sometimes impossible to breathe. Currently no drug is available to specifically control mucus hypersecretion. Under the terms of the agreement, we will be responsible for preclinical and clinical development of these drugs, and the University of Maryland will be entitled to receive royalty payments upon commercialization. We are currently beginning research on these drugs and have no immediate plans to commence human trials.

Stages of Product Development

Preclinical
Product in Development	Evaluation	Phase I Trial	Phase II Trial	Phase III Trial

HELIVAX(1)	Completed	Completed	Scheduled to begin in 2002	—
TRACVAX(2)	Completed	Scheduled to begin in 2002	—	—
ACTIVAX — Campylobacter(3)	Completed	Completed	In-Process	—
ACTIVAX — ETEC(4)	Completed	Completed	Completed	—
ACTIVAX — Shigella(5)	Completed	In-Process	—	—
ACTIVAX — multi-valent	Completed	Completed	—	—
AP 158(6)	Completed	Scheduled to begin in 2003	—	—

(1)	HELIVAX has completed two Phase I trials and is schedule to begin two Phase II trials in the fourth quarter of 2002.

(2)	TRACVAX is scheduled to begin a Phase I trial in the fourth quarter of 2002.

(3)	The Campylobacter jejuni component of ACTIVAX has completed two Phase I trials and two Phase II trials and is scheduled to complete a third Phase II trial in the fourth quarter of 2002.

(4)	The ETEC component of ACTIVAX has completed Phase I and Phase II trials.

(5)	The Shigella sonnei component of ACTIVAX is scheduled to complete a Phase I trial in the fourth quarter of 2002.

(6)	AP 158 is scheduled to begin a Phase I trial in the first half of 2003.

Technology

      Our early research focused on identifying carbohydrates, proteins and lipids that acted as host receptors for bacteria, and the particular bacterial adhesin proteins that bound these receptors. The methods developed and the tools identified through this research were the foundation for our ART platform. Later, we discovered that adding components identified in mucus and other natural environmental signals to laboratory cultures effected certain changes in laboratory grown bacteria. Methods were developed to analyze virulence properties of many bacteria and to determine critical environmental signals that affected the virulence expression in these bacteria. This research led to the development of our NST platform technology. We are capitalizing on the explosion of genomics information by integrating our NST technology and ART with our capabilities in functional genomics. Our VEP platform identifies and characterizes disease-specific proteins (proteomics), which could facilitate the development of novel prophylactic and therapeutic products based on virulence factors and disease-related proteins that have not previously been identified. Optimal vaccine antigens may be identified from among these proteins, as well as targets for therapeutic intervention. We may also identify bacterial proteins that are homologous with proteins found in humans, with the intent of facilitating the identification of potential drug targets to prevent or treat autoimmune and inflammatory diseases.

     ART (Antigen Receptor Technology)

      Carbohydrates and lipids have a variety of functions within the mammalian body. They serve as receptors of natural chemical signals such as hormones and neurotransmittors; as reservoirs of nutritional energy. Others function in cell to cell adhesion and communication, and some lipids make up the architecture of the plasma membranes of individual mammalian cells. These particular cell membrane lipids were once thought to function only to maintain the shape and integrity of cells and to serve as a barrier between extracellular and intracellular environments. However, discoveries by us and our collaborators have revealed that certain carbohydrates, lipids and some proteins (i.e., glycolipids and phospholipids) within mammalian host cells play a major role in the pathogenesis of infection by serving as receptors for bacterial attachment and as nutrients for growth of bacteria.

      Generally, the first step in the process of microbial infection is the attachment of microbes to the surface of host cells through a binding process known as adhesion. We developed ART to study the precise molecular events that underlie the binding process. Much like a lock and key, adhesins (the “key”), which are surface proteins on the outer membrane or cell wall of microbes, recognize only particular molecular conformations and bind to specific, complementary receptors (the “lock”) on the host cell surface. We believe that certain adhesins may be critical elements in providing a microbe access to the host cell by attaching to the corresponding protein, carbohydrate or lipid receptor, thereby facilitating the growth and subsequent infection of the microbes. The tools and reagents of ART are used by us to develop products that interfere with the binding process. These products include vaccines, novel therapeutics and diagnostics.

      To date, using ART we have identified the molecular structure of host cell receptors, including carbohydrates, lipids and proteins, for more than 60 microbes or microbial toxins. Once the receptor is identified, we then use it as a tool to identify and purify the corresponding microbial adhesin. Sufficient quantities of the adhesins are produced for preclinical and clinical testing either by isolating the “native” protein from the original microbe or by producing a “recombinant” protein in another microbe.

      One of the most difficult problems inherent in vaccine development is that microbes of the same species often exhibit strain-to-strain diversity with respect to the types of antigens on their surfaces. With such diversity in the composition of microbes of the same species, the effect of some vaccines targeted to a single strain of the microbe may be limited. We believe that ART may aid in circumventing the problems posed by strain diversity and antigen variations within strains. We have discovered that some adhesins that occur on the outer membrane or cell wall of certain species of microbes are the same throughout various strains within a given species (i.e., the adhesins are “conserved”). Based on data from preclinical animal models, we believe that vaccines aimed at stimulating the production of antibodies against these highly conserved adhesins should be effective in providing immunity to a wide variety of strains of a given species.

      Further, we believe that both the microbial adhesins and their corresponding host cell receptors present novel targets and vehicles for the design of new therapeutics to treat microbial infections. We are developing screening assays for one such target identified through ART. We have developed and patented novel conjugates of known antibiotics with host cell receptors, with the belief that the antibiotic portion of the molecule will be targeted to the bacteria via their receptors. In addition, biological therapeutics, such as novel analogs of the adhesins and receptors, can be developed to interfere with the initial step in microbial infections.

     NST (Nutriment Signal Transduction)

      The behavior of a microbe during entry and invasion of the host is a balancing act between the microbe and the host. Pathogenic microbes require a specific environment and nutrients to survive, reproduce, and cause infection. Mucosal surfaces, where more than 90 percent of infections start, serve as barriers to infections, but can also serve as environments for bacteria to survive and grow. We found that certain microbes use substances found in the mucus as nutriment sources. This led to the development of methodology to examine bacterial virulence properties and the discovery of particular factors present in the host environment that were necessary for microbes to be pathogenic. NST is the regulation of bacterial growth and/or virulence by important physiological nutriments. Physiological nutriments include natural chemicals and other environmental conditions, such as temperature and oxygen content, that bacteria normally encounter in the body.

      By identifying the particular chemicals and conditions in the host that transduce bacteria and enhance the expression of virulence properties, we can duplicate in the laboratory the specific environment found in the host. We have shown that NST grown bacteria express antigens and other virulence factors that more closely resemble those seen within the body as compared to bacteria grown using traditional laboratory conditions. Therefore, these expressed antigens or antigenically enhanced microbes create the biological mimicry important for producing more potent vaccines for inducing immunity against an infectious agent.

      Moreover, we have discovered that the in vitro antibiotic sensitivity of these “biological mimics” may be more similar to that of bacteria within an infected host than conventionally grown bacteria. Because the profile of antibiotic susceptibility or resistance of NST-bacteria may be more closely related to the in vivo sensitivity of bacteria, the identification of novel antibiotics should be facilitated through the use of NST-grown bacteria. We have discovered that some of the newly expressed virulence factors of NST-bacteria are metabolic proteins, which may be novel targets for drug discovery and development of novel antibacterial compounds. Therefore, NST also provides a platform to investigate and develop novel substances to down regulate, or modify, the growth and/or virulence of pathogenic bacteria or kill virulent bacteria.

     VEP (Virulence Expression Profiling)

      Our VEP technology combines NST together with genomic expression profiling in an effort to identify genes required for virulence and disease manifestation. The application of this technology enhances product discovery and development. The search for antimicrobial drug targets has traditionally followed the path of random screening. Crude natural products and/or small molecule libraries were screened in vitro for antibacterial activity using broad panels of clinically relevant bacteria. Biochemical and genetic approaches were then employed to define the impaired physiological functions. Once the protein target had been defined and characterized, the target would be used as a rapid screening tool to identify more potent and therapeutically acceptable analogues among collections of structurally diverse small molecules.

      While this traditional approach has lead to the identification of several major drug targets, the process is limited by a biased understanding of bacterial physiology. Essentially all the knowledge concerning bacterial physiology, and the genes related to these processes, has been derived through the study of organisms grown by standard laboratory cultivation methodologies. Low recovery of cell mass and the presence of contaminating host material has hindered the physiological analysis of pathogenic microbes recovered directly from host tissues. As a result, the understanding of metabolic processes and functions necessary for in vivo survival, in vivo persistence, and the proteins that are required for infection and manifestation of disease is incomplete.

      Over the last four years, the complete genome sequences of more than twenty-one microbes have been publicly reported, including E. coli, the most comprehensively studied microbial organism. The emergence of DNA microarray technology now provides a means to simultaneously measure messenger RNA expression from all genes in the genome at single locus resolution. Bacterial gene expression on a global level is now being studied at both the qualitative (which genes are being expressed) and quantitative (transcript modulation) levels. This comparative process, genomic expression profiling, may identify novel virulence factors and virulence-associated functions.

      NST bacteria, along with conventionally grown bacteria, can be used as sources of RNA/cDNA to probe genomic microarrays. The difference in global gene expression patterns between NST-cultivated and conventionally grown organisms should allow the identification of genes that encode unknown and unexploited proteins involved in the production and assembly of virulence factors. Our VEP technology should enable the identification of genes encoding new virulence factors and permit the identification of microbial genes required for in vivo persistence and disease manifestation.

Collaborative Agreements

      In 1996, we entered into a research and development arrangement with GlaxoSmithKline (“GSK”). Under this arrangement, GSK has licensed from us various product candidates for pediatric respiratory diseases. GSK must use commercially reasonable efforts to develop marketable products from these product candidates. GSK is responsible for conducting and funding clinical trials, manufacturing product, and marketing the licensed vaccines. We are entitled to receive from GSK milestone payments if the licensed vaccines achieved defined objectives in the development process, and royalty payments on sales if a product is commercialized. We are not aware of the extent to which GSK is pursuing the commercial development of these products. We also are entitled to reimbursement for expenses incurred in the prosecution and maintenance of our patents and patent applications pertaining to the licensed vaccines. We believe that such reimbursements would apply to any interference proceedings related to patents and/or patent applications covered by the arrangement with GSK.

      During the period from 1996 through 2001, GSK paid us approximately $12.7 million for research and development funding, patent prosecution reimbursement and milestone achievements, and for an equity interest in Antex consisting of common stock and stock purchase warrants. For the first nine months of 2002, GSK paid us approximately $173,000 for patent prosecution reimbursement.

      In 1994, we entered into a technology license agreement with Aventis Pasteur. Pursuant to this arrangement, we granted an exclusive license to develop, produce and market any vaccine product using our specific H. influenzae nontypeable protein in all countries other than those in the Asia-Pacific region. Under the license agreement, Aventis Pasteur must use commercially reasonable efforts to develop a marketable product. However, at its option and for good cause, Aventis Pasteur may cease development upon six months’ prior written notice to us and upon payment of all amounts due to us through the termination date, at which time the licensed technology reverts to us. We are entitled to milestone payments from Aventis Pasteur based on its performance or the passage of time. Aventis Pasteur paid us approximately $1.1 million under the license agreement during the period from 1994 through 2001, and $500,000 in 2002 relating to a milestone achieved in 2001. Upon commercialization, Aventis Pasteur is obligated to pay a guaranteed minimum annual royalty to us on sales of any product incorporating our technology.

      In 1994, we entered into a contract with the United States Department of Defense, whereby the United States Navy agreed to conduct and fund the costs (subject to annual budget appropriation) involved in Phase I, II and III clinical trials for a Campylobacter jejuni vaccine. We retained all commercial rights to develop, produce and market any product involving our proprietary Campylobacter jejuni vaccine. Either party may terminate the contract upon 30 days written notice. In 2000, the contract was extended to 2005. Also in 2000, we were awarded a grant from the U.S. Army related to the development of an oral microbead vaccine to protect U.S. troops against Campylobacter jejuni. The work under the grant was completed in 2001.

      In 1999, we were awarded a contract from the U.S. Army to assist in the development of a vaccine designed to fight infections and diseases caused by Shigella sonnei. A second contract was awarded in 2000 to fund a Phase I clinical trial. This trial is scheduled to be completed in the fourth quarter of 2002. In prior years, we had been awarded various grants and contracts related to our Chlamydia research and other technology applications.

      We may continue to grant licenses to certain of our proprietary technologies, reagents, and vaccine and therapeutic products in exchange for license fees, royalty payments and other compensation. We anticipate seeking such arrangements to leverage our technologies with respect to products that we are unwilling or unable to pursue on our own.

Production Capabilities

      We contract for the production of our vaccine and antibiotic products for clinical trials. Such facilities, operated in compliance with the FDA’s current Good Manufacturing Practices (cGMP), have been and currently are being used for the production of our Campylobacter jejuni, H. pylori, C. trachomatis, M. catarrhalis, Shigella sonnei and AP 158 preparations for clinical trial purposes. See “Government

Regulation.” We anticipate that we will produce pilot and clinical trial lots of our other proposed vaccines at these or other third-party facilities.

Product Liability Risks

      The testing, marketing and sale of human health care products entail an inherent risk of product liability, and there can be no assurance that product liability claims will not be asserted against us. We have obtained product liability insurance for our current clinical trials. There can be no assurance that we will be able to maintain or increase our insurance coverage on acceptable terms in the future or that any claims against us will not exceed the amount of such coverage.

Government Regulation

      The production and marketing of our products and our research and development activities are subject to comprehensive regulation by numerous governmental authorities in the United States and other countries. In the United States, vaccines, drugs and other therapeutic and diagnostic products are subject to extensive FDA review and regulation. The Federal Food, Drug and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations govern or influence the clinical and non-clinical testing, approval, manufacture, labeling, storage, record keeping, reporting, distribution, import, export, advertising and promotion of such products. Noncompliance with applicable requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts.

     Drug and Biologic Development and Approval in the United States

      In order to obtain FDA approval to market a new biological or drug product, the company or its licensees must submit proof of product safety, purity, potency and efficacy, and quality manufacturing capability. To meet these requirements, Antex or its licensees will have to conduct extensive laboratory, preclinical and clinical tests. This testing, as well as preparation and processing of necessary applications, is expensive, time-consuming and often takes several years to complete. There is no assurance that the FDA will act favorably in making such reviews. The company or its licensees may encounter significant difficulties or costs in their efforts to obtain FDA approvals, which could delay or preclude the company or its licensees from testing or marketing any products that we may develop. The FDA may also require post-marketing testing and surveillance to monitor the effects of marketed products or place conditions on any approvals that could restrict the commercial applications of such products. Product approvals may be withdrawn if problems occur following initial marketing, such as if compliance with regulatory standards is not maintained. With respect to patented products or technologies, delays imposed by governmental marketing approval processes may materially reduce the period during which Antex or its licensees will have the exclusive right to exploit patented products or technologies. See “Patents and Other Rights.” Refusals or delays in the regulatory process in one country may make it more difficult and time consuming for us or our licensees to obtain marketing approvals in other countries.

      During pre-clinical testing, laboratory and animal studies are conducted to evaluate the chemical and physical stability of candidate formulations, demonstrate the activity of the compound against the targeted disease in animal models, and assess the effects of the candidate formulation on various organ systems in order to review its potential therapeutic effectiveness relative to its safety. In order for clinical studies to begin in humans, an Investigational New Drug Application, or IND, must be submitted to the FDA. Among other things, the IND must contain the results from the pre-clinical testing. In general, studies may begin 30 days after the submission of the IND without specific approval by the FDA. However, the FDA may prohibit a study from going forward and may issue a clinical hold or otherwise halt or terminate a study after it has begun if, for example, an unexpected adverse events arise. Trials may also be terminated by institutional review boards, who must review and approve all research involving human subjects.

      Clinical testing generally proceeds in specified stages. In Phase I clinical trials, a limited number of patients are typically exposed to the drug or biologic product under investigation to determine the side effects associated with the compound and the pharmacologic action of the compound, as well as information on dosing and preliminary evidence of effectiveness. In Phase II trials, a larger patient group is usually studied to obtain evidence of effectiveness against the targeted disease or condition, obtain additional risk and safety data, and further determine appropriate dosing. Phase III trials are then generally designed as the pivotal trials to demonstrate safety and effectiveness and support approval of the product.

      The clinical trials must be “adequate and well-controlled,” for example, by using a placebo or an already approved therapy as a control to prevent possible bias in the study. The trials must also be conducted in accordance with FDA’s good clinical practice requirements. Among other things, patients must provide informed consent to participate in the studies, the studies must be approved by institutional review boards at the study locations, and the study sponsor must monitor the investigators to ensure that they follow the study protocol, and meet various reporting obligations to the FDA. Failure to adhere to any of these requirements could lead to termination of the study or invalidation of the study data, among other things.

      Following completion of clinical trials, the results are evaluated and, depending on the outcome, the results of the preclinical and clinical studies are submitted to the FDA along with proposed product labeling in the form of a New Drug Application, or NDA, or in the form of a Biologics License Application, or BLA, in order to obtain FDA approval of the product and authorization to commence commercial marketing. The filing of an NDA or BLA must be accompanied by the payment of a “user fee,” unless an exception applies. User fees for a new application are typically hundreds of thousands of dollars.

      In responding to a BLA or NDA, the FDA may require additional testing or information, may require that the product labeling be modified, may impose post-approval study or reporting requirements or other restrictions on product distribution, or may deny the application. In addition, FDA will generally conduct a pre-approval inspection of the manufacturing facilities for the product, and may refuse to approve the application if it determines that the facilities do not meet with FDA’s current good manufacturing requirements. The timing of final FDA review and action varies greatly, but can take years in some cases and often involves the input of an FDA advisory committee of outside experts. Product sales may commence only when a BLA or NDA is approved.

     Post-Approval Requirements

      Once a product is approved, numerous post-approval requirements apply. Among other things, the holder of an approved BLA or NDA is subject to periodic and other FDA monitoring and reporting obligations, including obligations to monitor and report adverse events and instances of the failure of product to meet the specifications in the BLA or NDA. Application holders must also submit advertising and other promotional material to the FDA and report on ongoing clinical trials.

      Advertising and promotion materials must comply with FDA rules, in addition to other potentially applicable federal and state laws. The distribution of product samples to physicians must comply with the requirements of the Prescription Drug Marketing Act, including requirements related to obtaining physician signatures for the samples, sample labeling, sample inventory checks, and other sample accountability and reporting requirements. Manufacturing facilities remain subject to FDA inspection, and must adhere to FDA’s current good manufacturing practice requirements in areas such as organization and personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned and salvaged product, and other areas. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change.

      Depending on the circumstances, failure to meet FDA’s post-approval requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA requirements, new information regarding the safety or effectiveness of a product could lead FDA to modify or withdrawal a product approval.

     Orphan Drug Status

      Drugs and biologics that treat a rare disease or condition may be eligible to be designated as orphan drugs based on the request of a sponsor to the FDA. In this event, the developer of the drug or biologic may request grants from the government to defray the costs of certain expenses related to clinical testing, and be entitled to marketing exclusivity and certain tax credits. We or our licensees may seek orphan drug designation in the future for proposed products. If these products are the first such products approved, we or our licensees may be entitled to seven-year marketing exclusivity in the Untied States for these products once regulatory approval has been obtained. The seven-year period of exclusivity applies only to the particular drug or biologic and only to the particular use for which the FDA has designated the product an orphan drug. Therefore, another manufacturer could obtain approval of the same drug or biologic for an indication other than ours, or could seek orphan drug status for a different drug or biologic for the same indication. In addition, in certain circumstances another applicant could obtain approval of the same drug or biologic for the same indication notwithstanding our orphan drug exclusivity, based on a showing that the other applicant’s product is clinically superior.

     Other U.S. Regulatory Requirements

      In the United States, the research, manufacturing, distribution, sale, and promotion of drug and biological products are potentially subject to regulation by various federal, state, and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), and state and local governments. For example, sales, marketing, and scientific/educational grant programs must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, also as amended, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

      We are also subject to regulation by the Occupational Safety and Health Administration (“OSHA”) and the Environmental Protection Agency (“EPA”) and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other regulatory statutes, and may in the future be subject to other federal, state or local regulations. We believe that we are in compliance with regulations regarding the disposal of biological, radioactive and chemical waste. We voluntarily comply with NIH guidelines regarding research involving recombinant DNA molecules. Such guidelines, among other things, restrict or prohibit certain recombinant DNA experiments and establish levels of biological and physical containment that must be met for various types of research.

     Regulation Outside the United States

      Sales of biological and drug products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Whether or not FDA approval has been obtained, approval of a product by a comparable regulatory authority of a foreign country must generally be obtained prior to the commencement of marketing in that country. The time required to obtain foreign approvals may be longer or shorter than that required for FDA approval. The foreign regulatory process includes all of the risks associated with FDA regulation set forth above, as well as country-specific regulations. Among other things, foreign regulatory authorities may or may not approve our products, may impose additional or different limitations than FDA on any investigational studies under their jurisdiction, may impose additional or different limitations than FDA on any product approvals they do grant, and may impose various penalties or sanctions for failure to comply with foreign legal requirements.

Intellectual Property

      We own or have the rights by license to 29 issued U.S. patents and 15 pending patent applications in the United States, with 82 corresponding issued patents and approximately 325 corresponding patent applications in foreign countries. Rights under 11 of the issued patents and patent applications in the United States, and many of the corresponding international patents and patent applications, have been licensed to third parties. The patents and patent applications relate to proteins, their corresponding genes and uses thereof, new chemical entities and to our ART and NST technologies. Collectively, the patents and patent applications include composition claims for anti-infective agents, enhanced bacteria, receptors and their corresponding adhesins or toxins, and method of use claims for the use of these compositions, for vaccines and for other antimicrobial products.

      There can be no assurance that our pending patent applications will result in issued patents, that any of our issued patents will afford protection against a competitor, or that any patents issued or licensed to us could not be challenged, invalidated or circumvented by others. Further, the patent position worldwide of biotechnology firms generally is highly uncertain, involving complex legal and factual questions. Since patent applications filed before December 2000 in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months or even years, we cannot be certain that others have not filed patent applications directed toward inventions covered by our pending patent applications or that we were the first to invent or to file patent applications on such inventions. In this regard, several of our pending U.S. patent applications relate to compositions containing, and methods for using, a protein of Moraxella (“M.”) catarrhalis. We are aware that another company has been granted several U.S. patents with claims to compositions and methods for using compositions containing an outer membrane protein of M. catarrhalis. The claims of these patents issued to the other company appear to cover compositions and methods substantially the same as those covered by several of our patent applications. We anticipate that an interference proceeding at the United States Patent and Trademark Office may be necessary to determine whether we or the other company is entitled to a patent covering the common subject matter. An interference is a legal proceeding held when more than one patent application or at least one patent application and one or more patents, owned by different parties, contain claims to the same subject matter. An interference proceeding determines which one of the parties is entitled to a patent containing claims to the common subject matter. Under U.S. patent law, even a party who is not the first to file a patent application may prevail in an interference proceeding provided that party was the first to invent the common subject matter. It is not certain whether an interference will be declared or if an interference is declared whether we or the other company would prevail in such a proceeding.

      Each of the patents issued to the other company has a filing date earlier than the filing dates of our relevant patent applications. If an interference is declared between the patents issued to the other company and our relevant patent applications, we believe we may be able to prove that we are entitled to priority of the invention comprising compositions and methods of use of the protein of M. catarrhalis. However, there can be no guarantee that we will prevail and there is a substantial risk that we may not be able to prove priority and obtain a patent. An interference usually is an expensive and resource-consuming proceeding that can take several years.

      There can also be no assurance that any application of our technologies will not infringe patents or proprietary rights of others or that licenses that might be required for our processes or products would be available on reasonable terms. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any patent owned or licensed by us or, if instituted, that such challenges will not be successful or that we will have the financial resources to defend against any such challenge. The extent to which we or our licensees may be required to obtain licenses under other proprietary rights, and the cost and the availability of such licenses, are unknown.

      Patent litigation is widespread in the biotechnology industry. There can be no assurance that others will not bring legal actions against us or our licensees for patent infringement. If we or our licensees become involved in such litigation, it could consume a substantial portion of our resources. We also may lack the financial resources to defend our patents against infringements by others.

      We believe that obtaining foreign patents may be more difficult than obtaining domestic patents because of differences in U.S. and foreign patent laws. In addition, foreign patents, if obtained, may not provide the level of protection provided by domestic patents.

      Our success depends, in large part, on our ability to obtain patents, maintain trade secrets and operate without infringing on the proprietary rights of third parties. If patents do not issue from present or future patent applications, we will likely be subject to greater competition. We also rely upon unpatented proprietary technology and, in the future, may determine in some cases that our interest would be better served by reliance on trade secrets or confidentiality agreements rather than patents. In such circumstances, no assurance can be made that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to such proprietary technologies or disclose such technologies, or that we can meaningfully protect our rights in such unpatented proprietary technologies.

      We require each of our employees, consultants, and advisors to execute a confidentiality agreement and an invention agreement upon the commencement of an employment or consulting relationship with Antex. The employee agreements generally provide that all inventions conceived by the individual and all confidential or proprietary technology, including information and materials, developed or made known to the individual during the term of the relationship shall be the exclusive property of Antex and shall be kept confidential and not disclosed to third parties except under specified circumstances. The term of ownership of inventions by consultants and advisors varies depending primarily upon the policies of the academic and other institutions with which the consultants and advisors are associated. We have entered into nondisclosure agreements with third parties that are intended to protect our confidential information delivered to third parties for research or other purposes. There can be no assurance that these agreements will provide meaningful protection of our confidential or proprietary technology in the case of unauthorized use or disclosure. Even if others do not gain unauthorized access to our confidential or proprietary technology, there can be no assurance that others will not independently develop substantially equivalent proprietary technology. In addition, to the extent that strategic partners or consultants apply technological information developed independently by them or others to our projects or apply our technology to other projects, disputes may arise as to the ownership of proprietary rights to such technology.

Competition

      In our efforts to discover and develop new vaccines, antibiotics, and other therapeutics, we compete against a large number of companies, including large multinational pharmaceutical companies and biotechnology companies that are actively engaged in similar discovery and development efforts. All the large multinational pharmaceutical companies and many of the other biotechnology companies have substantially greater financial and other resources, more extensive experience in conducting clinical testing and obtaining regulatory approvals for their products, greater operating experience, larger research, development and marketing staffs, and greater production capabilities than the company.

      A few of the large multinational pharmaceutical companies and numerous biotechnology companies are engaged in vaccine discovery and development efforts.

•	We believe that Aventis Pasteur (in a joint venture with Acambis), Chiron, Astra Zeneca and Commonwealth Serum Labs of Australia are engaged in efforts to develop vaccines against Helicobacter pylori, the bacteria targeted by our HELIVAX vaccine.

•	While other companies, such as Powderject and Acambis, are engaged in the development of vaccines separately targeted to enterotoxigenic E. coli, we are not aware of any other company that has under development a multivalent vaccine similar to our ACTIVAX vaccine for the prevention and treatment of diseases caused by the consumption of contaminated food and water.

•	We believe that Corixa is engaged in efforts to develop a vaccine against Chlamydia trachomatis, the bacteria targeted by our TRACVAX vaccine. We are not aware that this potentially competing product has entered clinical trials.

      Numerous other companies also may be engaged in discovery and development efforts that are not publicly known with regard to the vaccine products that we have under development. These competitors may succeed in developing products that are more effective or less costly than the products that we are seeking to develop.

      Virtually all the large multinational pharmaceutical companies and many biotechnology companies are engaged in new antibiotic discovery and development efforts. These new products are at various stages in the research and development and clinical testing process. The commercial success of any antibiotic product that we may develop will depend on its efficacy and price relative to other antibiotic products then on the market.

      We expect products approved for sale to compete primarily on the basis of product efficacy, safety, reliability, and patent position. Our success will be dependent upon the acceptance of a developed product by the medical community as a preferable method of prevention and/or treatment, which in turn will depend upon the marketing and education efforts made by or on behalf of Antex. In addition, the first pharmaceutical product to reach the market in a therapeutic or preventive area is often at a significant competitive advantage relative to later entrants to the market. Our competitive position also will depend on our ability to attract and retain qualified scientific and other personnel, develop effective proprietary products, obtain patent protection and have our licensees be successful at implementing production and marketing plans.

Employees

      At September 30, 2002 we had 43 employees, all of which were employed full-time. Of this total, 34 were engaged in research and development activities and the remaining nine employees consisted of executive and administrative staff. None of our employees is represented by a labor union. We consider our employee relations to be good.

Property

      We lease approximately 24,000 square feet of laboratory and office space in Gaithersburg, Maryland, pursuant to a ten-year lease that expires in December 2008. Our monthly payments during the remaining term of this lease will range from $60,000 to $70,000, except for the final year of this lease, during which our monthly payment will be approximately $125,000. This facility is equipped as a biotechnology research facility. We believe that our space will provide facilities sufficient for our planned activities for at least the next twelve months. We currently contract for clinical material production and animal laboratories from existing facilities and intend to continue to do so for the foreseeable future.

Legal Proceedings

      In September 2002, we were named as a defendant, along with a number of other pharmaceutical companies, in 37 lawsuits filed by a single law firm in the Maryland Circuit Court for Baltimore County. The defendants subsequently removed the lawsuits to Federal District Court for the District of Maryland. In October 2002, we and the other pharmaceutical companies were named as a defendant in six additional suits, which the defendants also intend to remove to the Federal District Court for the District of Maryland. In the lawsuits, the named plaintiffs, on behalf of minor children, have asserted product liability and other claims against the defendants alleging that the defendants used Thimerosal (a mercury-based preservative) in commercially-available vaccines administered to minors and that the minors sustained injuries due to the Thimerosal. Each of the suits seeks monetary damages of $20 million. Based on the fact that we have used Thimerosal only in clinical trials in which no minors were participants, we do not believe we have any liability in these actions. In addition, we believe that under our license agreements with GlaxoSmithKline and Aventis Pasteur we are entitled to indemnification against these claims. However, if the complaint against us is not dismissed, and if GlaxoSmithKline and Aventis Pasteur fail to assume the defense of the lawsuit or fail to provide us with indemnification, any adverse judgment against us or the cost of defending the claim, including a successful defense, could have a material adverse effect upon our business or financial condition. At this early stage in the proceedings, we are not in a position to predict the outcome of this litigation, but we intend to contest the matter vigorously. No provision has been made in our financial statements as a result of this contingency. On November 1, 2000, Aventis Pasteur acknowledged by letter its obligation to defend and indemnify us.

MANAGEMENT

Executive Officers and Directors

      The following table presents information about each of our executive officers and directors:

Name	Age	Position

V. M. Esposito, Ph.D.	62	Chairman, Chief Executive Officer and President

Jeffrey V. Pirone	42	Executive Vice President and Chief Financial Officer

W. James Jackson, Ph.D.	47	Vice President, Research

Alan Liss, Ph.D.	55	Vice President, Product Development

Kyle W. Keese	40	Vice President, Business Development

Charles J. Coulter	76	Director

Robert L. Curry	69	Director

Donald G. Stark	75	Director

      V.M. Esposito, Ph.D. has served as Chief Executive Officer and as a Director since May 1992. From May 1992 until July 31, 2000, and again from October 3, 2001 until present, Dr. Esposito has also served as the company’s President. Since July 1992, Dr. Esposito has served as Chairman of our board of directors. Dr. Esposito’s term as a director will expire at the 2004 Annual Meeting. Prior to joining Antex, Dr. Esposito was the founder, President and Chief Executive Officer of Theracel Corporation, and he had held senior management positions at American Hospital Supply Corp. (Baxter), Becton Dickinson & Co., Miles Laboratories (Bayer Pharmaceutical), and American Home Products Corporation. Dr. Esposito earned his doctorate in biochemistry from West Virginia University.

      Jeffrey V. Pirone has served as Executive Vice President and Chief Financial Officer, Treasurer and Secretary of the company since August 2001. From August 2000 until joining Antex, Mr. Pirone was an independent consultant, providing financial advisory services. From August 1991 until July 2000, Mr. Pirone held various financial positions at Orbital Sciences Corporation, including Executive Vice President and Chief Financial Officer from March 1996 until July 2000.

      W. James Jackson, Ph.D. has served as Vice President, Research of the company since November 2000. From March 1994 until November 2000, Dr. Jackson served as Director, Molecular Biology. From 1987 to 1994, Dr. Jackson worked as a Senior Molecular Biologist at W.R. Grace. Dr. Jackson earned his doctorate in Microbiology from the University of Georgia and completed a postdoctoral fellowship in molecular genetics at the Exxon Research and Engineering Company.

      Alan Liss, Ph.D. has served as Vice President, Product Development of the company since May 2001. From July 2000 April 2001, Dr. Liss served as Director of Quality Assurance and Quality Control at Wyeth Ayerst, a division of American Home Products. From September 1996 until July 2000, Dr. Liss served as Senior Director of Quality Assurance at Aventis Bio-Services. Prior to joining Antex, Dr. Liss served as Senior Director of Quality Assurance at Aventis Bio-Services, and most recently served as Director of Quality Assurance and Quality Control for a vaccine production facility of Wyeth Ayerst, a division of American Home Products. Dr. Liss earned his doctorate in Microbiology and Immunology from the University of Rochester, School of Medicine and Dentistry.

      Kyle W. Keese has served as Vice President, Business Development of the company since March 2001. From 1994 to February 2001, Mr. Keese held various positions at IGEN International, Inc., including the position of Director, Business Development.

      Charles J. Coulter has served as a director since October 1992. Mr. Coulter served as President of American Research and Development, a venture capital organization, from 1973 until his retirement in June 1992. Mr. Coulter’s term as a director will expire at the 2004 Annual Meeting.

      Robert L. Curry has served as a director since March 1999. From January 1999 until his retirement in March 2001, Mr. Curry served as Chairman of MPE Communications Inc., a division of McCann Ericson

Health Care, a division of Inter Public Group (IPG). From 1981 until December 1998, Mr. Curry served as Chairman and Chief Executive Officer of MPE Communications Inc. Mr. Curry also retired in March 2001 as the Chief Executive Officer and a Director of Curry, Martin, and Schiaveli, Inc., a division of McCann Ericson Health Care. Mr. Curry’s term as a director will expire at the 2005 Annual Meeting.

      Donald G. Stark has served as a director since October 1992. From September 1987 until his retirement in September 1992, Mr. Stark served as the Vice-Chairman of the Board of Nova Pharmaceutical Corporation. Mr. Stark’s term as a director will expire at the 2003 Annual Meeting.

Board of Directors

      We have a classified board of directors currently consisting of one Class I director (Robert L. Curry), one Class II director (Donald G. Stark) and two Class III directors (Charles J. Coulter and V. M. Esposito, Ph.D.). The Class I, Class II and Class III directors will serve until the annual meeting of stockholders to be held in 2005, 2003 and 2004, respectively, and until their respective successors are elected and qualified. At each annual meeting of stockholders, directors are elected for a full term of three years to succeed those whose terms are expiring.

Committees of the Board of Directors

      The board of directors has a compensation committee and audit committee. The compensation committee reviews and makes recommendations to the board of directors on matters relating to employee compensation and benefits, determines the compensation of the officers and other key employees, and administers our stock option plan. The current members of the compensation committee are Charles J. Coulter, Robert L. Curry (Chair) and Donald G. Stark.

      The audit committee oversees the appointment and reappointment of our independent auditors and addresses matters of accounting policy with such auditors. The audit committee also oversees management’s response to and implementation of accounting policy and practice recommendations. The audit committee is responsible for the reporting of significant events to the board of directors with respect to the above audit issues. The current members of the audit committee are Charles J. Coulter (Chair), Robert L. Curry and Donald G. Stark.

Compensation of Directors

      Only directors who are not employees of the company are compensated for their services as directors. Each nonemployee director is paid an annual retainer of $10,000 as compensation for services. Additionally, each nonemployee director is paid $1,000 for each meeting of the board of directors that he attends and $500 for each meeting of a committee of the board of directors attended in person and held separately from a meeting of the entire board of directors. Directors also are reimbursed for their expenses incurred in attending board of directors and committee meetings.

      Each member of the board of directors who is not an employee of the company qualifies to participate in our Directors’ Stock Option Plan. Upon initial election to the board of directors, a director is granted an option to purchase the number of shares of our common stock equal to $20,000 ($10,000 if elected on or after the six-month anniversary of the most recent annual stockholders meeting) divided by the greater of the market price of our common stock on the date of grant and $0.50. At the time of reelection to serve or upon continuing to hold office for the following year, a director is granted an additional option to purchase the number of shares of our common stock equal to $20,000 divided by the greater of the market price of our common stock on the date of the grant and $0.50. For directors who have served for at least three years, this basic annual grant is supplemented every third year by an additional grant of an option to purchase a number of shares of our common stock equal to 150% of the number of shares covered by the basic grant. Vesting occurs quarterly in four equal installments over a period of one year following the date of grant. All stock options granted under the Directors’ Plan have a five-year term.

Employment Contracts

      Dr. Esposito entered into a five-year employment agreement with the company that commenced January 1, 2001. The agreement requires Dr. Esposito to devote his entire business time to the company, not to compete with the company for a period of two years after termination of employment with the company and to assign to the company all rights to technology discovered by him during his employment. The agreement provides for an annual base salary of $400,000, subject to annual adjustment by the board (provided that such base salary cannot be reduced by the board). Dr. Esposito also is eligible to receive bonuses as determined by the board. The agreement provides for termination by the company on thirty-six months’ prior notice or without notice upon payment of severance equal to thirty-six months’ salary and any bonus to which he would have been entitled.

      Dr. Jackson entered into an employment agreement with the company that commenced April 1, 1994. Dr. Jackson’s agreement requires him to devote his entire business time to the company. The agreement provides for an annual base salary of $160,000, subject to annual adjustment by the Board.

      Dr. Liss and Messrs. Pirone and Keese each have entered into three-year employment agreements with the company that commenced May 16, 2001, August 1, 2001 and March 12, 2001, respectively. The agreements require them to devote their entire business time to the company, not to compete with the company for a period of two years after termination of employment with the company and to assign to the company all rights to technology discovered by them during their employment. The agreements provided for annual base salaries of $175,000, $200,000 and $170,000, respectively, subject to annual adjustment by the board and to receive bonuses as determined by the board. The agreements provide for termination by the company on six months’ prior notice or without notice upon payment of severance equal to six months’ salary and any bonus to which they would have been entitled.

Amended and Restated Stock Option Plan

      The company maintains a Stock Option Plan (the “Option Plan”) that provides for the grant of stock options to employees (including officers and directors who are employees), to members of advisory boards to the company and to consultants and advisors of the company. The options may be either “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code (the “Code”), or non-statutory options. Incentive stock options may be granted only to salaried employees (including officers directors who are employees). Approximately 43 persons currently are eligible to participate in the Option Plan. Under the Option Plan, the company is authorized to grant options with respect to an aggregate of 7,500,000 shares of common stock. As of September 30, 2002, options to purchase an aggregate of 2,676,630 shares were outstanding and approximately 4,750,000 shares of common stock remained available for future grants.

      The Option Plan is required to be administered by a committee of the board of directors, and is currently administered by the compensation committee, each member of which is a non-employee director within the meaning of the Securities Exchange Act of 1934. The compensation committee is responsible for determining the individuals to whom options will be granted, the time or times at which options will be granted, the designation of an option as either an incentive stock option or a non-statutory stock option, the option exercise price, the term of each option, the date or dates on which each option will be come exercisable and any other terms of the options, all subject to the provisions of the Option Plan.

      The exercise price of an option may not be less than 50%, in the case of a non-statutory option, and 100%, in the case of an incentive stock option, of the fair market value of a share of common stock on the date the option is granted. The term of an option may not exceed ten years. Notwithstanding the foregoing, in the case of an incentive stock option granted to a person who at the time of grant owns, directly or by attribution, stock possessing more than 10% of the total combined voting power of all classes of stock of the company and its affiliates, the exercise price of an option may not be less than 110% of the fair market value of a share of common stock on the date of grant and the term of the option may not exceed five years. During the optionee’s lifetime, an option is exercisable only by the optionee and is not transferable except by will or by the laws of descent and distribution.

      The exercise price of an option may be paid (i) in cash, (ii) if authorized by the compensation committee, by delivery to the company of shares of common stock owned by the optionee having a fair market value equal to the aggregate exercise price or (iii) by any other means authorized by the compensation committee, including the delivery of a promissory note. If delivery of shares of common stock in payment of the exercise price is permitted, an optionee could, through a series of virtually simultaneous exercises and tenders of the shares received upon exercise, exercise all exercisable options with a minimum initial commitment of previously-owned shares. If payment of the exercise price is made through a tender of shares, the company will receive no cash consideration for the sale of shares.

      Upon the occurrence of a “change in control” of the company (which is defined by the Option Plan to include (i) the acquisition by any person or group of 50% or more of the combined voting power of the company’s outstanding securities, (ii) certain changes in the composition of the board of directors within a two-year period, (iii) certain mergers or (iv) a liquidation or sale of all or substantially all of the assets of the company), all outstanding options become immediately exercisable in full without regard to any otherwise applicable vesting restrictions.

      The board of directors may amend or terminate the Option Plan at any time; provided that the approval of the stockholders of the company is required to the extent necessary (i) to comply with Section 422 of the Code or any successor provision with respect to incentive stock options or (ii) to maintain compliance with Rule 16b-3 under the Exchange Act, with respect to options granted to executive officers and to directors who are employees of the company.

1992 Director’s Stock Option Plan

      The company maintains a Directors’ Stock Option Plan (the “Directors’ Plan”) that provides for the grant of stock options to members of the board of directors who are not employees of the company. Under the Directors’ Plan, the company is authorized to grant options with respect to an aggregate of 1,700,000 shares of common stock. As of September 30, 2002, options to purchase an aggregate of 231,545 shares of common stock were outstanding and approximately 1,450,000 shares of common stock remained available for future grants.

      During an optionee’s lifetime, an option is exercisable only by the optionee and is not transferable except by will or by the laws of descent and distribution or a qualified domestic relations order. The exercise price of an option may be paid (i) in cash, (ii) by delivery to the company of shares of common stock owned by the optionee for at least 12 months and having a fair market value equal to the aggregate exercise price or (iii) by any combination of such methods of payment.

      Upon the occurrence of a “change in control” of the company (which is defined by the Directors’ Plan to include (i) the acquisition by any person or group of 50% or more of the combined voting power of the company’s outstanding securities, (ii) certain changes in the composition of the Board of Directors within a two-year period, (iii) certain mergers or (iv) a liquidation or sale of all or substantially all of the assets of the company), all outstanding options become immediately exercisable in full without regard to any otherwise applicable vesting restrictions.

      The Board of Directors may amend or terminate the Directors’ Plan at any time, except that the provisions with respect to eligibility, the timing and amount of option grants and the option exercise price may not be amended more than once every six months, and provided further that the approval of the stockholders of the company is required to the extent necessary to maintain compliance with Rule 16b-3 under the Exchange Act.

Executive Compensation

      The following table sets forth information for each of the company’s last three fiscal years concerning the compensation earned by each of the company’s executive officers whose compensation, consisting of salary and bonuses, exceeded $100,000 for the year ended December 31, 2001 (the “named executive officers”).

SUMMARY COMPENSATION TABLE

					Long-Term Compensation

					Awards		Payouts

	Annual Compensation					Securities
					Restricted	Underlying
Name and Principal				Other Annual	Stock	Options/	LTIP
Position	Year	Salary($)	Bonus($)	Compensation($)	Awards($)	SARs(#)	Payouts($)

V. M. Esposito,	2001	400,015	—	—	—	250,000	—
President and Chief	2000	366,680	100,000	—	—	340,000	—
Executive Officer (1)	1999	350,000	—	—	—	100,000	—

W. J. Jackson,	2001	143,339	—	—	—	190,000	—
Vice President,	2000	117,713	—	—	—	—	—
Research	1999	104,864	—	—	—	25,000	—

K. W. Keese,	2001	137,204	—	—	—	170,000	—
Vice President,
Business Development (2)

A. Liss,	2001	109,379	—	—	—	125,000	—
Vice President, Product
Development (3)

Stephen N. Keith,	2001	152,506	—	—	—	—	—
President and Chief	2000	84,106	—	—	—	120,000	—
Operating Officer (5)

[Additional columns below]

[Continued from above table, first column(s) repeated]

Name and Principal	All Other
Position	Compensation($)

V. M. Esposito,	—
President and Chief	—
Executive Officer (1)	9,215

W. J. Jackson,	—
Vice President,	—
Research	—

K. W. Keese,	—
Vice President,
Business Development (2)

A. Liss,	—
Vice President, Product
Development (3)

Stephen N. Keith,	109,410(5)
President and Chief	—
Operating Officer (5)

(1)	Dr. Esposito was the company’s President for all periods presented, except from July 2000 to October 2001 when Dr. Keith was President of the company.

(2)	Mr. Keese joined the company in April 2001.

(3)	Dr. Liss joined the company in May 2001.

(4)	Dr. Keith joined the company in July 2000 and resigned his position with the company in September 2001.

(5)	Consists of a severance payment made to Dr. Keith in connection with his resignation.

      The following table sets forth individual grants of stock options to the named executive officers during the year ended December 31, 2001.

OPTION GRANTS IN 2001

	Number of Securities	Percent of Total Options		Market Price per Share
	Underlying Options	Granted to Employees in	Exercise Price	at Date of Grant	Expiration
Name	Granted(#)(1)	Fiscal Year	($/Share)	($/Share)	Date

V.M. Esposito	250,000	16.73%	1.60	1.60	12/04/11

W. J. Jackson	40,000	2.67%	1.75	1.75	03/18/11
	150,000	10.04%	1.60	1.60	12/04/11

K.W. Keese	70,000	4.69%	2.00	2.00	03/11/11
	100,000	6.70%	1.60	1.60	12/04/11

A. Liss	50,000	3.35%	2.00	2.00	05/15/11
	75,000	5.02%	1.60	1.60	12/04/11

(1)	Options vest ratably on a monthly basis over the 48 months following date of grant.

      The following table sets forth information regarding the value of unexercised stock options held at December 31, 2001 by the named executive officers. None of the named officers exercised stock options exercised during 2001.

AGGREGATED OPTION EXERCISES IN 2001

AND YEAR-END OPTION VALUES

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options
			Options at Year-End(#)		At Fiscal Year End($)(1)
	Shares Acquired on		Exercisable(E)/		Exercisable(E)/
Name	Exercise(#)	Value Realized($)	Unexercisable(U)		Unexercisable(U)

V. M. Esposito	—	—	668,000(E	)	7,500(E	)
			530,000(U	)	2,500(U	)

W. J. Jackson	—	—	52,188(E	)	1,219(E	)
			197,813(U	)	281(U	)

A. Liss	—	—	6,250(E	)	--(E	)
			118,750(U	)	--(U	)

K.W. Keese	—	—	13,125(E	)	--(E	)
			156,875(U	)	--(U	)

(1)	Market value of securities underlying in-the-money options at the end of fiscal year 2001 (based on $1.55 per share, the closing sales price of the common stock at December 31, 2001), minus the exercise price.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      We have a research and development arrangement with GlaxoSmithKline. Under this arrangement, GlaxoSmithKline has licensed from us various vaccine product candidates for certain infectious diseases. GlaxoSmithKline must use commercially reasonable efforts to develop marketable products from these product candidates. GlaxoSmithKline is responsible for conducting and funding clinical trials, manufacturing product and marketing the licensed vaccines. We are entitled to receive from GlaxoSmithKline milestone payments if the licensed vaccines achieved defined objectives in the development process, and royalty payments on sales if a product is commercialized. We also are entitled to reimbursement for expenses incurred in the prosecution and maintenance of our patents and patent applications pertaining to the licensed vaccines.

      Through September 30, 2002 GlaxoSmithKline has paid us approximately $12.9 million for research and development funding, patent prosecution and milestone achievements, and for an equity interest in us. As of September 6, 2002, GlaxoSmithKline was the beneficial owner of approximately 11% of our common stock. In 2000, GlaxoSmithKline notified us that, based on its interpretation of the license agreement, it believes it is entitled to receive stock purchase warrants to acquire 173,237 shares of our common stock. We do not agree with GlaxoSmithKline’s interpretation of the agreement and believe that GlaxoSmithKline is not entitled to the warrants. GlaxoSmithKline has neither pursued nor withdrawn this notification.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information as of September 6, 2002 regarding the beneficial ownership of the common stock by (1) each person known to us to own beneficially more than 5% of the outstanding shares of common stock, (2) each director of the company (3) each executive officer of the company named in the Summary Compensation Table, and (4) all directors and executive officers of the company as a group. The persons named in the table below have advised the company that they have sole voting power and sole investment power with respect to all shares of common stock shown as beneficially owned by them, except as otherwise indicated.

	Number of Shares of
	Common Stock		Percentage
Name and Address(1)	Beneficially Owned(2)		of Class(2)

GlaxoSmithKline Biologicals Manufacturing s.a.	1,390,392(3)		11.2%
Rue de L’Institut 89
B-1330 Rixensart, Belgium

Harbor Trust	1,181,582(4)		9.5%
418 I Street New York, New York 11230

First Lincoln Holdings, Inc.	909,090(5)		7.1%
1001 Jefferson Plaza, Suite 200
Wilmington, Delaware 19801

CHL Medical Partners, L.P.	726,060(6)		5.7%
1055 Washington Boulevard Stamford, Connecticut 06901

V. M. Esposito	833,875(7	)(8)	6.3%

Charles J. Coulter	53,042(9)		*

Robert L. Curry	36,309(10)		*

Donald G. Stark	56,785(9)		*

Jeffrey V. Pirone	69,375(11)		*

W. James Jackson	95,313(10)		*

Alan Liss	29,688(10)		*

Kyle W. Keese	45,000(10)		*

All directors and executive officers (8 persons in group)	1,219,387(12)		9.0%

*	Less than 1%.

(1)	The address for all of the named individuals is c/o Antex Biologics Inc., 300 Professional Drive, Gaithersburg, MD 20879, unless otherwise indicated.

(2)	Pursuant to the rules of the Securities and Exchange Commission, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individuals or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group shown in the table.

(3)	Based on information contained in Amendment No. 2 to a Schedule 13D, dated June 9, 2000, filed with the Securities and Exchange Commission by GlaxoSmithKline Biologicals Manufacturing s.a. (“GSK Bio”) and on subsequent written advice furnished to the company by GSK Bio. See “Certain Relationships and Related Party Transactions.”

(4)	The number of shares of common stock shown as beneficially owned is based solely on information contained in a Schedule 13G, dated October 17, 2002, filed by Harbor Trust.

(5)	The number of shares of common stock shown as beneficially owned is based solely on information contained in a Schedule 13G, dated March 23, 2000, filed by First Lincoln Holdings, Inc. (“FLH”) and the company’s knowledge of transactions between the company and FLH. Includes 454,545 shares of common stock issuable upon the exercise of immediately exercisable warrants.

(6)	The number of shares of common stock shown as beneficially owned is based solely on information contained in a Schedule 13G, dated March 23, 2000, filed by CHL Medical Partners, L.P. (“CHL”) and on the company’s knowledge of transactions between the company and CHL. Includes 423,030 shares of common stock issuable upon the exercise of immediately exercisable warrants.

(7)	Includes 829,875 shares issuable upon the exercise of options.

(8)	Includes 4,000 shares owned by a trust of which Dr. Esposito’s wife is sole trustee and as to which he disclaims beneficial ownership.

(9)	Includes 49,642 shares issuable upon the exercise of options.

(10)	Consists solely of shares issuable upon the exercise of options.

(11)	Includes 59,375 shares issuable upon the exercise of options.

(12)	Includes 1,194,844 shares issuable upon the exercise of options.

DESCRIPTION OF CAPITAL STOCK

General

      Our authorized capital stock consists of 95,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Units

      We are offering 8,000,000 units in this offering. A unit consists of (i) one share of our common stock and (ii) one redeemable stock purchase warrant exercisable to purchase one share of our common stock. The common stock and redeemable stock purchase warrant that constitute a unit will not trade as separate securities until 30 days after this offering (unless the representative of the underwriters determines that separate trading should occur earlier), at which time the common stock and redeemable stock purchase warrant will automatically trade separately and the units will no longer trade as a separate security. The terms of our common stock and redeemable stock purchase warrants are described below.

      We have agreed to sell to Roan/ Meyers Associates, L.P. a unit purchase option to purchase 10% of the number of units sold in this offering (not including the possible exercise of the over-allotment option). The sale price of the unit purchase option is equal to the number of units purchased multiplied by $0.001. The unit purchase option will be exercisable for a four-year period, beginning one year from the date of effectiveness of the registration statement to which this prospectus relates, to purchase the underlying units at a per unit exercise price equal to 120% of the public offering price of the units. The exercise price and the number of shares of common stock issuable upon the exercise of the unit purchase option are subject to adjustment in the event of stock splits, stock dividends and certain reorganizations. The unit purchase option is not transferable for one year following the effective date of the registration statement to which this prospectus relates, except to other underwriters (or members of the selling group and/or their officers or partners), an individual who is an officer or partner of an underwriter, or by will or the laws of descent and distribution. The unit purchase option is not redeemable by us.

Common Stock

      As of September 30, 2002, we had:

•	12,407,795 shares of common stock outstanding;

•	outstanding warrants entitling the holders to purchase 5,241,512 shares of common stock, at an average exercise price of $6.06 per share; and

•	outstanding options entitling the holders to purchase 2,908,175 shares of common stock, at an average exercise price of $2.81 per share.

      Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Cumulative voting for the election of directors is not required by law and is not authorized by our certificate of incorporation. This means that the holders of a majority of the shares voted at a meeting at which directors are elected can elect all of the directors then standing for election. The holders of common stock are entitled to receive dividends, if any, as and when declared by the directors out of legally available funds, subject to any preferential dividend rights of any then outstanding shares of preferred stock. We have not paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future.

      The holders of common stock have no preemptive or other rights to subscribe for additional shares, no right to convert their shares into any other security, and no right to require the company to redeem the shares. Holders of common stock are entitled, upon liquidation, to participate pro rata in the distribution of the company’s assets available for distribution to the holders of common stock after the payment of liabilities, subject to any preferential liquidation rights of any then outstanding shares of preferred stock. All the outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

      Our 5,000,000 authorized shares of preferred stock may be issued in one or more series without further stockholder authorization, with each such series having such terms, limitations and relative rights and preferences as are established by our board of directors. If issued, the preferred stock may have priority over the common stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation, may be convertible into common stock or other securities, may entitle the holders to require the company to repurchase or redeem the shares of preferred stock at any time, from time to time or upon the occurrence of specified events, and may be entitled to vote as a separate class on certain matters submitted to a vote of stockholders. Any shares of preferred stock we issue may have voting, conversion, redemption or other that could adversely affect the rights of holders of our common stock.

      Currently, 8,000 shares of our authorized preferred stock is designated as Series B Convertible Preferred Stock, of which 3,000 shares were issued and outstanding at September 30, 2002. The Series B Convertible Preferred Stock has the following terms:

      Conversion. Each share of Series B Convertible Preferred Stock is convertible at any time and at the option of the holder into the number of shares of common stock equal to the liquidation value per share (currently $1,000) divided by the conversion price per share (currently $2.00), but with the conversion price subject to future adjustment in certain circumstances, including as the result of stock splits, stock dividends, and issuances of common stock, or rights to acquire common stock, at a price below the conversion price then in effect. Currently, each share of Series B Convertible Preferred Stock is convertible in 500 shares of common stock. In connection with this offering, the holders of the Series B Convertible Preferred Stock have agreed, contingent upon the closing of this offering, to amend their conversion rights to adjust the conversion price to a price equal to two times the portion of the offering price allocated to the stock component of the units. If the units being offered by this prospectus are sold at the estimated public offering price of $0.75 per unit, and assuming $0.70 of the estimated public offering price per unit is allocated to the common stock, following this offering the conversion price will be $1.40 and the Series B Convertible Preferred Stock will be convertible into approximately 2.14 million shares of common stock. This adjustment to the conversion price will result in a reduction of the net income available for common shareholders of up to approximately $300,000 over the period beginning with the closing of this offering and ending when the Series B Convertible Preferred Stock is converted into common stock. If following this offering we were to issue common stock, or rights to acquire common stock, at a price less than the Series B Convertible Preferred Stock conversion price then in effect, the antidilution provisions of the Series B Convertible Preferred Stock would require a further increase in the number of shares of our common stock issuable upon conversion, subject to the limitation that the conversion price cannot, by reason of the issuance of common stock, or rights to acquire common stock, at a price less than the conversion price then in effect, decrease to less than the price equal to the portion of the public offering price of the units sold in this offering allocated to the common stock component.

      Under the terms of the Series B Convertible Preferred Stock, if we make an antidilution adjustment to the number of shares issuable upon conversion of the Series B Convertible Preferred Stock, we are required to list the additional shares on the American Stock Exchange. Under the rules of the American Stock Exchange, we may be required to obtain stockholder approval for the issuance of the additional shares as a condition to the listing of the additional shares. If, within 90 days after the completion of this offering, we do not obtain shareholder approval for the issuance of the additional shares of common stock, the terms of the Series B Convertible Preferred Stock require that we make a cash payment to the holders of the Series B Convertible Preferred Stock. If the units being offered by this prospectus are sold at the estimated public offering price of $0.75 per unit, the amount of this cash payment would be approximately $1.3 million.

      The Series B Convertible Preferred Stock automatically converts, at the conversion price then in effect, into common stock on the earlier to occur of (i) July 3, 2004 and (ii) such date on which the market value of our common stock has exceeded $4.00 per share for a period of 20 consecutive trading days. In connection with this offering, the holders of the Series B Convertible Preferred Stock have agreed to amend the automatic conversion date to the earlier to occur of (i) July 3, 2006 and (ii) such date on which the market value of our common stock has exceeded $4.00 per share for a period of 20 consecutive trading days.

      Dividends. Holders of Series B Convertible Preferred Stock are entitled to semi-annual dividends on each share of Series B Convertible Preferred Stock, payable at the annual rate of 7.0% of their liquidation value (currently $1,000 per share) on January 15 and July 15. At our election, we may pay the dividends either in cash or in shares of our common stock.

      Liquidation. In the event of a liquidation, dissolution or winding-up of the company, the holders of Series B Convertible Preferred Stock are entitled to receive, prior to any distributions to the holders of common stock, their liquidation value (currently ($1,000 per share, but subject to adjustment for stock dividends, stock splits, combinations, recapitalizations or the like), plus all accrued and unpaid dividends.

      Voting Rights. Each share of Series B Convertible Preferred Stock entitles the holder to one vote for each share of common stock into which the shares of Series B Convertible Preferred Stock is then convertible. The holders of Series B Convertible Preferred Stock are entitled to vote, together as a single class with the holders of shares of common stock, on all matters submitted to a vote of the company’s stockholders, including the election of directors. In addition, without the affirmative vote or consent of the holders of the Series B Convertible Preferred Stock, we may not take any of the following actions:

•	amend or otherwise alter the certification of designation of the Series B Convertible Preferred Stock in any manner that adversely affects the absolute or relative rights, powers, preferences, privileges or voting rights given to the Series B Convertible Preferred Stock;

•	amend or otherwise alter our certificate of incorporation, bylaws or other charter documents so as to adversely affect the absolute or relative powers, preferences or rights of the Series B Convertible Preferred Stock;

•	increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series B Convertible Preferred Stock;

•	sell all or substantially all of our assets to a non-affiliate;

•	transfer any of our material assets or an interest in any of our material assets to an affiliate or a person who will be an affiliate after the transfer (other than an affiliate that is wholly-owned by the company) in connection with a sale of securities by any such affiliate to a person other than a strategic investor;

•	avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by us under the certificate of designation of the Series B Convertible Preferred Stock; or

•	enter into any agreement with respect to the foregoing.

      Redemption. In the event that any of the following events occurs, a holder of Series B Convertible Preferred Stock is entitled to require the company to redeem the holder’s shares at a redemption price per share equal to, at the option of the holder, either (i) the stated value of $1,000 per share or (ii) the market price of the common stock multiplied by the number of shares of common stock into which one share of Series B Convertible Preferred Stock is then convertible:

•	we refuse to convert the Series B Convert Preferred Stock upon the request of a holder thereof or we fail to deliver a certificate representing the shares of common stock to be issued upon conversion thereof;

•	we fail to keep effective the registration statement that we filed to register the resale of the shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock;

•	our common stock is no longer listed on the American Stock Exchange;

•	we transfer any of our material assets or an interest in any of our material assets to an affiliate or a person who will be an affiliate after the transfer (other than an affiliate that is wholly-owned by the company) in connection with a sale of securities by any such affiliate to a person other than a strategic investor; or

•	a “change of control” as defined by the terms of the Series B Convertible Preferred stock occurs.

Redeemable Stock Purchase Warrants

      Each redeemable stock purchase warrant entitles the holder to purchase one share of our common stock at a price equal to 120% of the per unit public offering price. The number of shares of our common stock issuable upon exercise of the redeemable stock purchase warrants and the exercise price are subject to adjustment in the event of certain limited circumstances, including stock splits and stock dividends that affect the number of outstanding shares of our common stock. The redeemable stock purchase warrants may be exercised at any time during the period beginning on the date on which the common stock and redeemable stock purchase warrant that constitute a unit begin to trade separately and ending on the fifth anniversary of the closing date of this offering.

      We may redeem the redeemable stock purchase warrants at a redemption price of $0.001 per warrant, on not less than 30 days’ prior written notice, if the last sales price of our common stock has been at least 200% of the then-current exercise price of the warrants for any 20 consecutive trading day period ending within not more than 15 trading days prior to the date on which the redemption notice is given.

      The redeemable stock purchase warrants will be issued pursuant to a warrant agreement among us, Roan/ Meyers Associates, L.P. and American Stock Transfer and Trust Company, as warrant agent. The shares of our common stock underlying the redeemable stock purchase warrants have been duly authorized and, when issued upon exercise of the warrants, will be fully paid and non-assessable.

Other Warrants

      We have issued warrants to purchase shares of our common stock in connection with various financings and other strategic transactions. The following table shows purchase warrants outstanding as of September 30, 2002, all of which are currently exercisable:

Class Warrant	Expiration	Exercise Price		Underlying Shares

Class A	March 2005	$7.50 per share		3,512,512
Class C	March 2005	$3.30 per share		122,000
Class D	March 2005	$7.50 per share		122,000
Class E	July 2006	$2.50 per share	(1)	750,000
Class F	July 2006	$3.00 per share	(1)	375,000
Warrant	April 2005	$7.80 per share		10,000
Warrant	July 2005	$5.00 per share		50,000
Warrant	July 2006	$2.00 per share		150,000
Warrant	August 2007	$3.00 per share		150,000

TOTAL				5,241,512

(1)	The exercise price will be reduced in connection with the offering contemplated by this prospectus to a price equal to two times the portion of the offering price allocated to the common stock component of the units.

      Class A Warrants. The Class A Warrants have a five-year term and are exercisable to purchase an aggregate of 3,512,512 shares of our common stock at an exercise price of $7.50 per share. We may redeem the Class A Warrants at a redemption price of $0.10 per warrant if the average market price of the common stock exceeds $4.50 per share for 20 consecutive trading days. The Class A Warrants have certain anti-dilution protection and registration rights.

      Class C Warrants. The Class C Warrants have a five-year term and are exercisable to purchase an aggregate of 122,000 shares of our common stock at an exercise price of $3.30 per share. The Class C Warrants are not redeemable. The Class C Warrants have certain anti-dilution protection and registration rights.

      Class D Warrants. The Class D Warrants have a five-year term and are exercisable to purchase an aggregate of 122,000 shares of our common stock at an exercise price of $7.50 per share. The Class D

Warrants are not redeemable. The Class D Warrants have certain anti-dilution protection and registration rights.

      Class E Warrants. The Class E Warrants have a five-year term and are exercisable to purchase an aggregate of 750,000 shares of our common stock at an exercise price of $2.50 per share. The Class E Warrants have certain anti-dilution protection, which entitle the holders to an adjustment of the exercise price under certain circumstances. In connection with this offering, the holders of the Class E Warrants have agreed, contingent upon the closing of this offering, to amend the Class E Warrants to adjust the exercise price to a price equal to two times the portion of the offering price allocated to the common stock component of the units. The company is required to redeem the Class E Warrants under certain circumstances at a redemption price based on the trading price of our common stock over a ten-day period. The company may redeem the Class E Warrants at a redemption price of $0.10 per warrant if (i) the closing price of our common stock is greater than $5.00 for 20 consecutive trading days or (ii) the unexercised Class E Warrants represent less than 5% of the common stock that was issuable upon exercise of all Class E Warrants originally issued.

      Class F Warrants. The Class F Warrants have a five-year term and are exercisable to purchase an aggregate of 375,000 shares of our common stock at an exercise price of $3.00 per share. The Class F Warrants have certain anti-dilution protection, which entitle the holders to an adjustment of the exercise price under certain circumstances. In connection with this offering, the holders of the Class F Warrants have agreed, contingent upon the closing of this offering, to amend the Class F Warrants to adjust the exercise price to a price equal to two times the portion of the offering price allocated to the common stock component of the units. The company is required to redeem the Class F Warrants under certain circumstances at a redemption price based on the trading price of our common stock over a ten-day period. The company may redeem the Class F Warrants at a redemption price of $0.10 per warrant if (i) the closing price of our common stock is greater than $6.00 for 20 consecutive trading days, or (ii) the unexercised Class F Warrants represent less than 5% of the common stock that was issuable upon exercise of all Class F Warrants originally issued.

Options

      As of September 30, 2002, there were outstanding options to acquire 231,545 shares of common stock, at exercise prices ranging from $1.26 to $7.63 per share, issued under the 1992 Directors’ Stock Option Plan, and options to acquire 2,676,630 shares of common stock, at exercise prices ranging from $1.45 to $30.00 per share, issued under the 1992 Stock Option Plan, our stock option plan for employees.

Anti-takeover Effects of Provisions of Our Charter, Our By-Laws and Delaware Law

      General. Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of and the policies formulated by our board of directors. In addition, provisions of Delaware law may hinder or delay an attempted takeover of the company other than through negotiation with our board of directors. These provisions could have the effect of reducing the price of our common stock and discouraging attempts to acquire the company or remove incumbent management even if some or a majority of our stockholders believe this action to be in their best interest, including attempts that might result in the stockholders’ receiving a premium over the market price for their shares of common stock.

      Classified Board of Directors. Our certificate of incorporation provides for the division of our board of directors into three classes of directors serving staggered three-year terms. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management.

      Stockholders Meetings. Under our certificate of incorporation and bylaws, special meetings of stockholders, unless otherwise prescribed by statute, may be called only by our board of directors or president. Our certificate of incorporation provides that any action required or permitted to be taken by stockholders may be taken only at a duly called annual or special meeting of the stockholders. These provisions could have the effect of delaying, until the next stockholders meeting, stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as approving a merger or removing directors) only at a duly called stockholders meeting, and not by written consent.

      Section 203 of Delaware Law. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions could have the effect of delaying, deferring or preventing a change in control of Antex or reducing the price that investors might be willing to pay in the future for shares of our common stock.

Registration Rights

      Pursuant to a registration rights agreement with the purchasers of our Series B Convertible Preferred Stock, Class E Warrants and Class F Warrants, we are required to register for resale the shares of our common stock issuable upon conversion of their Series B Convertible Preferred Stock and the exercise of the Class E Warrants and Class F Warrants. All of the 2,625,000 shares of our common stock that currently are issuable upon conversion of their Series B Convertible Preferred Stock and the exercise of the Class E Warrants and Class F Warrants are registered for resale. We also have issued 170,295 shares of common stock as dividends on the Series B Convertible Preferred Stock, none of which has been registered for resale, but which we are obligated to register for resale at a future time. Upon the completion of this offering, we will be obligated to register for resale the additional shares of common stock that will become issuable upon the conversion of the Series B Convertible Preferred Stock by reason of this offering. See “Description of Capital Stock — Preferred Stock — Conversion.”

      We have granted certain “piggy-back” registration rights to the holders of the shares of common stock issuable upon the exercise of the Class A, Class C and Class D Warrants and the unclassified warrants listed in the table above.

Transfer Agent, Registrar and Warrant Agent

      The transfer agent and registrar for our common stock, including the shares of common stock included in the units offered by this prospectus and the common stock issuable upon the exercise of the redeemable stock purchase warrants included in the units offered by this prospectus, is the American Stock Transfer & Trust Company. We intend to have American Stock Transfer & Trust Company also act as the transfer agent and registrar for the units and the redeemable stock purchase warrants, as well as the warrant agent for the redeemable stock purchase warrants.

Listing

      Our common stock is listed on the American Stock Exchange under the symbol ANX. We intend to apply to have the units and the redeemable stock purchase warrants approved for separate listing on the American Stock Exchange under the trading symbols ANX.U and ANX.W, respectively.

SHARES ELIGIBLE FOR FUTURE SALE

      At September 30, 2002, we had outstanding 12,407,795 shares of common stock, all of which are either freely tradeable without restriction under the Securities Act of 1933 or are covered by an effective resale registration statement under the Securities Act of 1933, except that any of these shares held by affiliates of the company will be subject to the resale limitations of Rule 144 under the Securities Act. All of the shares of common stock included in the units we are offering by this prospectus and, provided that we maintain the effectiveness of the registration statement to which this prospectus relates and a current prospectus, all of the shares of common stock issuable upon the exercise of the redeemable stock purchase warrants included in the units we are offering by this prospectus will be freely tradeable without restriction under the Securities Act, except that any of these shares held by affiliates of the company will be subject to the resale limitations of Rule 144 under the Securities Act.

      At September 30, 2002, we had outstanding 3,000 shares of Series B Convertible Preferred Stock. As a consequence of this offering, the shares of common stock into which the Series B Convertible Preferred Stock will be convertible will increase from 1,500,000 to approximately 2,000,000, of which 1,500,000 shares have been registered for resale under the Securities Act, and therefore upon issuance will be freely tradeable under the Securities Act, except that any of these shares held by affiliates of the company will be subject to the resale limitations of Rule 144 under the Securities Act. Under the registration rights agreement that we have entered into with the holders of the Series B Convertible Preferred Stock, we are obligated to register for resale the balance of the shares issuable upon the conversion of the Series B Convertible Preferred Stock, but until such time as the registration statement is effective, any unregistered shares issued upon conversion will be “restricted securities” within the meaning of Rule 144 under the Securities Act.

      At September 30, 2002, we had outstanding warrants for the purchase of an aggregate of 5,241,512 shares of our common stock, of which 4,637,512 shares have been registered for resale under the Securities Act. Accordingly, if all of these warrants were exercised, of the shares of common stock issued upon exercise, 4,637,512 shares of common stock will be freely tradeable under the Securities Act, except that any of these shares held by affiliates of the company will be subject to the resale limitations of Rule 144 under the Securities Act. The balance of the shares issuable upon the exercise of the warrants, if and when issued, will be “restricted securities” within the meaning of Rule 144 under the Securities Act.

      We filed registration statements under the Securities Act registering an aggregate of 9,200,000 shares of our common stock for sale upon the exercise of stock options granted under our 1992 Directors’ Stock Option Plan and our 1992 Stock Option Plan. These registration statements permit the resale of shares issued to persons who are not affiliates of the company without restriction under the Securities Act. At September 30, 2002, stock options to purchase an aggregate of 2,908,175 shares of common stock were outstanding under the 1992 Directors’ Stock Option Plan and the 1992 Stock Option Plan. Accordingly, if all of these options were exercised, all of the shares of common stock issued upon exercise will be freely tradeable under the Securities Act, except that any of these shares held by affiliates of the company will be subject to the resale limitations of Rule 144 under the Securities Act.

      In general, under Rule 144, as currently in effect, any person who beneficially owns restricted securities for at least one year is entitled to sell, within any three-month period, the number of such shares that does not exceed the greater of (i) 1% of our then outstanding shares of common stock and (ii) the average weekly trading volume of our common stock during the four calendar weeks immediately preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 also are subject to certain requirements relating to the manner of sale and the availability of current public information about us, as well as the filing with the Securities and Exchange Commission of a notice of intent to sell. A person who is not an affiliate of the company at any time during the 90 days immediately preceding a sale of restricted securities and who has owned the restricted securities for at least two years, may sell the shares under Rule 144(k) without regard to the requirements described above.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, the underwriters named below through their representative Roan/ Meyers Associates, L.P., have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of Units set forth opposite their names at the public offering price less the underwriting discount and commission set forth on the cover page of this prospectus below:

Number of
Underwriter	Units

Roan/ Meyers Associates, L.P.

      The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the units offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the units offered by this prospectus if any units are taken except for those covered by the overallotment option. These conditions include requirements that no “stop order” is in effect and that no proceedings for such purpose be instituted or threatened by the Securities and Exchange Commission.

      Roan/ Meyers Associates, L.P. has informed us that the underwriters proposes to offer the units directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $[          ] per unit under the public offering price. Any underwriter may allow, and such dealers may re-allow, a concession not in excess of $[          ] per unit to other dealers including the underwriter. After the initial offering of the units, the offering price and other selling terms may from time to time be changed by Roan/ Meyers Associates, L.P.

      We have granted to the underwriters an option exercisable for 45 days from the date of this prospectus, to purchase an aggregate of 1,200,000 additional units at the public offering price set forth on the cover page hereof, less the underwriting discount and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the units offered hereby. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional units as the number set forth next to such underwriter’s name in the preceding table bears to the total number of units set forth next to the names of all underwriters in the preceding table.

      We have also agreed to sell to Roan/ Meyers Associates, L.P. a unit purchase option to purchase 10% of the number of units sold in this offering (not including the possible exercise of the over-allotment option). The sale price of the unit purchase option is equal to the number of units purchased multiplied by $.001. The unit purchase option is exercisable for a four-year period, beginning one year from the date of effectiveness of the registration statement to which this prospectus relates, to purchase the underlying units at a per unit exercise price equal to 120% of the initial offering price of the units. The exercise price and the number of shares of common stock issuable upon the exercise of the unit purchase option are subject to adjustment in the event of stock splits, stock dividends and certain reorganizations. The unit purchase option is not transferable for one year following the effective date, except to other underwriters (or members of the selling group and/or their officers or partners), an individual who is an officer or partner of an underwriter or by will or the laws of descent and distribution. The unit purchase option is not redeemable by us. We have granted to the holders of the unit purchase option (i) certain contingent “demand” registration rights for the shares of common stock included in the units underlying the unit purchase option and (ii) certain contingent “piggy-back” registration rights for the shares of common stock issuable upon the exercise of the redeemable stock purchase warrants included in the units underlying the unit purchase option.

      The holders of the unit purchase option will have, in that capacity, no voting, dividend or other shareholder rights. Any profit realized by Roan/ Meyers Associates, L.P. on the sale of the securities issuable upon exercise of the unit purchase option may be deemed to be additional underwriting compensation. The shares of common stock underlying the unit purchase option are being registered on this registration statement. During the term of the unit purchase option, the holders thereof are given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while the unit purchase option is outstanding. At any time at which the Roan/ Meyers Associates, L.P. unit purchase option is likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

      We have also paid in advance to Roan/ Meyers Associates, L.P. $125,000 to cover their expenses in connection with this offering, which advance is to be applied to the non-accountable expense allowance equal to 3% of the gross proceeds of the offering (including proceeds from the sale, if any, of the over-allotment option securities) which we are required to pay to Roan/ Meyers Associates, L.P. in connection with the offering.

      We have agreed, in connection with the exercise of the redeemable stock purchase warrants pursuant to solicitation, to pay to Roan/Meyers Associates, L.P. fee of 5% of the exercise price for each redeemable stock purchase warrant exercised; provided, however, that Roan/Meyers Associates, L.P. will not be entitled to receive such compensation in warrant exercise transactions in which (i) the market price of common stock at the time of exercise is lower than the exercise price of the warrants; (ii) the warrants are held in any discretionary account; (iii) disclosure of compensation arrangements is not made, in addition to the disclosure provided in this prospectus, in documents provided to holders of warrants at the time of exercise; (iv) the holder of the warrants has not confirmed in writing that Roan/Meyers Associates, L.P. solicited such exercise; or (v) the solicitation of exercise of the warrants was in violation of Regulation M promulgated under the Securities Exchange Act. In addition, unless granted an exemption by the Securities and Exchange Commission from Regulation M, Roan/Meyers Associates, L.P. will be prohibited from engaging in any market making activities or solicited brokerage activities until the later of the termination of such solicitations activity or the termination by waiver or otherwise of any right Roan/Meyers Associates, L.P. may have to receive a fee for the exercise of the warrants following such solicitation. Such a prohibition, while in effect, could impair the liquidity and market price of the securities offered pursuant to the offering.

      We have also agreed to enter into a consulting agreement with Roan/ Meyers Associates, L.P. pursuant to which we will employ the firm as a financial consultant for 24 months with a monthly fee of $6,500.

      Each of our directors and officers has agreed that, without the prior written consent of Roan/ Meyers Associates, L.P. on behalf of the underwriters, he will not, during the period ending nine months after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Unit or any securities convertible into or exercisable or exchangeable for our common stock, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described above is to be settled by delivery of our common stock or other securities, in cash or otherwise.

      In order to facilitate the offering of the units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the units. Specifically, the underwriters may sell more securities than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of units available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing units in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of the units compared to the price available under the over-allotment option. The underwriters may also sell the units in excess of the over-allotment option, creating an uncovered short position. The underwriters must close out any uncovered short position by purchasing shares in the open market. We have been advised by Roan/ Meyers Associates, L.P. that an uncovered short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, the common stock or warrants in the open market to stabilize the price of the unit. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the units in the offering, if the syndicate repurchases previously distributed the units to cover syndicate short positions or to stabilize the price of the unit. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

      Prior to this offering, while there has been a public market for our common stock, there has been no public market for the redeemable stock purchase warrants or the units. Consequently, the public offering price of the units was negotiated among us and the representative of the underwriters. Among the factors considered in determining the public offering price of the units were the prevailing market price of our common stock and, as related to the valuation of the warrants, the terms of the warrants as well as the following factors:

•	the history and prospects of our business and the industry in which we compete;

•	an assessment of our management and the present state of our development;

•	prevailing market conditions in the U.S. economy and the industry in which we compete; and

•	estimates of our business potential.

      The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the units. That price is subject to change as a result of market conditions and other factors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

      As permitted by the Delaware General Corporation Law (the “DGCL”), Article Eighth of the company’s certificate of incorporation provides that no director of the company shall be personally liable to the company or to its stockholders for monetary damages for breach of fiduciary duty as a director, other than:

•	for any breach of the director’s duty of loyalty to the company or its stockholders,

•	for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law,

•	the payment of an unlawful dividend or an unlawful stock repurchase or redemption in violation of Section 174 of the DGCL, or

•	for any transaction from which the director derived an improper personal benefit.

      Under the DGCL, a corporation is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer, director, employee or agent of the corporation or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding:

•	if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and

•	in the case of a criminal proceeding, the person had no reasonable cause to believe that his conduct was unlawful.

      A corporation also is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to obtain a judgment in its favor by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, provided that no such indemnification is permitted with respect to any claim, issue or matter as to which the person is found liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines the person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper.

      Under Delaware law, a corporation must indemnify any present or former director or officer of the corporation who is successful on the merits or otherwise in the defense of any action, suit or proceeding against expenses actually and reasonably incurred by such person. Expenses incurred by an officer or director as deemed appropriate by the board of directors, in defending civil, criminal, administrative or investigative proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation. Expenses incurred by former officers and directors or other employees or agents in defending such proceedings may be paid upon terms deemed appropriate by the corporation.

      Article Thirteenth of the company’s certificate of incorporation requires the company to indemnify, to the fullest extent permitted by the DGCL, as amended from time to time, any person who is, was, or has agreed to become a director or officer of the company against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person, including liabilities arising under the Securities Act of 1933.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

      The company also maintains, at its expense, a policy of insurance that insures its directors and officers, subject to certain exclusions or deductions that are usual in such insurance policies, against certain liabilities that may be incurred in those capacities, including liabilities arising under the Securities Act of 1933.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Covington & Burling, Washington, D.C. Morrison Cohen Singer and Weinstein, LLP has acted as counsel to the underwriters in connection with this offering.

EXPERTS

      Eisner LLP (formerly known as Richard A. Eisner & Company, LLP), independent auditors, have audited our financial statements at December 31, 2001 and 2000, and for each of the years then ended, and the cumulative amounts presented for the period from August 3, 1991 (inception) to December 31, 2001, as set forth in their reports thereon. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Eisner LLP’s reports, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy these documents at the SEC’s public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C., 20549, and at the SEC’s Northeast Regional Office at 233 Broadway, New York, NY 10279, and at the Midwest Regional Office at 500 West Madison Street, Chicago, IL 60611. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at (800) SEC-0330. You may also obtain, upon payment of a duplicating fee, copies of our SEC filings by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings also are accessible through the Internet at the SEC’s web site at http://www.sec.gov.

ANTEX BIOLOGICS INC.

INDEX TO FINANCIAL STATEMENTS

Page

Audited Financial Statements:

Report of Independent Accountants	F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000	F-3

Consolidated Statements of Operations for the years ended December 31, 2001 and 2000 and for the period August 3, 1991 (inception) to December 31, 2001	F-4

Consolidated Statements of Stockholders’ Equity (Deficit) for each of the years for the period August 3, 1991 (inception) to December 31, 2001	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2001 and 2000 and for the period August 3, 1991 (inception) to December 31, 2001	F-7

Notes to Consolidated Financial Statements	F-8

Unaudited Condensed Financial Statements:

Unaudited Condensed Consolidated Balance Sheet as of September 30, 2002 and 2001	F-18

Unaudited Condensed Consolidated Statements of Operations for the three-and nine-month periods ended September 30, 2002 and 2001 and for the period August 3, 1991 (inception) to September 30, 2002	F-19

Unaudited Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2002 and 2001 and for the period August 3, 1991 (inception) to September 30, 2002	F-21

Notes to Unaudited Condensed Consolidated Financial Statements	F-22

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders
Antex Biologics Inc.
Gaithersburg, Maryland

      We have audited the accompanying consolidated balance sheet of Antex Biologics Inc. (a development stage enterprise) and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended and the cumulative amounts presented for the period from August 3, 1991 (inception) to December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Antex Biologics Inc. and subsidiary as of December 31, 2001 and 2000 and the consolidated results of their operations and their consolidated cash flows for the years then ended and the period from August 3, 1991 (inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP (formerly known as RICHARD A. EISNER & COMPANY, LLP)

New York, New York
February 8, 2002

ANTEX BIOLOGICS INC.

(a development stage enterprise)

CONSOLIDATED BALANCE SHEETS

	December 31

	2001	2000

ASSETS

Current assets:

Cash and cash equivalents	$7,119,354	$10,876,186

Accounts and other receivables	587,384	53,332

Prepaid expenses	109,659	96,015

Total current assets	7,816,397	11,025,533

Property and equipment, net	706,741	790,973

Restricted cash and other assets	173,891	173,891

Total assets	$8,697,029	$11,990,397

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable and accrued expenses	$813,039	$453,324

Deferred revenue	839,567	604,756

Deferred gain on sale of equipment, current portion	49,590	49,590

Total current liabilities	1,702,196	1,107,670

Deferred rent, gain on sale of equipment and other	150,245	70,294

Total liabilities	1,852,441	1,177,964

Series B Convertible Preferred Stock, $.01 par value; $1,000 per share stated and liquidation value; 8,000 shares authorized; 3,000 shares issued and outstanding; none in 2000	639,679	—
Commitments and contingencies

Stockholders’ equity:

Preferred stock, $.01 par value; 5,000,000 shares authorized; Series A Convertible Preferred Stock — none issued and outstanding; 61,212 in 2000	—	612

Common stock, $.01 par value; 95,000,000 shares authorized; 12,234,680 shares issued and outstanding; 10,992,493 in 2000	122,346	109,925

Additional paid-in capital	37,515,898	35,476,166

Deficit accumulated during the development stage	(31,433,335)	(24,774,270)

Total stockholders’ equity	6,204,909	10,812,433

Total liabilities and stockholders’ equity	$8,697,029	$11,990,397

The accompanying notes are an integral part of these financial statements.

ANTEX BIOLOGICS INC.

(a development stage enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		August 3, 1991
			(Inception) to
	2001	2000	December 31, 2001

Contract revenues	$864,585	$349,612	$17,796,461

Research and development expenses	4,817,507	4,988,913	32,186,318

Selling, general and administrative expenses	3,096,313	2,414,808	17,106,632

	7,913,820	7,403,721	49,292,950

Loss from operations	(7,049,235)	(7,054,109)	(31,496,489)

Interest income	390,170	758,302	2,483,325

Interest expense	—	—	(708,357)

Other	—	—	(1,711,814)

Net loss	(6,659,065)	(6,295,807)	(31,433,335)

Dividend accretion attributable to beneficial conversion feature, and dividends on preferred stock	(1,189,564)	(2,327,500)	(3,517,064)

Net loss applicable to common stockholders	$(7,848,629)	$(8,623,307)	$(34,950,399)

Net loss per common share:

Basic and assuming dilution	$(0.66)	$(0.90)

Weighted average common shares outstanding:

Basic and assuming dilution	11,925,317	9,536,274

The accompanying notes are an integral part of these financial statements.

ANTEX BIOLOGICS, INC.

(a development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Periods from August 3, 1991 (Inception) to December 31, 2001

	Series A Preferred					Deficit
	Stock		Common Stock			Accumulated
					Additional	During the
	Shares	Par Value	Shares	Par Value	Paid-In Capital	Development Stage

Initial capitalization ($.20 per share), as previously reported	—	$—	390,830	$3,908	$74,093	$—

Adjustment to reflect one-for-five reverse split of common shares	—	—	(312,664)	(3,126)	3,126	—

Net loss	—	—	—	—	—	(941,145)

Balance at December 31, 1991.	—	—	78,166	782	77,219	(941,145)

Sale of common stock for cash, January 1992 ($23.05 per share)	—	—	8,686	87	199,913	—

Sale of common stock for cash, February 1992 ($34.50 per share)	—	—	23,160	231	799,769	—

Issuance of common stock for services, March 1992 to July 1992 ($10.00 per share)	—	—	—	—	383,014	—

Conversion of notes payable into preferred stock, September 1992 ($22.40 per share)	22,740	227	—	—	508,882	—

Sale of preferred stock for cash, September 1992 ($22.40 per share)	17,866	179	—	—	400,010	—

Issuance of preferred stock upon exercise of warrants, September 1992 ($9.60 per share)	9,380	94	—	—	89,906	—

Issuance of common stock for cash ($5.00 per share) and services ($5.00 per share), October 1992	—	—	15,000	150	149,850	—

Conversion of preferred stock into common stock, December 1992	(49,986)	(500)	49,986	500	—	—

Sale of common stock and warrants for cash, December 1992 ($24.18 per unit, net of offering costs of $1,396,893 or $5.82 per unit)	—	—	240,000	2,400	5,800,827	—

Net loss	—	—	—	—	—	(2,415,723)

Balance at December 31, 1992.	—	—	414,998	4,150	8,409,390	(3,356,868)

Sale of common stock and warrants for cash, January 1993 ($26.34 per unit, net of offering costs of $131,723 or $3.66 per unit)	—	—	36,000	360	947,917	—

Stock-based compensation	—	—	—	—	64,011	—

Net loss	—	—	—	—	—	(2,725,902)

Balance at December 31, 1993.	—	—	450,998	4,510	9,421,318	(6,082,770)

Net loss	—	—	—	—	—	(3,040,032)

Balance at December 31, 1994.	—	—	450,998	4,510	9,421,318	(9,122,802)

Sale of common stock and warrants for cash, March and April 1995 ($39,972 per unit, net of offering costs of $706,971 or $10,028 per unit)	—	—	2,014,326	20,143	2,797,887	—

Registration costs	—	—	—	—	(107,530)	—

Net loss	—	—	—	—	—	(3,131,059)

Balance at December 31, 1995.	—	—	2,465,324	24,653	12,111,675	(12,253,861)

Issuance of exchange option, May 1996 ($1.85 per share, net of costs of $351,082)	—	—	—	—	979,166	—

Issuance of common stock upon exercise of Class B Warrants and stock options, May to August 1996 ($2.50 per share, net of related costs of $214,811)	—	—	2,030,612	20,306	4,841,413	—

Net income	—	—	—	—	—	535,435

Balance at December 31, 1996.	—	—	4,495,936	$44,959	17,932,254	(11,718,426)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Treasury
	Stock

	Shares	Cost	Total

Initial capitalization ($.20 per share), as previously reported	—	$—	$78,001

Adjustment to reflect one-for-five reverse split of common shares	—	—	—

Net loss	—	—	(941,145)

Balance at December 31, 1991.	—	—	(863,144)

Sale of common stock for cash, January 1992 ($23.05 per share)	—	—	200,000

Sale of common stock for cash, February 1992 ($34.50 per share)	—	—	800,000

Issuance of common stock for services, March 1992 to July 1992 ($10.00 per share)	—	—	383,014

Conversion of notes payable into preferred stock, September 1992 ($22.40 per share)	—	—	509,109

Sale of preferred stock for cash, September 1992 ($22.40 per share)	—	—	400,189

Issuance of preferred stock upon exercise of warrants, September 1992 ($9.60 per share)	—	—	90,000

Issuance of common stock for cash ($5.00 per share) and services ($5.00 per share), October 1992	—	—	150,000

Conversion of preferred stock into common stock, December 1992	—	—	—

Sale of common stock and warrants for cash, December 1992 ($24.18 per unit, net of offering costs of $1,396,893 or $5.82 per unit)	—	—	5,803,227

Net loss	—	—	(2,415,723)

Balance at December 31, 1992.	—	—	5,056,672

Sale of common stock and warrants for cash, January 1993 ($26.34 per unit, net of offering costs of $131,723 or $3.66 per unit)	—	—	948,277

Stock-based compensation	—	—	64,011

Net loss	—	—	(2,725,902)

Balance at December 31, 1993.	—	—	3,343,058

Net loss	—	—	(3,040,032)

Balance at December 31, 1994.	—	—	303,026

Sale of common stock and warrants for cash, March and April 1995 ($39,972 per unit, net of offering costs of $706,971 or $10,028 per unit)	—	—	2,818,030

Registration costs	—	—	(107,530)

Net loss	—	—	(3,131,059)

Balance at December 31, 1995.	—	—	(117,533)

Issuance of exchange option, May 1996 ($1.85 per share, net of costs of $351,082)	—	—	979,166

Issuance of common stock upon exercise of Class B Warrants and stock options, May to August 1996 ($2.50 per share, net of related costs of $214,811)	—	—	4,861,719

Net income	—	—	535,435

Balance at December 31, 1996.	—	—	6,258,787

The accompanying notes are an integral part of these financial statements.

ANTEX BIOLOGICS, INC.

(a development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Periods from August 3, 1991 (Inception) to December 31, 2001

	Series A Preferred					Deficit
	Stock		Common Stock			Accumulated
					Additional	During the
	Shares	Par Value	Shares	Par Value	Paid-In Capital	Development Stage

Issuance of common stock upon exercise of stock options, October 1997	—	$—	125	$1	$428	$—

Net loss	—	—	—	—	—	(442,676)

Balance at December 31, 1997	—	—	4,496,061	44,960	17,932,682	(12,161,102)

Forfeiture of escrowed shares, May 1998	—	—	(58,332)	(583)	583	—

Cashless exercise of Placement Agent’s unit purchase option, September 1998 ($121,430 per unit)	—	—	1,409,742	14,097	2,981,577	—

Issuance of common stock for services, October 1998 ($1.45 per share)	—	—	10,000	100	14,400	—

Net loss	—	—	—	—	—	(2,833,687)

Balance at December 31, 1998	—	—	5,857,471	58,574	20,929,242	(14,994,789)

Exercise of exchange option, September 1999	—	—	719,053	7,191	(7,191)	—

Issuance of amended and restated warrant, September 1999	—	—	—	—	502,540	—

Cancellation of treasury stock, September 1999	—	—	(684,726)	(6,847)	(1,277,013)	—

Net loss	—	—	—	—	—	(3,483,674)

Balance at December 31, 1999	—	—	5,891,798	58,918	20,147,578	(18,478,463)

Issuance of common stock upon exercise of stock options	—	—	38,081	380	70,513	—

Sale of preferred stock, common stock, and warrants for cash, March 2000 ($3.30 per unit, net of related costs of $312,453)	44,545	445	3,743,573	37,436	14,943,457	—

Consulting expense in connection with warrants issued (April and August 2000)	—	—	—	—	234,760	—

Cashless exercise of SmithKline’s warrant, May 2000 ($1.85 per warrant)	—	—	773,154	7,732	1,422,603	—

Cancellation of treasury stock, July 2000	—	—	(74,113)	(741)	(1,429,594)	—

Issuance of common stock for warrants, August 2000	—	—	620,000	6,200	(6,200)	—

Issuance of preferred stock as compensation in private placement, August 2000	16,667	167	—	—	(167)	—

Stock-based compensation	—	—	—	—	93,216	—

Net loss	—	—	—	—	—	(6,295,807)

Balance at December 31, 2000	61,212	612	10,992,493	109,925	35,476,166	(24,774,270)

Issuance of common stock upon exercise of options	—	—	17,945	179	39,123	—

Conversion of Series A convertible preferred stock	(61,212)	(612)	1,224,242	12,242	600,870	—

Sale of series B convertible preferred stock (allocated portion), net	—	—	—	—	2,420,947	—

Dividend accretion attributable to beneficial conversion feature					(1,084,564)

Stock-based compensation					125,780	—

Registration costs					(62,424)

Net loss	—	—	—	—	—	(6,659,065)

Balance at December 31, 2001	—	$—	12,234,680	$122,346	$37,515,898	$(31,433,335)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Treasury Stock

	Shares	Cost	Total

Issuance of common stock upon exercise of stock options, October 1997	—	$—	$429

Net loss	—	—	(442,676)

Balance at December 31, 1997	—	—	5,816,540

Forfeiture of escrowed shares, May 1998	—	—	—

Cashless exercise of Placement Agent’s unit purchase option, September 1998 ($121,430 per unit)	684,726	(1,283,860)	1,711,814

Issuance of common stock for services, October 1998 ($1.45 per share)	—	—	14,500

Net loss	—	—	(2,833,687)

Balance at December 31, 1998	684,726	(1,283,860)	4,709,167

Exercise of exchange option, September 1999	—	—	—

Issuance of amended and restated warrant, September 1999	—	—	502,540

Cancellation of treasury stock, September 1999	(684,726)	1,283,860	—

Net loss	—	—	(3,483,674)

Balance at December 31, 1999	—	—	1,728,033

Issuance of common stock upon exercise of stock options	—	—	70,893

Sale of preferred stock, common stock, and warrants for cash, March 2000 ($3.30 per unit, net of related costs of $312,453)	—	—	14,981,338

Consulting expense in connection with warrants issued (April and August 2000)	—	—	234,760

Cashless exercise of SmithKline’s warrant, May 2000 ($1.85 per warrant)	74,113	(1,430,335)	—

Cancellation of treasury stock, July 2000	(74,113)	1,430,335	—

Issuance of common stock for warrants, August 2000	—	—	—

Issuance of preferred stock as compensation in private placement, August 2000	—	—	—

Stock-based compensation	—	—	93,216

Net loss	—	—	(6,295,807)

Balance at December 31, 2000	—	—	10,812,433

Issuance of common stock upon exercise of options	—	—	39,302

Conversion of Series A convertible preferred stock	—	—	612,500

Sale of series B convertible preferred stock (allocated portion), net	—	—	2,420,947

Dividend accretion attributable to beneficial conversion feature			(1,084,564)

Stock-based compensation	—	—	125,780

Registration costs			(62,424)

Net loss	—	—	(6,659,065)

Balance at December 31, 2001	—	$—	$6,204,909

The accompanying notes are an integral part of these financial statements.

ANTEX BIOLOGICS INC.

(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		August 3, 1991
			(Inception) to
	2001	2000	December 31, 2001

OPERATING ACTIVITIES

Net loss	$(6,659,065)	$(6,295,807)	$(31,433,335)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization of property and equipment, net of amortization of deferred gain on sale/leaseback and equipment	239,733	196,724	861,103

Amortization of deferred credits	(16,465)	(28,236)	(488,352)

Other expenses	—	—	1,711,814

Writedown of construction in progress	—	—	174,400

Stock-based compensation	125,780	327,976	1,501,930

Changes in operating assets and liabilities:

Accounts and other receivables	(534,052)	51,434	(587,384)

Prepaid expenses	(13,644)	(33,928)	6,583

Other assets	—	—	(27,291)

Accounts payable, accrued expenses and other liabilities	505,722	156,153	552,038

Deferred revenue	234,811	46,600	839,567

Due from affiliate	—	—	420,448

Net cash used in operating activities	(6,117,180)	(5,579,084)	(26,468,479)

INVESTING ACTIVITIES

Purchase of property and equipment	(205,091)	(303,236)	(1,688,416)

Increase in restricted cash	—	—	(146,600)

Net cash used in investing activities	(205,091)	(303,236)	(1,835,016)

FINANCING ACTIVITIES

Net proceeds from sales of common stock and warrants and the exchange option	—	14,981,338	26,587,508

Net proceeds from exercise of warrants and stock options	39,302	70,893	4,972,343

Registration costs	(62,424)	—	(62,424)

Proceeds from sale and leaseback agreement	—	—	2,164,792

Principal repayments on sale and leaseback agreement	—	—	(2,164,792)

Proceeds from issuance of notes payable	—	—	500,000

Net proceeds from sale of preferred stock and warrants	2,588,561	—	2,988,750

Net cash provided by financing activities	2,565,439	15,052,231	34,986,177

Net (decrease) increase in cash and cash equivalents	(3,756,832)	9,169,911	6,682,682

Cash and cash equivalents at beginning of period	10,876,186	1,706,275	436,672

Cash and cash equivalents at end of period	$7,119,354	$10,876,186	$7,119,354

Supplemental cash flow disclosures:

Cashless exercise of common stock options and warrants	$—	$1,430,335	$4,426,009

Notes payable and accrued interest converted to preferred stock	—	—	509,109

Conversion of convertible preferred stock into common stock	612,500	—	612,500

Sale and leaseback of property and equipment	—	—	2,099,175

Capitalized equipment	—	—	247,957

Interest paid	—	—	699,248

The accompanying notes are an integral part of these financial statements.

ANTEX BIOLOGICS INC.

(a development stage enterprise)

Notes to Consolidated Financial Statements

1.     Organization

      Antex Biologics Inc. (“Antex” or the “Company”) is a biopharmaceutical company committed to developing and marketing new products to prevent and treat chronic bacterial infections and related diseases. The Company is devoting substantially all its resources to research and product development (including preclinical and clinical development) and has no product sales. As such, the Company is considered to be in the development stage.

      The Company has raised funds from investors and other financing from its strategic alliances to sustain its research and product development activities, including gross proceeds of $3,000,000 in 2001. However, based on the operating cash requirements and capital expenditures expected for 2002 and 2003, the Company believes that it will require additional funding to continue its current level of operations beyond 2002. Possible sources of funds include additional or expanded strategic alliances, additional equity or debt public offerings and/or private placements, proceeds from the exercise of outstanding options and warrants, and additional grants and contracts. While the Company previously has been able to raise additional capital, there can be no assurance that it will be able to raise sufficient capital to continue its operations beyond 2002. If the Company is unable to obtain sufficient financing or generate sufficient revenues, the Company will be required to reduce or cease operations, or consider entering into a business combination transaction that would involve the merger or sale of the Company.

2.     Summary of Significant Accounting Policies

Basis and Preparation of Consolidated Financial Statements

      The consolidated financial statements include the accounts of Antex and its wholly owned subsidiary, Antex Pharma Inc. All material transactions and accounts between the consolidated entities have been eliminated in consolidation.

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management periodically assesses and evaluates those estimates and assumptions. Actual results could differ from those estimates.

      Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 presentation. In July 2000, the Company implemented a one-for-five reverse stock split (the “Reverse Stock Split”). Earnings per share and related share data have been restated to reflect the impact of the Reverse Stock Split.

Revenue Recognition

      Antex recognizes revenues on long-term grants and contracts using the percentage of completion method of accounting. Pursuant to these contracts, revenue is recognized based on actual costs incurred in relation to total estimated costs to complete the contract. To the extent that estimated costs of completion are adjusted, revenue recognized from a particular contract will be affected in the period of the adjustment. Anticipated contract losses are recognized as they become known. Cash payments received in advance of revenue being recognized are deferred on the balance sheet.

      The Company recognizes reimbursements from its various strategic alliances as revenues when the related expenses are incurred by the Company. Milestone payments are recognized as revenue when the milestone is achieved and the revenue is earned.

ANTEX BIOLOGICS INC.
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Research and Development Costs

      Research and development costs are expensed as incurred.

Stock-Based Compensation

      Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), requires companies to (i) recognize as expense the fair value of all stock-based awards or (ii) continue to apply the provision of Accounting Principals Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and provide pro forma operating results and pro forma per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provision of APB 25 and provide the pro forma disclosure in accordance with the provisions of SFAS 123.

Income Taxes

      The Company recognizes income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a tax rate change on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Valuation allowances are used to reduce net deferred tax assets to the amount considered more likely than not to be realized. Changes in estimates of future taxable income can materially change the amount of such valuation allowances.

Earnings (Loss) Per Share and Comprehensive Income (Loss)

      Earnings (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Earnings (loss) per common share assuming dilution is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares and potentially dilutive shares outstanding during the period. In 2001, the Company excluded 2,875,483 and 4,941,512 shares, respectively, related to outstanding stock options and stock purchase warrants, and 1,500,000 potentially dilutive shares relating to the assumed conversion of its Series B Convertible Preferred Stock because they are anti-dilutive.

      The Company does not have items of comprehensive income (loss) other than net loss.

Cash and Cash Equivalents

      The Company invests its excess cash in a liquid money market fund with a major commercial bank. The Company considers the money market fund investment and all short-term, highly liquid investments with a maturity of three months or less on the date of purchase to be cash equivalents.

Property and Equipment

      Property and equipment acquired are stated at cost and are depreciated on a straight-line basis over the underlying asset’s estimated useful life, typically five years. Leasehold improvements are amortized over shorter of its useful life or the term of the lease. When assets are retired or sold, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in net income (loss) for that year.

ANTEX BIOLOGICS INC.
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

      The Company’s policy is to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of the impairment is measured as the difference between the asset’s estimated fair value and its book value. Given the inherent risks within the biotechnology and biopharmaceutical industries, it is possible that the Company’s current expectation that it will recover the carrying amount of its long-lived assets from future operations or alternative uses could change.

3.     Capital Transactions

      In July 2001, the Company raised gross proceeds of approximately $3,000,000 in a private placement of 3,000 shares of its 7% Series B Convertible Preferred Stock (the “Series B Stock”). The Series B Stock is convertible into the Company’s common stock at $2.00 per share, subject to (i) certain anti-dilution adjustments and (ii) the attainment of certain operational milestones, all of which have been satisfied. The Series B Stock automatically converts into common stock on the earlier of (i) July 3, 2004 or (ii) any time after July 3, 2003 provided the per share market value of the Company’s common stock has exceeded $4.00 for at least 20 consecutive trading days.

      The Company also issued Class E warrants to purchase up to an aggregate of 750,000 shares of the Company’s common stock at a price of $2.50 per share, and Class F warrants to purchase up to an aggregate of 375,000 shares of the Company’s common stock at $3.00 per share. The Class E and F warrants expire in July 2003, and the exercise prices of the warrants are subject to adjustment in certain limited circumstances. The Company also granted the purchasers the option at any time prior to April 2002 to invest an equal amount on substantially the same terms and conditions as the initial investment. The Company may cancel this option if at any time the average closing bid price of the Company’s common stock over a consecutive ten-day period equals or exceeds $3.00 per share. The Company recognized a dividend of $472,064 in 2001 to reflect beneficial conversion feature of the Series B Stock, and recorded $105,000 for dividends on the Series B Stock paid in January 2002 using 70,176 shares of its common stock.

      The holders of the Series B Stock have the option to require the Company to redeem the Series B Stock for cash (in an amount equal to the market value of the underlying common stock or the stated value of the Series B Stock) if the Company (i) fails to honor a valid conversion notice, (ii) fails to keep a registration statement for the underlying common stock effective, (iii) is delisted or suspended from the American Stock Exchange, (iv) makes a defined unauthorized transfer, or (v) consummates a defined change in control transaction.

      In March 2000, the Company completed a private placement of equity securities resulting in gross proceeds to the Company of $15,293,790. Pursuant to the terms of the private placement, the Company offered and sold 3,743,573 A Units and 4,454,545 B Units.

      Each A Unit consisted of one share of common stock and five Class A Warrants. Each Class A Warrant has a five-year term and is exercisable to purchase 1/5 of a share of common stock at an exercise price of $1.50 (or $7.50 per share). The Company may redeem the Class A Warrants at a redemption price of $0.10 per warrant if (i) after September 15, 2001, the average market price of the common stock exceeds $7.50 per share for 20 consecutive trading days or (ii) after March 15, 2002, the average market price of the common stock exceeds $4.50 per share for 20 consecutive trading days.

      Each B Unit consisted of 1/100 of a share of Series A Convertible Preferred Stock (the “Series A Stock”) and one Class B Warrant. Each full share of the Series A Stock is convertible, at the option of the holder, into one full share of common stock. The Series A Stock had no dividend rights, had no special voting rights, and was entitled to participate in a dissolution and liquidation of the Company with the holders of

ANTEX BIOLOGICS INC.
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

common stock on an “as converted” basis. The terms of the Class B Warrants were identical to the Class A Warrants. The Company recognized a dividend of $2,940,000 over a one-year period ending in March 2001 to reflect beneficial conversion features of the Series A Stock.

      In connection with the financing, the Company paid total compensation consisting of: (i) 1,666,666 B Units; (ii) 3,409,091 Class C Warrants, each having a five-year term and exercisable to purchase 1/5 of a share of common stock at an exercise price of $0.66 (or $3.30 per share); (iii) 3,409,091 Class D Warrants, each having a five-year term and exercisable to purchase 1/5 of a share of common stock at an exercise price of $1.50 (or $7.50 per share); and (iv) $100,000 in cash.

      In August 2000, holders of all the Class B Warrants, 1,155,303 Class A Warrants, 2,799,091 Class C Warrants, and 2,799,091 Class D Warrants, exercisable in the aggregate to purchase 2,574,939 shares of the Company’s common stock, exchanged the warrants for an aggregate of 620,000 shares of the Company’s common stock. In April 2001, the Series A Stock was converted in its entirety into 1,224,242 shares of common stock.

4.     Strategic Alliances

      GlaxoSmithKline. In 1996, the Company entered into a joint venture arrangement with SmithKline Beecham Corporation and SmithKline Beecham Biologicals Manufacturing s.a. (“GlaxoSmithKline” or “GSK”) to develop and commercialize human bacterial vaccines using the Company’s proprietary technologies. In 1999 the arrangement was modified and a new license agreement signed. As a result of the modification, Antex acquired complete ownership of the joint venture technology and GSK received 719,052 shares of the Company’s common stock and a warrant to purchase 773,154 shares of the Company’s common stock at an exercise price of $1.85 per share, exercisable on or before September 1, 2003 (the “GSK Warrant”). The Company recognized an expense of $502,540 in 1999 in connection with the granting of the GSK Warrant.

      The new agreement licenses various vaccines for certain infectious diseases to GSK. Under the license agreement the Company is entitled to receive milestone payments and royalties and, subject to mutual agreement in the future, the reimbursement by GSK of expenses incurred by the Company for production lots of vaccines, the conduct of clinical trials, and the prosecution and maintenance of the Company’s patents and patent applications pertaining to the licensed technology. GSK is responsible for conducting clinical trials, manufacturing, and sales and distribution for the licensed vaccines.

      The agreement provided that the number of shares of Common Stock purchasable by GSK would increase by an additional 173,237 shares provided that GSK made timely scheduled research and development funding payments. Since a payment was not made timely in 1999, GSK was not issued additional warrants. GSK notified the Company that it disagrees that the delay in receipt of the payment negated GSK’s right to the increase. The Company and GSK have discussed this matter from time to time without resolution and the ultimate outcome is unknown. In 2000, GSK effected a cashless exercise of the GSK Warrant resulting in the issuance to GSK of 699,041 shares of Common Stock.

      The Company recognized revenue from these reimbursable arrangements of $200,848, $177,014, and $12,739,966 for the years ended December 31, 2001 and 2000, and for the period August 3, 1991 (inception) to December 31, 2001, respectively.

      Aventis Pasteur. In 1994, the Company entered into a technology license agreement with Aventis Pasteur, whereby the Company granted an exclusive license to develop, produce and market any product using the Company’s specific Haemophilus influenzae nontypeable protein in all countries other than those in the Asia-Pacific region. The Company received or accrued milestone payments pursuant to this arrangement through December 31, 2001 of $1,550,000, including $500,000 accrued in 2001. Upon commercialization,

ANTEX BIOLOGICS INC.
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Aventis Pasteur is obligated to pay a guaranteed minimum annual royalty to the Company on sales of any product incorporating the Company’s technology.

      U.S. Department of Defense. In 1994, the Company entered into a Cooperative Research and Development Agreement (“CRADA”) with the U.S. Navy, whereby the Company granted Government Purpose License Rights to its vaccine designed to fight infection and diseases caused by Campylobacter jejuni bacteria. In exchange for the rights granted, the United States Navy agreed to conduct and fund the costs involved in Phase I, II and III clinical trials for the vaccine, subject to the availability of required funds. The Company retained all commercial rights to develop, produce and market any product involving the Campylobacter jejuni vaccine.

      In 2000, the Company was awarded a Small Business Technology Transfer Research contract for approximately $460,000 from the U.S. Army to assist in the development of a vaccine designed to fight infections and diseases caused by Shigella spp. The Company has received approximately $420,000 of this amount. The Company has recognized an estimated loss of approximately $115,000 (of which approximately $62,000 is accrued) related to this contract; the loss has been recorded as research and development expenses in the accompanying consolidated statement of operations. Also in 2000, the Company was awarded a Small Business Innovation Research grant for approximately $68,000 from the U.S. Army related to the development of an oral microbead vaccine to protect U.S. troops against Campylobacter jejuni. The grant was completed in 2001 and all the funds have been received.

      All the Company’s revenues and receivables in 2001 and 2000 were from GlaxoSmithKline, Aventis Pasteur or the U.S. Department of Defense.

5.     Disaggregated Financial Information

      The Company has two reportable product segments, Vaccines and Antibiotics. Vaccines contain all activity related to the Company’s efforts to develop, internally or through strategic alliances, human biologic vaccines. Antibiotics contain all activity related to the Company’s efforts to develop pharmaceutical drugs.

      The following tables present information regarding the two segments for 2001 and 2000:

	Year Ended December 31, 2001

			Reconciling
Category	Vaccines	Antibiotics	Items	Total

Revenues	$663,737	$—	$200,848	$864,585

Research and development expenses	$3,864,496	$953,011	$—	$4,817,507

Loss from operations	$(3,200,759)	$(953,011)	$(2,895,465)	$(7,049,235)

Fixed asset acquisitions	$212,096	$14,224	$(21,229)	$205,091

      Reconciling items include reimbursable patent costs of $200,848; selling, general and administrative expenses of $3,096,313; and corporate fixed asset acquisitions net of transferred construction in progress expenditures of ($21,299).

	Year Ended December 31, 2000

			Reconciling
Category	Vaccines	Antibiotics	Items	Total

Revenues	$172,598	$—	$177,014	$349,612

Research and development expenses	$4,218,502	$770,411	$—	$4,988,913

Loss from operations	$(4,045,904)	$(770,411)	$(2,237,794)	$(7,054,109)

Fixed asset acquisitions	$198,168	$39,287	$65,781	$303,236

ANTEX BIOLOGICS INC.
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

      Reconciling items include reimbursable patent costs of $177,014; selling, general and administrative expenses of $2,414,808; and net corporate fixed asset acquisitions and construction in progress expenditures of $65,781.

6.     Property and Equipment

      Property and equipment consist of the following:

	December 31

	2001	2000

Laboratory equipment	$3,061,284	$2,834,964

Office equipment	266,539	234,748

Leasehold improvements	54,916	54,916

Construction in progress	—	53,020

	3,382,739	3,177,648

Accumulated amortization and depreciation	(2,675,998)	(2,386,675)

	$706,741	$790,973

7.     Income Taxes

      Significant components of net deferred tax assets are as follow:

	December 31

	2001	2000

Deferred tax assets:

Federal net operating loss carryforwards	$9,617,706	$7,588,534

State tax net operating loss carryforwards, net of federal tax benefit	1,306,877	1,016,576

Research and development tax credit carryforwards	226,090	226,090

Other deferred tax assets	599,330	280,200

	11,750,003	9,111,400

Valuation allowance	(11,750,003)	(9,111,400)

Net deferred tax asset	$—	$—

Change in Valuation Allowance	$2,638,603	$2,219,400

      Management has provided a valuation allowance against total deferred tax assets as of the balance sheet dates because the Company’s ability to generate sufficient future taxable income is uncertain. The difference between the federal statutory tax rate of 34% and the Company’s effective tax rate of 0% is primarily due to the increase in the valuation allowance on the Company’s deferred tax assets. Research and development tax credit carryforwards expire through 2010.

      As of December 31, 2001, the Company has net operating loss carryforwards of approximately $28,000,000 for federal and state tax reporting purposes, which expire beginning in 2006 through 2021. Due to certain changes in ownership, including the financings completed in July 2001 and March 2000, the Company’s ability to use its net operating loss carryforwards arising prior to March 2000 are limited and those net operating loss carryforwards arising prior to July 2001 may be limited pursuant to section 382 of the Internal Revenue Code.

ANTEX BIOLOGICS INC.
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

8.     Commitments and Contingencies

      The Company has entered into a non-cancelable operating lease for approximately 24,000 square feet of office and laboratory space expiring in December 2008. The Company has an option to extend the lease for an additional five years. The lease provides for a tenant improvement allowance for renovation and expansion; such allowance is being repaid as additional rent over the term of the lease. The lease requires the Company to pay its pro-rata share of building operating expenses and administrative charges, and provides for an annual increase in the base rent.

      Future minimum lease payments are as follows:

Year	Amount

2002	$726,000

2003	739,000

2004	753,000

2005	768,000

2006	783,000

2007 and beyond	1,543,000

$5,312,000

      Rent expense was approximately $716,000, $692,000 and $3,366,000 for the years ended December 31, 2001 and 2000 and for the period August 3, 1991 (inception) to December 31, 2001, respectively. In the conduct of its research and development activities, the Company is subject to the risks associated with the handling of hazardous materials.

9.     Stock Option and Other Compensation Plans

1992 Directors’ Stock Option Plan

      In 1992, the Company adopted the 1992 Directors’ Stock Option Plan (the “Directors’ Plan”). The Directors’ Plan, as amended, provides for the grant of options to purchase up to an aggregate of 1,700,000 shares of the Company’s common stock to nonemployee directors. Under the Directors’ Plan, upon initial election to the Board, a director is granted options to purchase the number of shares of common stock equal to $20,000 ($10,000 if elected on or after the six-month anniversary of the most recent annual shareholders meeting) divided by the greater of the market price of the common stock on the date of grant or $0.50. Annually thereafter, each director is granted additional options to purchase the number of shares of common stock equal to $20,000 divided by the greater of the market price of the common stock on the date of the grant or $0.50. This annual option grant is supplemented tri-annually by an additional grant of options to purchase a number of shares of common stock equal to 150% of the number of shares covered by the annual grant. Vesting occurs quarterly in four equal installments over a period of one year following the date of grant. Options granted under the Directors’ Plan have a term of five years.

1992 Stock Option Plan for Employees

      In 1992, the Company adopted the 1992 Stock Option Plan for employees (the “Employees’ Plan”). The Employees’ Plan, as amended, provides for the grant of options to purchase up to an aggregate of 7,500,000 shares of the Company’s common stock. The Employees’ Plan provides for the issuance of incentive stock options (“ISOs”) and non-qualified stock options (“NQSOs”). The exercise price of ISOs must be at least equal to the fair market value of the Company’s common stock on the date of grant. Under the Employees’ Plan, ISOs and NQSOs may have a term of up to ten years.

ANTEX BIOLOGICS INC.
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

      Stock options outstanding under these plans are as follows:

	Directors’ Plan		Employees’ Plan

		Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price

December 31, 1999	107,304	$3.70	1,206,835	$4.00

Granted	7,869	$7.63	460,000	$3.90

Exercised	—	$—	(38,081)	$1.86

Expired	(1,504)	$5.00	(113,304)	$2.91

December 31, 2000	113,669	$3.96	1,515,450	$4.12

Granted	35,295	1.70	1,493,500	$1.67

Exercised	—	—	(17,945)	$2.19

Expired	(13,260)	9.05	(263,875)	$4.40

December 31, 2001	135,704	$2.87	2,727,130	$2.81

      The range of exercise prices for options outstanding at December 31, 2001 was $1.70 to $9.05 and $1.08 to $30.00 for the Directors’ Plan and the Employees’ Plan, respectively. Additional information regarding options outstanding and exercisable as of December 31, 2001 is as follows:

	Outstanding	Weighted Average	Weighted Average	Exercisable	Weighted Average
Exercise Price	Shares	Exercise Price	Life Remaining	Shares	Exercise Price

$1.08 to $ 1.85	1,659,888	$1.62	9.0 years	322,959	$1.66
$2.00 to $ 2.99	723,208	$2.49	5.0 years	573,708	$2.56
$3.38 to $ 3.75	385,333	$3.48	8.1 years	128,458	$3.50
$5.00 to $20.00	29,405	$8.84	3.1 years	29,405	$8.84
$30.00	65,000	$30.00	2.0 years	65,000	$30.00

	2,862,834	$2.81		1,119,530	$4.16

      The Company recognized compensation expense in 2001 and 2000 of $125,780 and $327,976, respectively, for stock options granted under the Employees’ Plan with an exercise price less than the quoted market price of the Company’s Common Stock on the date of grant. Had the Company determined compensation expense based on the fair value at the grant date for stock options, the Company’s net loss, net loss per common share (basic and assuming dilution) would have been $(7,920,000) and $(0.76), respectively, in 2001, and $(9,251,898) and $(0.97), respectively, in 2000.

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000

Expected life (years)	8.75	8.75

Interest rate	4.82%	6.04%

Volatility	96.36%	96.36%

Dividend yield	0%	0%

      The weighted average remaining contractual life of options outstanding is 7.62 years and 6.64 years at December 31, 2001 and 2000, respectively. The weighted average fair value of the options granted was $1.29 and $3.96 per option for 2001 and 2000, respectively.

ANTEX BIOLOGICS INC.
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

      During 2001, several officers separated employment with the Company. Outstanding stock options were not modified and are governed under their original terms.

Retirement Plan

      The Company has a 401(k) plan, which covers all employees who have completed six months of service and are at least 21 years of age. Each eligible employee may potentially contribute up to 15% of his or her salary, subject to certain annual limits. The Company did not match employee contributions in 2001 and 2000.

ANTEX BIOLOGICS INC.
(a development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

ANTEX BIOLOGICS INC.

(a development stage enterprise)

UNAUDITED CONDENSED FINANCIAL STATEMENTS

ANTEX BIOLOGICS INC.

(a development stage enterprise)

Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2002	2001

	(unaudited)

Assets

Current assets:

Cash and cash equivalents	$1,154,383	$7,119,354

Accounts and other receivables	37,988	587,384

Prepaid expenses	123,343	109,659

Total current assets	1,315,714	7,816,397

Property and equipment, net	577,197	706,741

Restricted cash and other assets	256,391	173,891

Total assets	$2,149,302	$8,697,029

Liabilities and Stockholders’ Equity

Current liabilities:

Accounts payable and accrued expenses	$928,750	$813,039

Deferred revenue	727,991	839,567

Deferred gain on sale of equipment	16,635	49,590

Total current liabilities	1,673,376	1,702,196

Accrued rent obligation and other liabilities	162,666	150,245

Total liabilities	1,836,042	1,852,441
Commitments and contingencies

Series B convertible preferred stock, $.01 par value, $1,000 liquidation value; 8,000 shares authorized; 3,000 shares issued and outstanding	1,347,775	639,679

Stockholders’ equity:

Preferred stock, $.01 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—

Common stock, $.01 par value; 95,000,000 shares authorized; 12,407,795 issued and outstanding; 12,234,680 in 2001	124,077	122,346

Additional paid-in capital	36,978,450	37,515,898

Deficit accumulated during the development stage	(38,137,042)	(31,433,335)

Total stockholders’ equity (deficit)	(1,034,515)	6,204,909

	$2,149,302	$8,697,029

The accompanying notes are an integral part of these financial statements.

ANTEX BIOLOGICS INC.

(a development stage enterprise)

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months
	Ended September 30,		August 3, 1991
			(inception) to
	2002	2001	September 30, 2002

Contract revenues	$69,260	$87,945	$18,081,014

Research and development expenses	1,587,766	1,160,333	37,056,204

Selling, general and administrative expenses	671,423	740,345	19,276,322

Loss from operations	(2,189,929)	(1,812,733)	(38,251,512)

Interest income	13,351	96,017	2,541,378

Interest expense	—	—	(708,357)

Other	—	—	(1,718,551)

Net loss	(2,176,578)	(1,716,716)	(38,137,042)

Dividend accretion attributable to beneficial conversion feature, and dividends on preferred stock	(288,532)	(288,532)	(4,382,660)

Net loss applicable to common stockholders	$(2,465,110)	$(2,005,248)	$(42,519,702)

Net loss per common share:

Basic and assuming dilution	$(0.20)	$(0.16)

Weighted average common shares outstanding:

Basic and assuming dilution	12,392,560	12,234,680

The accompanying notes are an integral part of these financial statements.

ANTEX BIOLOGICS INC.

(a development stage enterprise)

Condensed Consolidated Statements of Operations

(Unaudited)

	Nine Months
	Ended September 30,		August 3, 1991
			(inception) to
	2002	2001	September 30, 2002

Contract revenues	$284,553	$207,904	$18,081,014

Research and development expenses	4,869,886	3,418,393	37,056,204

Selling, general and administrative expenses	2,169,690	2,151,153	19,276,322

Loss from operations	(6,755,023)	(5,361,642)	(38,251,512)

Interest income	58,053	340,085	2,541,378

Interest expense	—	—	(708,357)

Other	(6,737)	—	(1,718,551)

Net loss	(6,703,707)	(5,021,557)	(38,137,042)

Dividend accretion attributable to beneficial conversion feature, and dividends on preferred stock	(865,596)	(901,031)	(4,382,660)

Net loss applicable to common stockholders	$(7,569,303)	$(5,922,588)	$(42,519,702)

Net loss per common share:

Basic and assuming dilution	$(0.61)	$(0.50)

Weighted average common shares outstanding:

Basic and assuming dilution	12,331,103	11,821,063

The accompanying notes are an integral part of these financial statements.

ANTEX BIOLOGICS INC.

(a development stage enterprise)

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months
	Ended September 30,		August 3, 1991
			(inception) to
	2002	2001	September 30, 2002

Operating activities

Net loss	$(6,703,707)	$(5,021,557)	$(38,137,042)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization of property and equipment, net	172,572	174,303	1,033,675

Amortization of deferred credits	—	(16,465)	(488,352)

Write-down of construction in progress	—	—	174,400

Stock-based compensation	169,342	94,335	1,671,272

Other expenses	6,737	—	1,718,551

Changes in operating assets and liabilities:

Accounts and other receivables	549,396	(24,504)	(37,988)

Prepaid expenses and other	(11,984)	(39,653)	(32,692)

Accounts payable, accrued expenses and other	128,132	233,793	680,170

Deferred revenue	(107,343)	257,475	732,224

Due from affiliate	—	—	420,448

Net cash used in operating activities	(5,796,855)	(4,342,273)	(32,265,334)

Investing activities

Purchase of property and equipment	(88,660)	(164,228)	(1,777,076)

Increase in restricted cash	—	—	(146,600)

Net cash used in investing activities	(88,660)	(164,228)	(1,923,676)

Financing activities

Net proceeds from sales of capital stock, warrants and options	$—	$2,526,137	$29,513,834

Net proceeds from exercise of common stock warrants and options	3,044	39,302	4,975,387

Proceeds from sale and leaseback agreement	—	—	2,164,792

Principal repayments on sale and leaseback agreement	—	—	(2,164,792)

Proceeds from issuance of notes payable	—	—	500,000

Deferred financing costs	(82,500)	—	(82,500)

Net cash provided by (used in) financing activities	(79,456)	2,565,439	34,906,721

Net increase (decrease) in cash and cash equivalents	(5,964,971)	(1,941,062)	717,711

Cash and cash equivalents at beginning of period	7,119,354	10,876,186	436,672

Cash and cash equivalents at end of period	$1,154,383	$8,935,124	$1,154,383

Supplemental cash flows disclosures:

Cashless exercise of common stock options and warrants	$—	$—	$4,426,000

Notes payable and accrued interest converted to preferred stock	—	—	509,109

Conversion of convertible preferred stock into common stock	—	612,500	612,500

Sale and leaseback of property and equipment	—	—	2,099,175

Capitalized equipment	—	—	247,957

Interest paid	—	—	699,248

The accompanying notes are an integral part of these financial statements.

ANTEX BIOLOGICS INC.

(a development stage enterprise)

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2002
(Unaudited)

1.     Business

      Antex Biologics Inc. (the “Company”) is a biopharmaceutical company committed to improving human health by developing new vaccines and antibiotics to prevent and treat chronic bacterial infections and related diseases. With respect to its research and product development, the Company currently has strategic alliances with GlaxoSmithKline, Aventis Pasteur and the U.S. Department of Defense.

      Since its inception, the Company’s revenues have been generated solely from contracts in support of its research and development activities and, as of September 30, 2002, the Company’s products are not sufficiently developed to enable the Company to generate sales on an ongoing basis. As a result, the Company is considered to be in the development stage. To date, the Company has raised funds primarily from equity financings and from strategic alliances. The Company has no bank lines of credit or other credit facilities.

      The Company has no material non-cancelable commitments for the remainder of 2002 other than operating lease obligations of approximately $185,000, and does not expect significant revenues in the fourth quarter of 2002. The Company expects its operating cash requirements for the remainder of 2002 to be approximately $2,000,000; the Company has approximately $1,200,000 in cash on hand at September 30, 2002.

      To raise additional capital, the Company, on October 25, 2002, filed a registration statement with the Securities and Exchange Commission to register shares of Common Stock and Redeemable Stock Purchase Warrants in an underwritten offering in which the Company is seeking to raise up to $10,000,000 in gross proceeds (approximately $8.5 million after deducting underwriting and offering costs and expenses). However, there can be no assurance that the Company will be able to complete its public offering as planned.

      In addition to the planned public offering, the Company continues to examine a range of possible funding sources, including additional strategic alliances, additional equity or debt private placements, the sale and leaseback of existing assets, and additional grants and contracts. The Company is also examining the possibility of entering into one or more business transactions that could involve the merger or sale of the Company and/or selected Company assets. If the Company is unsuccessful in raising capital during the quarter from its planned public offering or from the other efforts outlined above sufficient to meet its anticipated needs, the Company will be required to curtail its ongoing operations, including discontinuation of ongoing and planned clinical trials, or cease operations completely. “See Note 8.”

2.     Preparation of Condensed Consolidated Financial Statements

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to the 2001 financial statements to conform them to the 2002 presentation.

      The accompanying Condensed Consolidated Balance Sheet as of September 30, 2002, the Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2002 and 2001 and for the period August 3, 1991 (inception) to September 30, 2002, and the Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2002 and 2001 and for the period August 3, 1991 (inception) to September 30, 2002, are unaudited. In the opinion of management, the accompanying financial statements reflect all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of the consolidated financial position of Antex Biologics Inc. and its subsidiary at September 30, 2002, and the consolidated results of their operations and their cash flows for the

ANTEX BIOLOGICS INC.
(a development stage enterprise)

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

periods referred to above. The results of operations for the three and nine months ended September 30, 2002 are not necessarily indicative of the operating results anticipated for the fiscal year ending December 31, 2002. Additionally, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to rules and regulations promulgated by the Securities and Exchange Commission. These financial statements should be read in conjunction with the financial statements and notes thereto for the fiscal year ended December 31, 2001 included in the Company’s Annual Report on Form 10-KSB.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amount of recorded assets or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

3.     Capital Stock

      In July 2001, the Company completed a private placement of 3,000 shares of Series B 7% Convertible Preferred Stock, along with 750,000 Class E Warrants and 375,000 Class F Warrants, from which it realized gross proceeds of approximately $3,000,000 (approximately $2,600,000 after deducting offering costs and expenses). The Series B 7% Convertible Preferred Stock currently is convertible into an aggregate of 1,500,000 shares of Common Stock. The Class E Warrants are currently exercisable to purchase one share of Common Stock at an exercise price of $2.50 per share and the Class F Warrants are currently exercisable to purchase one share of Common Stock at an exercise price of $3.00 per share. The Company paid dividends in January 2002 and July 2002 on the preferred stock in 170,295 unregistered shares of its common stock. “See Note 8.”

      In August 2002, as part of a consulting services agreement, the Company granted the consulting firm redeemable stock purchase warrants to purchase 150,000 shares of its Common Stock. The warrants are exercisable for five years at $3.00 per share. The Company recorded a charge of $75,000 in the accompanying statement of operations for the quarter ended September 30, 2002 related to the grant of the warrants.

4.     Property and Equipment

      The Company adopted the provisions of the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” in the first quarter of 2002. The adoption of this standard did not materially impact the Company’s financial position or results of operations.

      The Company’s policy is to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of the impairment is measured as the difference between the asset’s estimated fair value and its book value. Given the inherent risks within the biotechnology and biopharmaceutical industries, it is possible that the Company’s current expectation that it will recover the carrying amount of its long-lived assets from future operations or alternative uses could change.

5.     Business Segment Financial Information

      The Company has two reportable operating segments based on product lines, vaccines (or biologics) and antibiotics (or pharmaceuticals). Corporate includes certain patent costs and reimbursements of patent costs, general and administrative costs, and the acquisition of assets used to support administrative functions. The 2001 amounts included a transfer of completed construction in process from Corporate to the Vaccines

ANTEX BIOLOGICS INC.
(a development stage enterprise)

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

segment. The following tables summarize information regarding the two segments for the three- and nine- month periods ended September 30, 2002 and 2001:

	Three Months Ended September 30, 2002

Category	Vaccines	Antibiotics	Corporate	Total

Contract revenues	$34,684	$—	$34,576	$69,260

Research and development expenses	$908,720	$644,470	$34,576	$1,587,766

Loss from operations	$(874,036)	$(644,470)	$(671,423)	$(2,189,929)

Fixed asset acquisitions	$3,988	$—	$—	$3,988

	Three Months Ended September 30, 2001

Category	Vaccines	Antibiotics	Corporate	Total

Contract revenues	$50,385	$—	$37,560	$87,945

Research and development expenses	$822,876	$337,458	$—	$1,160,334

Loss from operations	$(772,491)	$(337,458)	$(702,785)	$(1,812,734)

Fixed asset acquisitions	$3,753	$—	$5,544	$9,297

	Nine Months Ended September 30, 2002

Category	Vaccines	Antibiotics	Corporate	Total

Contract revenues	$111,575	$—	$172,978	$284,553

Research and development expenses	$2,857,800	$1,839,108	$172,978	$4,869,886

Loss from operations	$(2,746,225)	$(1,839,108)	$(2,169,690)	$(6,755,023)

Fixed asset acquisitions	$51,352	$8,499	$28,809	$88,660

	Nine Months Ended September 30, 2001

Category	Vaccines	Antibiotics	Corporate	Total

Contract revenues	$67,385	$—	$140,519	$207,904

Research and development expenses	$2,403,792	$1,014,601	$—	$3,418,393

Loss from operations	$(2,336,407)	$(1,014,601)	$(2,010,634)	$(5,361,642)

Fixed asset acquisitions	$114,505	$—	$49,723	$164,228

6.     Earnings (Loss) Per Share

      Earnings (loss) per common share is computed by dividing “net income (loss) applicable to common stockholders” by the weighted average number of common shares outstanding during the period. Earnings (loss) per share assuming dilution is computed by dividing “net income (loss) applicable to common stockholders” by the weighted average number of common shares and potentially dilutive shares outstanding during the period.

      The Company excluded the following potentially dilutive shares from its diluted earnings per share calculation because they are anti-dilutive:

	September 30

Common Stock Issuable Upon:	2002	2001

Conversion of convertible preferred stock	$1,500,000	$1,500,000

Exercise of stock purchase warrants	5,241,512	4,941,512

Exercise of employee and director stock options	2,908,175	2,109,299

      During the first quarter of 2002, the 1992 Directors’ Stock Option Plan was amended to extend its term for an additional five years.

ANTEX BIOLOGICS INC.
(a development stage enterprise)

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

7.     Contingencies

      In September 2002, the Company was named as a defendant, along with a number of other pharmaceutical companies, in 37 lawsuits filed by a single law firm in the Maryland Circuit Court for Baltimore County. The defendants subsequently removed the lawsuits to Federal District Court for the District of Maryland. In October 2002, we and the other pharmaceutical companies were named as defendant in six additional suits, which the defendants also intend to remove to Federal District Court for the District of Maryland. In the lawsuits, the named plaintiffs, on behalf of minor children, have asserted product liability and other claims against the defendants, including the Company, alleging that the defendants used Thimerosal (a mercury-based preservative) in commercially-available vaccines administered to minors and that the minors sustained injuries due to the Thimerosal. Each of the suits seeks monetary damages of $20 million. Based on the fact that the Company has used Thimerosal only in clinical trials in which no minors were participants, it does not believe that it has any liability in these actions. In addition, the Company believes that under its license agreements with GlaxoSmithKline and Aventis Pasteur it is entitled to indemnification against these claims. However, if the complaint against the Company is not dismissed, and if GlaxoSmithKline and Aventis Pasteur fail to assume the defense of the lawsuit or fail to indemnify the Company, any adverse judgment against the Company or the cost of defending the claim, including a successful defense, could have a material adverse effect on the Company’s business or financial condition. At this early stage in the proceedings, the Company is not in a position to predict the outcome of this litigation, but intends, subject to the availability of financial resources, to contest the matter vigorously. No provision has been made in the Company’s financial statements as a result of this contingency. On November 1, 2002, Aventis Pasteur acknowledged by letter its obligation to defend and indemnify us.

8.     Subsequent Event

      On November 15, 2002, the Company filed an amendment to its registration statement on Form SB-2 previously filed with the Securities and Exchange Commission on October 25, 2002. The amended registration statement contemplates the Company issuing 8,000,000 units, each unit consisting of one share of the Company’s common stock and one redeemable warrant allowing the holder to purchase one additional share of common stock. However, there can be no assurance that the Company will be able to complete its public offering as planned.

      In connection with this offering, the holders of the Series B Convertible Preferred Stock have agreed, contingent upon the closing of this offering, to amend the terms of the Series B Convertible Preferred Stock to (i) adjust the conversion price to a price equal to two times the portion of the offering price allocated to the common stock component of the units, (ii) change the latest automatic conversion date of the Series B Convertible Preferred Stock from July 3, 2004 to July 3, 2006; and (iii) adjust the exercise price of the Class E and Class F Warrants to a price equal to two times the portion of the offering price allocated to the common stock component of the units.

ANTEX BIOLOGICS INC.

8,000,000 Units

ROAN/ MEYERS ASSOCIATES, L.P.

[INSIDE BACK COVER OF PROSPECTUS]

      You may rely on the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of the common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.     Indemnification of Directors and Officers

      As permitted by the Delaware General Corporation Law (the “DGCL”), Article Eighth of the Registrant’s certificate of incorporation provides that no director of the Registrant shall be personally liable to the Registrant or to its stockholders for monetary damages for breach of fiduciary duty as a director, other than:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders,

•	for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law,

•	the payment of an unlawful dividend or an unlawful stock repurchase or redemption in violation of Section 174 of the DGCL, or

•	for any transaction from which the director derived an improper personal benefit.

      Under the DGCL, a corporation is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer, director, employee or agent of the corporation or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding:

•	if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and

•	in the case of a criminal proceeding, the person had no reasonable cause to believe that his conduct was unlawful.

      A corporation also is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to obtain a judgment in its favor by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, provided that no such indemnification is permitted with respect to any claim, issue or matter as to which the person is found liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines the person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper.

      Under Delaware law, a corporation must indemnify any present or former director or officer of the corporation who is successful on the merits or otherwise in the defense of any action, suit or proceeding against expenses actually and reasonably incurred by such person. Expenses incurred by an officer or director as deemed appropriate by the board of directors, in defending civil, criminal, administrative or investigative proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation. Expenses incurred by former officers and directors or other employees or agents in defending such proceedings may be paid upon terms deemed appropriate by the corporation.

      Article Thirteenth of the Registrant’s certificate of incorporation requires the Registrant to indemnify, to the fullest extent permitted by the DGCL, as amended from time to time, any person who is, was, or has agreed to become a director or officer of the Registrant against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person, including liabilities arising under the Securities Act of 1933.

      Pursuant to a registration rights agreement with certain holders of our preferred stock, the company is obligated to indemnify such holders to the fullest extent permitted by applicable law from and against any and all losses arising in connection with the filing of registration statements to register the company’s securities held by such holders, subject to certain limited exceptions.

Item 25.     Other Expenses of Issuance and Distribution

      The following table sets forth the fees and expenses, other than the underwriting discount and commission, payable by the Registrant in connection with the sale of the securities being registered hereby. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the American Stock Exchange listing fee and the NASD filing fee.

SEC registration fee	$2,549

American Stock Exchange listing fee	67,500

Blue sky qualification fees and expenses	5,000

Accounting fees and expenses	10,000

Legal fees and expenses	75,000

Printing and engraving expenses	30,000

Transfer agent and registrar fees	5,000

NASD filing fee	3,271

Miscellaneous fees	1,680

Total	200,000

Item 26.     Recent Sales of Unregistered Securities

      The following is a summary of the sales that we have made of our securities since September 1, 1999, that were not registered under the Securities Act of 1933, as amended:

      (1) In March 2000, we completed a private placement from which we realized gross proceeds of approximately $15,300,000. In the transaction, we sold to investors 18,717,864 A Units and 4,454,545 B Units, in each case at a price of $0.66 per Unit. The Units were issued without registration in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”), based on the accredited investor status or the sophistication and investment experience of the purchasers.

      Each A Unit consisted of one share of common stock and one Class A Warrant. Each Class A Warrant (after giving effect to a one-for-five reverse stock split In July 2000) has a five-year term and was exercisable immediately upon issuance to purchase one-fifth of a share of common stock at an exercise price of $1.50 per share. At our election, the Class A Warrants may be redeemed, upon 30 days prior written notice to the holders, at a redemption price of $0.10 per warrant, if (i) after September 15, 2001, the average market price of our common stock exceeds $7.50 per share for 20 consecutive trading days or (ii) after March 15, 2002, the average market price of our common stock exceeds $4.50 per share for 20 consecutive trading days.

      Each B Unit consisted of (i) one-one hundredth (1/100) of a share of Series A Convertible Preferred Stock and (ii) one Class B Warrant. Effective March 15, 2001, each one-one hundredth (1/100) of a share of preferred stock became convertible, at the option of the holder, into one share of common stock. The Class B Warrants were identical to the Class A Warrants, except that the Class B Warrants did not become exercisable until March 15, 2001.

      In connection with the financing, we paid compensation that included (i) 1,666,666 B Units; (ii) 3,409,091 Class C Warrants, each having a five-year term and (after giving effect to the reverse stock split) exercisable beginning March 15, 2001, to purchase one-fifth of a share of common stock at an exercise price of $.66 per share; and (iii) 3,409,091 Class D Warrants, each having a five-year term and (after giving effect to the reverse stock split) exercisable beginning March 15, 2001, to purchase one share of common stock at an exercise price of $1.50 per share. Neither the Class C Warrants nor the Class D Warrants are redeemable by us. The securities issued as compensation were issued without registration in reliance on the exemption provided by Section 4(2) of the 1933 Act based on the accredited investor status or the sophistication and investment experience of the recipients.

      In August 2000, holders of all the Class B Warrants, 1,155,303 Class A Warrants, 2,799,091 Class C Warrants, and 2,799,091 Class D Warrants, exercisable in the aggregate to purchase 2,574,939 shares of our common stock, exchanged the warrants for an aggregate of 620,000 shares of common stock. In April 2001, the holders converted all of outstanding shares of Series A Convertible Preferred Stock into 1,224,242 shares of common stock. Each of these exchanges was effected without registration in reliance on the exemption provided by Section 3(a)(9) of the 1933 Act.

      (2) In July 2001, we completed a private placement of 3,000 shares of 7% Series B Convertible Preferred Stock, resulting in gross proceeds of approximately $3,000,000. The Series B Convertible Preferred Stock is convertible into 500 shares of our common stock, subject to future adjustments for stock dividends, stock splits, and issuances of common stock, or rights to acquire common stock, at a price below the conversion price then in effect. We also issued (i) Class E Warrants for the purchase of up to an aggregate of 750,000 shares of common stock at an exercise price of $2.50 per share and (ii) Class F Warrants for the purchase of up to an aggregate of 375,000 shares of common stock at an exercise price of $3.00 per share. The Class E and Class F Warrants expire on July 3, 2006. The shares of 7% Series B Convertible Preferred Stock and the Class E and F Warrants were issued without registration in reliance on the exemption provided by Section 4(2) of the 1933 Act, based on the accredited investor status of the purchasers.

      In connection with the financing, we paid compensation of 150,000 Class G Warrants having a five-year term and exercisable immediately to purchase one share of common stock at an exercise price of $2.00 per share. The Class G Warrants were issued without registration in reliance on the exemption provided by Section 4(2) of the 1933 Act, based on the accredited investor status of the recipients.

      (3) We are required to pay dividends on our Series B Convertible Preferred Stock in semi-annual amounts equal to 3 1/2% of liquidation value. We have the option to pay such dividends in cash or shares of common stock. On January 15, 2002, and July 15, 2002 we issued to the holders of Series B Convertible Preferred Stock 70,176 and 100,119 shares of common stock, respectively, in satisfaction of our dividend obligation. These shares of common stock were issued without registration in reliance on the exemption provided by Section 4(2) of the 1933 Act, based on the accredited investor status of the holders of the Series B Convertible Preferred Stock.

Item 27.     Exhibits

(a)	Exhibits

Exhibit No.	Description

1.1	Form of Underwriting Agreement between the Registrant and the Representative(17)
3.1	Certificate of Incorporation of the Registrant(1)
3.2	Certificate of Merger relating to merger of BioCarb Inc. with and into the Registrant as filed with the Delaware Secretary of State on September 21, 1992(1)
3.3	Certificate of Ownership and Merger Merging Virgo Biologicals Inc. into MicroCarb Inc., dated August 16, 1996 (effecting the change in the corporate name from MicroCarb Inc. to Antex Biologics Inc.)(6)
3.4	Certificate of Amendment to Certificate of Incorporation, dated May 5, 1997 (increasing the authorized shares to 100 million)(4)
3.5	Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of Series A Convertible Preferred Stock of the Registrant, dated March 15, 2000(10)
3.6	Certificate of Amendment to Certificate of Incorporation, dated July 14, 2000 (effecting one-for-five reverse stock split)(11)
3.7	Certificate of Designation, Preferences, Rights and Limitations of Series B Convertible Preferred Stock of the Registrant(14)
3.8	Bylaws of the Registrant, as amended(3)
4.1	Form of Common Stock Certificate(3)

Exhibit No.		Description

4.2		Form of Warrant Agreement(16)
4.3		Form of Redeemable Stock Purchase Warrant (attached as an exhibit to Exhibit 4.2)
4.4		Form of Class E Warrant(14)
4.5		Form of Class F Warrant(14)
5.1		Opinion of Covington & Burling(18)
9.1		Irrevocable Proxy and Standstill Agreement dated August 11, 2000 executed by Harbor Trust, The Blech Family Trust, Chassman Graphics, Inc., The Biotech Consulting Group, Incorporated, and David Blech(12)
*10	.1	Amended and Restated Stock Option Plan, as amended(5)
*10	.2	1992 Directors’ Stock Option Plan, as amended(5)
*10	.3	Employment Agreement dated as of January 1, 2001 by and between the Registrant and V. M. Esposito(13)
*10	.4	Employment Agreement dated as of May 16, 2001 by and between the Registrant and Alan Liss(15)
*10	.5	Employment Agreement dated as of March 12, 2001 by and between the Registrant and Kyle W. Keese(15)
*10	.6	Employment Agreement dated as of June 15, 2001 by and between the Registrant and Jeffrey V. Pirone(15)
10.7		Form of Confidentiality Agreement by and between the Registrant and its employees(1)
10.8		Form of Inventions Disclosure Agreement by and between the Registrant and its employees(1)
10.9		Form of Non-disclosure and Invention Assignment Agreement by and between the Registrant and its employees(1)
10.10		Stock Purchase Agreement dated as of July 17, 1991 by and between BioCarb AB and Howard C. Krivan, Ph.D.(2)
10.11		Lease effective December 1, 1998 by and between ARE-QRS Corp. and the Registrant(8)
10.12		Omnibus Agreement, dated September 13, 1999, by and among the Registrant, SmithKline Beecham Biologicals Manufacturing s.a., SmithKline Beecham plc, and MicroCarb Human Vaccines Inc.(9)
10.13		Research and Development, Research Support and License Agreement, dated September 13, 1999, between the Registrant and SmithKline Beecham plc (Certain confidential information omitted)(9)
10.14		Amended and Restated Warrant, dated September 13, 1999, issued by the Registrant to SmithKline Beecham Biologicals Manufacturing s.a.(9)
10.15		Amended and Restated Registration Rights Agreement, dated September 13, 1999, between the Registrant and SmithKline Beecham Biologicals Manufacturing s.a.(9)
10.16		Warrant Agreement, dated as of March 15, 2000, between the Registrant and American Stock Transfer & Trust Company, as warrant agent, with forms of Class A Warrant, Class B Warrant, Class C Warrant, and Class D Warrant attached(10)
10.17		Registration Rights Agreement, dated as of March 15, 2000, between the Registrant and each purchaser of Units or recipient of Warrants(10)
10.18		Agreement, dated as of March 15, 2000, between the Registrant and David Blech(10)
10.19		Securities Purchase Agreement dated as of July 3, 2001 by and among the Registrant and the parties listed on Schedule 1 thereto(14)
10.20		Registration Rights Agreement dated as of July 3, 2001 by and among the Registrant and the parties listed on Schedule 1 thereto(14)
10.21		Option to Purchase Series B Convertible Preferred Stock and Warrants of Antex Biologics Inc. dated as of July 3, 2001 by and among the Registrant and the parties listed on Schedule 1 thereto(14)
10.22		Form of Consulting Agreement between the Registrant and the Representative(17)
10.23		Form of Representative’s Unit Purchase Option(17)
21.1		Subsidiaries of Registrant(13)

Exhibit No.	Description

23.1	Consent of Eisner LLP (formerly known as Richard A. Eisner & Company, LLP)(16)
23.2	Consent of Covington & Burling (included in Exhibit 5.1)
24.1	Powers of Attorney (included on the signature page of the original filing)

*	Management plan or compensatory plan or arrangement

(1)	Incorporated by reference to an exhibit to the Registrant’s Registration Statement on Form S-1 (Reg No. 33-53774) filed on October 27, 1992.

(2)	Incorporated by reference to an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 filed on December 2, 1992.

(3)	Incorporated by reference to an exhibit to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 filed on December 15, 1992.

(4)	Incorporated by reference to an exhibit to Form 10-QSB for the quarter ended March 31, 1997 filed on May 14, 1997.

(5)	Incorporated by reference to an exhibit to Form S-8 (Registration No. 333-32377) filed on July 30, 1997.

(6)	Incorporated by reference to an exhibit to Form 8-K filed on September 9, 1996.

(8)	Incorporated by reference to an exhibit to Form 10-KSB for the year ended December 31, 1998 filed on March 25, 1999.

(9)	Incorporated by reference to an exhibit to Form 8-K filed on October 28, 1999.

(10)	Incorporated by reference to an exhibit to Form 8-K filed on March 22, 2000.

(11)	Incorporated by reference to an exhibit to Form 8-K filed on July 31, 2000.

(12)	Incorporated by reference to an exhibit to Form 10-QSB for the quarter ended September 30, 2000 filed on November 9, 2000.

(13)	Incorporated by reference to an exhibit to Form 10-KSB for the year ended December 31, 2000 filed on March 30, 2001.

(14)	Incorporated by reference to an exhibit to Form 8-K filed on August 15, 2001.

(15)	Incorporated by reference to an exhibit to Form 10-KSB for the year ended December 31, 2001 filed on March 5, 2002.

(16)	Previously Filed.

(17)	Filed herewith.

(18)	To be filed by amendment.

Item 28.     Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 24 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or

(4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(a) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the city of Gaithersburg, State of Maryland, on November 15, 2002.

ANTEX BIOLOGICS INC.

By:	/s/ V. M. ESPOSITO

V.M. Esposito
Chairman and Chief Executive Officer

      In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ V. M. ESPOSITO V. M. Esposito	Chairman and Chief Executive Officer (Principal Executive Officer)	November 15, 2002
/s/ JEFFREY V. PIRONE Jeffrey V. Pirone	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	November 15, 2002
* Charles J. Coulter	Director	November 15, 2002
* Robert L. Curry	Director	November 15, 2002
* Donald G. Stark	Director	November 15, 2002

* By Power of Attorney
/s/ V. M. ESPOSITO V. M. Esposito Attorney-in-Fact